     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 14, 1998

                                           REGISTRATION STATEMENT NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           REPUBLIC BANCSHARES, INC.
               (Exact name of registrant as specified in charter)

                    FLORIDA                                         59-3347653
        (State or other jurisdiction of                          (I.R.S. Employer
         incorporation or organization)                        Identification No.)

                       111 SECOND AVENUE N.E., SUITE 300
                         ST. PETERSBURG, FLORIDA 33701
                                 (813) 823-7300
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         CHRISTOPHER M. HUNTER, ESQUIRE
                              CORPORATE SECRETARY
                           REPUBLIC BANCSHARES, INC.
                       111 SECOND AVENUE, N.E., SUITE 300
                         ST. PETERSBURG, FLORIDA 33701
                                 (813) 823-7300
           (Name, address, including zip code, and telephone number,
            including area code, of registrant's agent for service)
                          COPIES OF COMMUNICATIONS TO:

         CHESTER E. BACHELLER, ESQUIRE                       JOHN P. GREELEY, ESQUIRE
              HOLLAND & KNIGHT LLP                          SMITH, MACKINNON, GREELEY,
               200 CENTRAL AVENUE                            BOWDOIN & EDWARDS, P.A.
               ONE PROGRESS PLAZA                       255 SOUTH ORANGE AVENUE, SUITE 800
         ST. PETERSBURG, FLORIDA 33701                        ORLANDO, FLORIDA 32801
                 (813) 227-8500                                   (407) 843-7300
           FACSIMILE: (813) 229-0134                        FACSIMILE: (407) 843-2448

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statements for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

=======================================================================================================================
                                        AMOUNT           PROPOSED MAXIMUM       PROPOSED MAXIMUM         AMOUNT OF
                                         TO BE            OFFERING PRICE           AGGREGATE           REGISTRATION
TITLE OF SHARES TO BE REGISTERED     REGISTERED(1)         PER SHARE(2)       OFFERING PRICE(1)(2)          FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $2.00
  per share.....................       2,300,000              $33.25              $76,475,000             $22,561
=======================================================================================================================

(1) Includes 300,000 shares to cover over-allotments, if any, pursuant to an over-allotment option granted to the Underwriters.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the last sale reported by the Nasdaq Stock Market's National Market on April 9, 1998.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

             SUBJECT TO COMPLETION, DATED APRIL             , 1998

                           (REPUBLIC BANCSHARES LOGO)

                                2,000,000 SHARES
                           REPUBLIC BANCSHARES, INC.
                                  COMMON STOCK

                             ---------------------

     All of the 2,000,000 shares of Common Stock, $2.00 par value per share (the "Common Stock"), offered hereby (the "Offering") are being issued and sold by Republic Bancshares, Inc. (the "Company"). The Common Stock is traded on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "REPB." On April 9, 1998, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $33.25 per share. See "Price Range of Common Stock."

                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

==================================================================================================================
                                                PRICE TO          UNDERWRITING DISCOUNT         PROCEEDS TO
                                                 PUBLIC             AND COMMISSIONS(1)           COMPANY(2)
------------------------------------------------------------------------------------------------------------------
Per Share..............................            $                        $                        $
------------------------------------------------------------------------------------------------------------------
Total(3)...............................            $                        $                        $
==================================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $          , payable by the Company.
(3) The Company has granted the Underwriters a 30-day over-allotment option to purchase, in the aggregate, up to 300,000 additional shares of the Common Stock on the same terms and conditions as set forth above to cover overallotments, if any. If the Underwriters exercise the over-allotment
    option in full, the total Price to Public will be $          , the total
    Underwriting Discounts and Commissions will be $          and the total
    Proceeds to Company will be $          . See "Underwriting."

                             ---------------------

     The Common Stock is offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions, including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of the
Common Stock will be made on or about           , 1998, at the offices of
William R. Hough & Co., St. Petersburg, Florida.

(WILLIAM R. HOUGH & CO. LOGO)                        (RYAN, BECK & CO. LOGO)

               THE DATE OF THIS PROSPECTUS IS             , 1998.

     MAP OF FLORIDA AND SOUTH GEORGIA WITH SHADED PORTIONS INDICATING THE COUNTIES IN WHICH THE COMPANY HAS BRANCHES OR WILL HAVE BRANCHES, AND MARKERS INDICATING THE CITIES IN WHICH SUCH BRANCHES ARE LOCATED

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENTS, STABILIZING AND SHORT-COVERING TRANSACTIONS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                            THE COMPANY AND THE BANK

     Republic Bancshares, Inc. (the "Company") is a registered bank holding company whose principal subsidiary is Republic Bank (the "Bank"), a Florida-chartered commercial bank headquartered in St. Petersburg, Florida. As a result of the sale of several Florida-based banking organizations to out-of-state bank holding companies in January 1998, the Company is now the largest independent commercial bank holding company headquartered in Florida, based on its December 31, 1997, assets of $1.6 billion. The Bank provides a broad range of traditional commercial banking services, emphasizing real estate and business lending. The Bank is also active in mortgage banking through its mortgage banking division, Flagship Mortgage Services ("Flagship"), which originates first lien residential mortgages and high loan-to-value debt consolidation and home improvement loans ("High LTV Loans"). Flagship's High LTV Loans are secured by junior liens on residential real estate where the combined amount of indebtedness secured by the residence may be up to 125% of the value of the residence and often times exceeds 100%. Currently, the Bank's branch network consists of 46 branches in Brevard, Hernando, Manatee, Orange, Osceola, Pasco, Pinellas, Sarasota and Seminole counties. At December 31, 1997, the Company's consolidated assets totaled $1.6 billion, loans held in portfolio totaled $1.1 billion, deposits totaled $1.4 billion and stockholders' equity was $95.5 million. The Company is currently regulated by the Board of Governors of the Federal Reserve (the "Federal Reserve"), and the Bank is regulated by the Florida Department of Banking and Finance (the "Department") and the Federal Deposit Insurance Corporation (the "FDIC"). The Bank's deposits are insured by the FDIC up to applicable limits, and the Bank is a member of the Federal Home Loan Bank of Atlanta ("FHLB").

     In May 1993, William R. Hough and John W. Sapanski (together, the "Controlling Stockholders") acquired from the Bank's prior controlling stockholder more than 99.0% of the Bank's outstanding common stock (the "Change in Control"). As of December 31, 1997, the Controlling Stockholders (and their respective affiliates and immediate family members) owned shares of the Company's voting stock representing approximately 54.0% and 6.5%, respectively, of the total voting rights of the Company. Since the Controlling Stockholders do not intend to purchase any shares of the Common Stock offered hereby, it is anticipated that, following consummation of the Offering, the Controlling Stockholders' voting rights will be reduced to 43.0% and 5.2%, respectively. Mr. Hough is a member of the Company's and the Bank's Board of Directors and Mr. Sapanski serves as the Company's and the Bank's Chairman of the Board, Chief Executive Officer and President.

     Following the Change in Control, the Bank began to implement a program of expanding its branches and lines of business. In December 1993, the Bank acquired 12 branches from CrossLand Savings FSB, a federal stock savings bank ("CrossLand"), assumed deposit liabilities of $327.7 million and purchased loans secured by real estate and other real estate owned ("ORE") amounting to $201.6 million (the "CrossLand Purchase and Assumption"). The CrossLand Purchase and Assumption almost tripled the Bank's size, increasing total assets to $531.3 million and total deposits to $494.3 million at December 31, 1993. Additionally, the 12 CrossLand branches expanded the Bank's market coverage to include Manatee and Sarasota counties and more than doubled the Bank's branch network to a total of 19 branches.

     During the latter part of 1994 and throughout 1995, the Bank continued to pursue a strategy of increasing its retail banking presence on the west central coast of Florida. The Bank opened 13 additional new branches, expanding its market coverage in existing counties and providing entry into Pasco County.

     In January 1996, the Bank organized the Company and became its wholly-owned subsidiary.

     During 1996 and 1997, the Company focused on increasing its residential lending capabilities. In conjunction with the establishment of Flagship in April 1996 and its internal growth, the Company added eight residential loan production offices in Florida, one residential loan production office in Boston,

Massachusetts, and one wholesale loan production office in Irvine, California. These offices expanded the Company's product line to include government-insured first mortgage loans, and, beginning in the fourth quarter of 1996, High LTV Loans. At the same time, the Bank also began purchasing residential mortgage loans from mortgage brokers and other third-party originators for resale. The strategy of the Company is to sell or securitize substantially all of the loans it originates and purchases through Flagship. The Company has engaged in various whole loan sales and consummated its first securitization of High LTV Loans totalling $60 million in December 1997. The Company currently anticipates further whole loan sales and/or securitizations on a quarterly or other periodic basis during 1998, depending upon then-prevailing market conditions and other factors.

     In addition to expanding its mortgage banking activities, the Company continued its geographic expansion strategy throughout 1997. In January 1997, the Company opened a new branch in Hernando County. In April 1997, the Company acquired Firstate Financial, F.A. ("Firstate"), a federal savings association headquartered in Orlando, Florida, for a cash purchase price of $5.5 million (the "Firstate Acquisition"). The Firstate Acquisition increased the Company's presence in central Florida, where the Company previously operated a loan production facility but had no branches. At the date of acquisition, Firstate had total assets of $72.1 million and total deposits of $68.1 million. The Firstate Acquisition was accounted for using purchase accounting rules.

     On September 19, 1997, F.F.O. Financial Group, Inc. ("FFO"), St. Cloud, Florida, the holding company parent of First Federal Savings and Loan Association of Osceola County, which was also majority controlled by Mr. Hough, was merged into the Company in a stock-for-stock transaction (the "FFO Merger"). The FFO Merger expanded the Company's presence in central Florida by adding 11 branches in Brevard, Orange and Osceola counties. On the date of the FFO Merger, FFO had total assets of $328.4 million, total loans of $233.3 million and total deposits of $303.4 million. The FFO Merger was accounted for as a corporate reorganization in which Mr. Hough's interests in FFO and the Company were combined at historical cost in a manner similar to a pooling of interests, while the minority interests in FFO were combined with the Company at fair market value using purchase accounting rules.

     On December 15, 1997, the Company and NationsBank Corporation ("NationsBank") entered into two purchase and assumption agreements (the "NationsBank Branch Agreements") for the Company to acquire three branches of NationsBank's subsidiary bank, NationsBank, N.A. ("NationsBank Subsidiary") and five branches of Barnett Bank, N.A. ("Barnett Bank") which NationsBank acquired in January 1998. The Company has agreed to pay NationsBank approximately $37.8 million (based on August 31, 1997 data and the most recent data available) for these eight branches. The Company will purchase certain of the loans and other assets booked at those branches and assume the deposits and other liabilities assigned to such branches (the "NationsBank Branch Acquisition"). Of the branches being purchased, three are located in Monroe County (Key West, Marathon and Plantation Key), two are located in Marion County (Ocala and Silver Springs), one is located in Columbia County (Lake City) and one is located in Suwannee County (Live Oak) (collectively, the "Florida Branches"). The eighth branch is located in Glynn County, Georgia (the "Georgia Branch" and with the Florida Branches, collectively, the "NationsBank Branches"). At August 31, 1997, the NationsBank Branches had deposit liabilities of $225.5 million and $29.2 million, respectively, and loans of $163.9 million and $19.4 million, respectively. The NationsBank Branch Acquisition will be accounted for using purchase accounting rules. See "Combined Financial Data" and "Business -- Proposed Acquisitions."

     The Company anticipates that it will be able to obtain all required regulatory approvals by the June 30, 1998 termination date set forth in the NationsBank Branch Agreements, and the Company does not anticipate that any of the regulatory authorities will impose any approval conditions that would have a material adverse impact on the business or operations of the Company.

     On March 2, 1998, the Company entered into a merger agreement (the "Bankers Merger Agreement") with Bankers Savings Bank, F.S.B., Coral Gables, Florida ("Bankers"), providing for the merger of Bankers into the Bank (the "Bankers Acquisition"). Bankers has two branches in Dade County, Florida, and, as of December 31, 1997, had total assets of $67.1 million, total loans of $47.4 million and total deposits of $56.0 million. As of February 28, 1998, it is estimated that the stockholders of Bankers would have received 0.44 of a share of the Common Stock for each of the 692,333 outstanding shares of Bankers' common stock if the Bankers Acquisition had been consummated on that date. It is anticipated that the Bankers Acquisition will be accounted for as a pooling of interests. The transaction may be terminated by either Bankers or the Company if it is not consummated by November 1, 1998. See "Combined Financial Data" and "Business -- Proposed Acquisitions."

     In March 1998, the Company entered into a purchase and assumption agreement with Dime Savings Bank, F.S.B. (the "Dime Branch Agreement"), to acquire a Dime branch (the "Dime Branch") in Deerfield Beach, Florida (the "Dime Branch Acquisition" and with the Bankers Acquisition and NationsBank Branch Acquisition, collectively, the "Proposed Acquisitions"), including the assumption of the deposits and other liabilities assigned to such branch, the assumption of the leasehold on the branch property, and the purchase of the personal property and equipment of the branch. The Company is not acquiring any loans in the transaction. As of March 31, 1998, the Dime Branch had total deposits of $202.9 million and the Company's purchase price would have been approximately $9.8 million. The transaction will be accounted for using purchase accounting rules and must be consummated within 30 days of receiving regulatory approval. See "Combined Financial Data" and "Business -- Proposed Acquisitions."

     If consummated, the Proposed Acquisitions will increase the total assets of the Company to approximately $2.1 billion (based on most recent available data), and expand the Bank's branch network from 46 to 56 branches in Florida, located in Brevard, Broward, Columbia, Dade, Hernando, Manatee, Marion, Monroe, Orange, Osceola, Pasco, Pinellas, Sarasota, Seminole and Suwannee counties, and one branch in Georgia, located in Glynn County. See "Combined Financial Data." There can be no assurance that the Company will be able to consummate, or, if consummated, successfully integrate the operations and management of the Proposed Acquisitions. See "Risk Factors -- Proposed Acquisitions and Ability to Manage Growth and Integrate Operations."

     On March 31, 1998, the Company sold on a non-recourse basis $95.6 million of High LTV Loans (the "Repo Loans") to Republic SPC1 Corp. (the "SPC"), a wholly owned, second-tier subsidiary of the Company that was formed for the purpose of purchasing and holding the loans. The Repo Loans were sold on a whole loan basis with the Company retaining servicing rights. The SPC purchased the loans utilizing a capital contribution from the Company to the SPC and the $81.2 million in proceeds from a repurchase agreement simultaneously entered into between the SPC and Lehman Commercial Paper Corp. ("Lehman"). On April 1, 1998, the Company used this funding to reduce its FHLB advance borrowings. The capital contribution will be treated for accounting purposes as a trading account investment by the Company. The Company anticipates that the transaction will be accounted for as a sale, and that a gain will be recognized in connection therewith, subject to the Company's ability to create an acceptable entity to securitize the loans or sell the loans on a whole-loan basis to a non-affiliated third party.

     The Company anticipates continuing its strategy of geographic expansion for the foreseeable future through whole bank and thrift acquisitions, branch acquisitions or de novo branching, depending upon various factors, including whether (i) the transaction will be accretive to earnings no later than one year following the acquisition; (ii) the transaction will provide the Company with a new or additional location in a desirable market area; (iii) the transaction will close an existing gap in the Company's Florida branch network; and (iv) competitive opportunities arise, such as branches becoming available due to bank mergers and other consolidations.

     The principal executive offices of the Company are located at 111 Second Avenue N.E., Suite 300, St. Petersburg, Florida, 33701, and its telephone number is (813) 823-7300.

                               BUSINESS STRATEGY

     The Company's business strategy entails (i) originating and purchasing real estate-secured loans for portfolio and sale, (ii) originating business and consumer loans for portfolio; (iii) improving market share and expanding market coverage through acquisitions of other financial institutions, branch purchases and de novo branching; (iv) increasing non-interest income through expanded mortgage banking activities and increased emphasis on commercial and retail checking relationships; and (v) increasing its range of products and services. While pursuing this strategy, management remains committed to improving asset quality, managing interest rate risk, enhancing profitability and maintaining its status as a well-capitalized institution for regulatory capital purposes.

     The results of the Company's business strategy include:

     - Expanded Branch Network -- Since the Change in Control, the Company has expanded its retail banking presence from seven branches in northern Pinellas County to its current 46 branches in Brevard, Hernando, Manatee, Orange, Osceola, Pasco, Pinellas, Sarasota and Seminole counties. In December 1997, the Company entered into the NationsBank Branch Agreements to acquire seven additional branches located in Columbia, Marion, Monroe and Suwannee counties in Florida and one branch in Glynn County, Georgia. In March 1998, the Company entered into the Bankers Merger Agreement to acquire Bankers, which operates two branches in Dade County, and the Dime Branch Agreement to acquire the Dime Branch located in Broward County.

     - Substantial Asset Growth -- Since the Change in Control, the Company has increased in asset size from approximately $168.7 million to approximately $1.6 billion at year end 1997. The Proposed Acquisitions, if all are consummated, will increase the total asset size of the Company to approximately $2.1 billion. This asset growth is largely attributable to bulk purchases of loan portfolios and deposit assumptions such as the CrossLand Purchase and Assumption, acquisitions of other financial institutions such as Firstate, FFO and Bankers, branch purchases such as the NationsBank and Dime Branch Acquisitions, the opening of new branches and internally-generated deposit and loan growth.

     - Increased Mortgage Banking and Other Fee-Generating
       Activities -- Primarily through the establishment of Flagship, with its emphasis on mortgage banking activities, the Company has dramatically increased its levels of non-interest income, both in absolute terms and as a relative percentage of its net income. In 1997, Flagship contributed approximately $15.3 million in non-interest income (over 60% of total non-interest income) and $2.8 million in pre-tax income to the Company. The Company has also increased its non-interest income through improved revenue from expanded deposit products. As a result of the Company having expanded its sources and amounts of fee income, total non-interest income was 1.85% of average assets in 1997, as compared to .63% in 1994, the first full year after the Change in Control.

     - Improved Asset Quality Ratios -- A significant portion of the assets of the Bank at the time of the Change in Control and the assets acquired in the CrossLand Purchase and Assumption were nonperforming. As a result, the Company's nonperforming assets were $44.2 million or 5.66% of total assets, at year end 1993. At December 31, 1997, nonperforming assets had been reduced to $34.2 million, or 2.20% of total assets, primarily through the implementation of consistent loan underwriting policies and procedures, centralization of all credit decision functions, increased size of the loan portfolio, write-offs and sales of ORE. However, the level of the Company's nonperforming assets continues to be higher than that of peer group institutions. See "Risk Factors -- Nonperforming Assets."

     - Management of Financial Risks -- One of the Company's primary objectives is to reduce the financial risk from fluctuations in net interest income caused by changes in market interest rates and changes in the value of its mortgage loans held for sale. To manage interest rate risk, the Company generally limits holding loans in its portfolio to those that have variable interest rates tied to interest-sensitive indices and actively manages the maturities within the investment portfolio. The Company also engages in various hedging activities to reduce its exposure to the risks attributable to mortgage loans held pending subsequent sale or securitization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Asset/Liability Management."

                                     THE OFFERING

Common Stock offered by the
  Company.....................   2,000,000 shares

Common Stock to be outstanding
  after the Offering...........  9,047,812 shares(1)

Use of Proceeds...............   The net proceeds from the Offering will be
                                 contributed by the Company to the Bank to maintain the regulatory capital ratios of the Company and the Bank in conjunction with the consummation of the Proposed Acquisitions and to support future growth.

Nasdaq National Market
  Symbol.......................  REPB
---------------

(1) Does not include the 750,000 shares of Common Stock issuable upon conversion of the 75,000 shares of the Company's noncumulative convertible perpetual preferred stock, $20.00 par value per share (the "Preferred Stock"), or any of the 411,249 shares of Common Stock subject to options currently outstanding.

                                  RISK FACTORS

     Before making an investment decision, prospective investors should consider all of the information contained in this Prospectus. In particular, prospective investors should evaluate the factors discussed under "Risk Factors."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The Summary Consolidated Financial and other Data presented below has been derived from the audited Consolidated Financial Statements of the Company and, prior to 1996, the Bank, and are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and notes thereto, included elsewhere herein. For additional information relating to the financial and other data below, see "Selected Consolidated Financial Data."

                                                                                           SEVEN          FIVE
                                                                                           MONTHS        MONTHS
                                                                                           ENDED         ENDED
                                                YEARS ENDED DECEMBER 31,                DECEMBER 31,    MAY 31,
                                    -------------------------------------------------   ------------   ----------
                                       1997         1996         1995         1994          1993          1993
                                    ----------   ----------   ----------   ----------   ------------   ----------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Interest income.................  $  108,457   $   88,944   $   77,593   $   53,997    $   11,885    $    4,848
  Interest expense................      54,923       44,949       40,112       24,423         5,120         1,970
                                    ----------   ----------   ----------   ----------    ----------    ----------
  Net interest income.............      53,534       43,995       37,481       29,574         6,765         2,878
  Loan loss provision.............       2,628        2,582        2,162          172         3,222           379
                                    ----------   ----------   ----------   ----------    ----------    ----------
  Net interest income after loan
    loss provision................      50,906       41,413       35,319       29,402         3,543         2,499
  Other noninterest income........      25,031        6,745        5,353        5,099         1,677           743
  Gain on sale of ORE held for
    investment....................          --        1,207           --           --            --            --
  General and administrative
    ("G&A") expenses..............      57,484       36,829       30,963       23,678         6,481         2,699
  Merger expenses.................       1,144           --           --           --            --            --
  SAIF special assessment.........          --        4,005           --           --            --            --
  Provision for losses on ORE.....         530          111           --           --            --         1,214
  Other noninterest expense.......         273         (490)         902        4,216           331           443

                                                                                           SEVEN          FIVE
                                                                                           MONTHS        MONTHS
                                                                                           ENDED         ENDED
                                                YEARS ENDED DECEMBER 31,                DECEMBER 31,    MAY 31,
                                    -------------------------------------------------   ------------   ----------
                                       1997         1996         1995         1994          1993          1993
                                    ----------   ----------   ----------   ----------   ------------   ----------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  Amortization of goodwill &
    premium on deposits...........         464          491          450        1,269            --            --
                                    ----------   ----------   ----------   ----------    ----------    ----------
  Net income before income taxes,
    negative goodwill accretion &
    minority interest.............      16,042        8,419        8,357        5,338        (1,592)       (1,114)
  Accretion of negative
    goodwill......................          --           --        1,578        2,705         1,578            --
                                    ----------   ----------   ----------   ----------    ----------    ----------
  Net income before income taxes &
    minority interest.............      16,042        8,419        9,935        8,043           (14)       (1,114)
  Income tax expense (benefit)....       6,096        3,035        2,516          702        (2,844)           --
  Minority interest in income from
    subsidiary trust..............        (701)          --           --           --            --            --
  Minority interest in FFO........        (674)        (505)        (503)        (131)         (197)           --
                                    ----------   ----------   ----------   ----------    ----------    ----------
  Net income (loss)...............  $    8,571   $    4,879   $    6,916   $    7,210    $    2,633    $   (1,114)
                                    ==========   ==========   ==========   ==========    ==========    ==========
  Earnings (loss) per share,
    diluted.......................  $     1.21   $     0.74   $     1.10   $     1.28    $     1.01    $    (1.00)
                                    ==========   ==========   ==========   ==========    ==========    ==========
  Weighted average shares
    outstanding, diluted..........   7,301,499    6,626,604    6,261,368    5,632,437     2,594,923     1,117,192
                                    ==========   ==========   ==========   ==========    ==========    ==========
BALANCE SHEET DATA
  (at period end):
  Total assets....................  $1,552,405   $1,224,357   $1,103,480   $  879,873    $  780,711    $  168,741
  Investment & mortgage backed
    securities....................     108,593      161,357      155,345      101,028        74,042        27,433
  Loans held for sale.............     151,404       46,593       27,476        7,930        11,346            --
  Loans held in portfolio, net of
    unearned income...............   1,149,731      920,782      831,033      680,604       479,600       111,292
  Allowance for loan losses.......      20,776       18,747       20,048       15,272        15,872         1,866
  Goodwill & premium on
    deposits......................       4,855          527        1,017          820         1,966            --
  Deposits........................   1,361,312    1,114,907      992,041      794,717       705,584       153,660
  Stockholders' equity............      95,531       68,178       63,833       47,618        34,003         8,058
  Book value per share............       12.27        10.32         9.65         8.16          6.11           N/A
SELECTED FINANCIAL RATIOS(2):
  Return on average assets........        0.63%        0.43%        0.68%        0.90%         0.97%        (1.61)%
  Return on average equity........       11.44         7.41        12.62        16.73         36.97        (21.75)
  Net interest spread.............        3.71         3.63         3.65         3.87          3.88          4.21
  Net interest margin.............        4.18         4.02         3.95         4.06          4.30          4.66
  G&A expense to average assets...        4.26         3.21         3.06         2.95          2.38          6.28
  G&A efficiency ratio............       73.17        72.58        72.29        68.29         76.77         74.54
  Loan/deposit ratio(1)...........       84.46        82.59        83.77        85.64         67.97         72.43
  Nonperforming loans to loans....        2.36         2.12         2.18         2.44          4.03          2.27
  Nonperforming assets to total
    assets........................        2.20         2.27         2.78         3.96          5.66          5.89
  Loan loss allowance to
    loans(1)(3)...................        1.81         2.04         2.40         2.24          3.31          1.68
  Loan loss allowance applicable
    to nonperforming loans
    from(3):
    Originated portfolio..........       93.66        73.15       106.51       177.30        129.06         73.03
    March 1995 purchase...........      373.91       488.78       647.83          N/A           N/A           N/A
    CrossLand portfolio...........      421.88       126.12        41.77        23.73         39.88           N/A
    Other purchased portfolios....       22.28        89.80        41.84        82.99           N/A           N/A
    Total loans...................       76.51        96.03       110.73        91.98         82.20         73.03

                                                                                           SEVEN          FIVE
                                                                                           MONTHS        MONTHS
                                                                                           ENDED         ENDED
                                                YEARS ENDED DECEMBER 31,                DECEMBER 31,    MAY 31,
                                    -------------------------------------------------   ------------   ----------
                                       1997         1996         1995         1994          1993          1993
                                    ----------   ----------   ----------   ----------   ------------   ----------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER DATA (at period end):
  Number of branches..............          45           43           43           31            29             7
  Number of full-time equivalent
    employees.....................       1,045          795          573          451           373            96

---------------

(1) Ratio excludes loans held for sale.
(2) Information is annualized, where applicable, for the periods ended December 31, 1993 and May 31, 1993.
(3) See "Business -- Asset Quality" for a discussion of the allocation and availability of loan loss reserves among portfolios of loans within the Bank.

                                  RISK FACTORS

     Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following factors in evaluating the Company before purchasing the Common Stock offered hereby. Prospective investors should note, in particular, that this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. When used in this Prospectus, or in the documents incorporated by reference herein, the words "anticipate," "believe," "estimate," "may," "intend" and "expect" and similar expressions identify certain of such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company. It should be recognized that other risks, including general economic factors and business strategies, may be significant, presently or in the future, and the risks set forth below may affect the Company to a greater extent than indicated.

PROPOSED ACQUISITIONS AND ABILITY TO MANAGE GROWTH AND INTEGRATE OPERATIONS

     Since the Change in Control, the Company has rapidly expanded its operations through acquisitions, loan purchases, the opening of loan production offices and de novo branches and the establishment of Flagship, the Bank's mortgage banking division. There can be no assurance that the Company will not encounter unforeseen difficulties and complications in integrating expanded operations and new employees, resulting in the disruption of overall operations. In addition, such rapid growth may adversely affect the Company's operating results because of many factors, including unforeseen start-up costs, diversion of management resources, deterioration of asset quality and required operating adjustments. There can be no assurance that the Company will successfully achieve the anticipated benefits of its growth or expanded operations.

     Following consummation of the Proposed Acquisitions, the Company may encounter unanticipated operational or organizational difficulties. The successful integration of the Proposed Acquisitions will require, among other things, consolidation of certain operations, elimination of duplicative corporate and administrative expense, elimination of certain positions and the chartering by the Company of a new federal savings bank subsidiary (the "Savings Bank"). There can be no assurance that integration will be accomplished effectively or in a timely manner. Additionally, there can be no assurance that, following the consummation of the Proposed Acquisitions, the branches purchased in the Proposed Acquisitions will be able to retain existing customers or deposits. In addition, the integration of certain operations following the Proposed Acquisitions will require the dedication of management resources, which may temporarily distract attention from the day-to-day business of the Company. Failure to accomplish effectively the integration of operations could have a material adverse effect on the Company's regulatory capital, business, financial condition and results of operations following the Proposed Acquisitions. See "Proposed Acquisitions."

IMPACT OF CHANGES IN REAL ESTATE VALUES

     A significant portion of the Company's loan portfolio consists of residential mortgage loans and commercial real estate loans. At December 31, 1997, 58.55% of the Company's loans were secured by one-to-four family residential real estate, 30.31% were secured by commercial real estate and multifamily residential and 4.37% were real estate-secured construction loans, and the Company had ORE with a book value of $7.0 million, or .50% of assets. Further, a substantial portion of the properties securing the Company's loans are located in Florida. Real estate values and real estate markets generally are affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in the tax laws and other governmental statutes, regulations and policies, demographic trends and acts of nature. Any decline in real estate prices, particularly in Florida, could significantly reduce the value of the real estate collateral securing the Company's loans, increase the level of the Company's nonperforming loans, require writedowns in the book value of its ORE, and have a material adverse effect on the Company's regulatory capital, business, financial condition and results of operations.

     In recent years, the Company has increased its level of construction and commercial real estate loans, which are generally considered to involve a higher degree of credit risk than that for one-to-four family residential lending. Further, the Company's retention of High LTV Loans in anticipation of later sale or securitization, increases its credit risk and vulnerability to changes in real estate values.

DEPENDENCE ON EXISTING MANAGEMENT

     The Company's ability to operate as a profitable enterprise has depended, and will continue to depend in large part, upon the management and banking abilities of the Company's senior management, including John W. Sapanski, the Chairman, Chief Executive Officer and President of the Company and the Bank. The Company does not currently have a Chief Operating Officer. If, for any reason, the services of Mr. Sapanski were to become unavailable to the Company, such event would likely have an adverse impact upon the future results of operations of the Company in light of Mr. Sapanski's experience and reputation in the banking industry, his stature within the Company, his extensive knowledge of and familiarity with the Company's operations, and the critical role played by Mr. Sapanski within the Company. Mr. Sapanski is 67 years old. Neither the Company nor the Bank maintains a key man life insurance policy for Mr. Sapanski. Additionally, neither Mr. Sapanski nor any other member of senior management has an employment or noncompetition agreement with the Company.

     The Company believes that its results will also depend in part upon its ability to attract and retain highly skilled and qualified management, sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Departures and additions of key personnel may be disruptive to the Company's business and could have a material adverse effect on the Company's business, financial condition and results of operations.

INCREASED EMPHASIS ON MORTGAGE BANKING ACTIVITIES AND HIGH LTV LOANS

     In 1996, the Company began its emphasis on mortgage banking operations, both as the primary focus of its residential mortgage lending activities and the key business strategy to increase substantially its levels of non-interest income. As a result, the Company's mortgage banking operations represented approximately 9.75% of the Company's assets at year-end 1997 and 17.5% of its pre-tax profits in 1997. The Company continues to devote significant resources to and to incur significant expenses operating Flagship and expanding its mortgage loan origination and purchase capabilities.

     Mortgage banking is fundamentally different from other traditional kinds of real estate-secured residential and commercial lending in that substantially all of the mortgage loans directly originated or purchased from mortgage brokers are re-sold into the secondary market instead of being held in portfolio until maturity. Such sales may take the form of either whole loan sales or securitizations.

     Approximately 50% of the dollar amount of mortgage loans originated or purchased by Flagship in 1997 were second-mortgage High LTV Loans made to borrowers who may have had historical credit problems but are now considered by the Company to be acceptable credit risks. These borrowers generally have little or no equity in their homes. Because these loans generally pose a higher credit risk to the lender, they normally carry significantly higher interest rates and origination fees than conventional mortgage loans. At the same time, overhead and origination costs incurred by Flagship are substantially higher on a per loan basis than the costs incurred in the Company's other lending operations due to the nationwide scope of Flagship's mortgage banking activities and the substantial amount of advertising, direct mail and other marketing expenses that it incurs to be higher.

     In a securitization of High LTV Loans, an intermediate entity such as a trust or special purpose corporation is typically organized to purchase a pool of mortgage loans from the financial institution. The entity funds its purchase of the loans by selling tiered levels or "tranches" of debt securities that entitle the holders to receive, in order of priority, payments at a set percentage rate until all principal is repaid. Payments are made to the debt holders out of the entity's collection of interest payments and principal repayments on the loans. Because there is generally no recourse to the financial institution in a securitization transaction, third-party investors typically require "over-collateralization" such that the principal amount of the loans in the pool exceeds the total amount of indebtedness issued by the entity. The selling financial institution may retain a subordinated debt interest in the pool of securitized High LTV Loans as well as an "interest-only," "principal-only" or other type of residual interest in the pool. Any such interest retained by the financial institution will be valued in accordance with Statement of Financial Accounting Standards No. 125.

     Certain aspects of the Company's mortgage banking operations that distinguish it from other traditional forms of lending pose risks that are unique to this type of business. Set forth below are certain risks to the Company associated with Flagship's mortgage banking activities:

  Dependence on Origination and Purchase of Mortgage Loans

     The future profitability of Flagship's mortgage banking operations will depend upon the extent to which the Company is able to originate and/or purchase and sell and/or securitize High LTV Loans and other mortgage loans. The Company's ability to do so is affected by a number of factors beyond its control, including general economic conditions, conditions and values in residential real estate markets, interest rates and competition. For example, periods of economic slowdown or recession and high interest rates may be accompanied by decreased demand for consumer credit and declining real estate and other asset values. Any material decline in real estate values, in turn, reduces the ability of borrowers to use home equity to support borrowings.

     The Company's ability to originate and purchase mortgage loans will also depend upon its own financial condition. In this regard, Flagship's mortgage loan production could be constrained or sharply limited if the Company were to lack sufficient regulatory capital or liquidity to support Flagship's operations. The Company's regulatory capital and liquidity position, in turn, will be substantially affected by its mortgage loan sales and securitization activities and the extent to which it retains residual interests in packages of securitized loans. If, for whatever reason, the Company is unable to sell or securitize mortgage loans in an efficient manner and on a timely basis, or finds it necessary to retain a larger-than-anticipated residual interest in loans that are securitized, Flagship's future loan origination and purchase activities could be significantly impaired and financial results would be adversely affected.

     As a result, in part, of Flagship's expanded mortgage banking activities during the first quarter of 1998, the level of the Company's liquid assets, as well as the amount of funds available for borrowing from the FHLB, have declined. As of April 9, 1998, the Company had $215 million in advances from and $35 million remaining on its approved credit line with the FHLB, as compared to $35 million and $215 million, respectively, at December 31, 1997. The Company has been informally advised by the FHLB that its credit line with the FHLB will be increased by $100 million to $350 million, but it has not yet received written confirmation of this increase. Based on Flagship's current levels of loan production, unless other credit sources are obtained, the Company anticipates that it will reach its FHLB borrowing limit of $350 million by the end of May 1998. The Company intends to seek additional funding either through further loan sales or securitizations or other third-party borrowings, but has not yet finalized any such arrangements. To the extent such alternatives are not available to the Company, the Company's ability to originate and purchase loans would be impaired.

     Should events arise in the future that prevent or otherwise adversely affect Flagship's ability to originate or purchase mortgage loans, gains derived from sales and securitizations of loans and revenues from the Company's servicing of securitized loans will be reduced accordingly. Moreover, until it implements any decision it might make to reduce the time and financial resources devoted to its mortgage banking activities in response to such events, the Company will continue to incur ongoing expenses associated with such activities. During this period, the Company's diminished revenues from Flagship may not be sufficient to offset the expenses (primarily, salary, occupancy, advertising and mailing costs) associated with Flagship's operations, causing the Company to incur operating losses therefrom. In addition, if Flagship's loan origination and purchase activities are reduced or eliminated, the Company may not be able to recover its investment in Flagship.

  Dependence on Loan Securitizations and Sales

     Mortgage loans originated and purchased by Flagship are generally sold as whole loans or securitized as market conditions permit. The Company anticipates that revenues generated by its mortgage banking operations will be derived primarily from gains realized on sale and, to a lesser extent, interest income on the loans while they are held in portfolio pending sale or securitization and servicing fees on loans that are sold with servicing rights retained.

     The revenues from sale of loans generated by Flagship's activities are primarily from the sale or securitization of High LTV loans. Prior to September 30, 1997, the Company generally sold its High LTV Loans and other mortgage loans originated or purchased by Flagship on a whole loan basis. In the fourth quarter of 1997, the Company completed a securitization of $60.0 million of High LTV Loans originated during the period, while retaining servicing rights and an $8.2 million residual interest, including an initial $2.4 million over-collateralization. The Company currently plans to consummate additional loan sales and securitizations utilizing a significant portion of Flagship's loan production on a periodic basis throughout 1998.

     Several factors affect the Company's ability to complete loan sales or securitizations, including general economic conditions, conditions in the securities markets and secondary mortgage markets generally, conditions in the asset-based securities market specifically, perceptions of the credit quality of the mortgage loans the Company offers for sale or securitization, changes in interest rates and the effect of such factors as mortgage loan refinancings, delinquencies, defaults and foreclosures. If the Company fails to securitize or sell a sufficient number of loans in a particular financial reporting period at or near its historical profit levels for such sales, the Company's gain on sale of loans and other related income may not offset Flagship's overhead and origination costs, particularly the costs associated with originating High LTV Loans, resulting in the Company reporting lower net income or a net loss for such period. The Company's costs and risks associated with carrying its loans, including hedging costs, interest rate risk and credit risk could also increase if loan sales or securitizations fail to occur or are delayed. The ability of the Company to sell or securitize loans in the secondary market is essential for the continuation of Flagship's mortgage banking activities, and any event adversely affecting the Company's ability to complete securitizations or loan sales on a regular basis could have a material adverse effect on the Company's regulatory capital position, business, financial condition and results of operations.

  Capitalized Excess Interest-Only Spread and Valuation of Mortgage Related Securities

     At December 31, 1997, the Company's statement of financial condition reflected excess interest-only spread of $2.1 million, mortgage related securities of $26.3 million, which resulted from the December 1997 securitization of the Company's loan production and a residual interest in the cash flows from a securitization valued at $8.2 million. The Company derives an increasingly larger portion of its income by realizing gains upon the sale of loans due to the excess interest-only spread associated with such loans recorded at the time of sale and the capitalization of mortgage servicing rights recorded at origination. Excess interest-only spread as capitalized on the Company's statement of financial condition represents the excess of the interest rate payable by an obligor on a loan over the interest rate passed through to the purchaser acquiring an interest in such loan, less the Company's normal servicing fee and other applicable recurring fees.

     The Company records gains on sale of loans through securitizations and whole loan sales based in part on the estimated fair value of the mortgage related securities (residual interest and interest-only spread) retained by the Company and on the estimated fair value of retained mortgage servicing rights related to such loans. When loans are sold, the Company recognizes as a gain the present value of the excess cash flow expected to be realized after the payment of all principal and interest to the security holders. These present values are computed using prepayment, default and interest rate assumptions that the Company believes are reasonable. The amount of gain recognized upon the sale of loans will vary depending on the assumptions utilized. The weighted average discount rate used to determine the present value of the excess cash flows reflected on the Company's statement of financial condition at December 31, 1997 was approximately 14%.

     Although the Company believes that it has made reasonable estimates of the fair value of the excess residual interest and mortgage servicing rights likely to be realized, the rate of prepayment and the amount of defaults utilized by the Company are estimates and actual experience may vary from its estimates. Higher levels of future prepayments and defaults could result in the actual value of excess residual interest and mortgage servicing rights falling below their estimated values, thereby requiring a write down and a resulting charge to earnings in the period of adjustment. The Company periodically reviews its prepayment and default assumptions in relation to current rates of prepayment and default and, if necessary, reduces the remaining excess interest-only spread, residual interest and mortgage servicing rights assets to the net present value of the estimated remaining future net cash flows, resulting in a charge to earnings in the period of adjustment. Rapid increases in interest rates or competitive pressures may result in a reduction of gain recognized by the Company upon the sale of loans in the future.

     Increases in interest rates or higher than anticipated rates of loan prepayments or credit losses on the underlying loans of the Company's excess interest-only spread and residual interest may require the Company to write down the value of these assets and result in a material adverse impact on the Company's results of operations and financial condition. The Company is not aware of any active market for the Company's excess interest-only spread and residual interest. No assurance can be given that the excess interest-only spread and residual interest could in fact be sold at their carrying value, if at all.

  Contingent Risks Relating to the Company's Beneficial Interest in the Loans

     Although the Company intends to sell substantially all High LTV Loans and other residential mortgage loans that Flagship originates or purchases, the Company retains some degree of risk on most of these mortgage loans. During the period of time that loans are held in portfolio pending sale or securitization, the Company is subject to the various business risks associated with lending, including the risk of borrower delinquency, default or loss and the risk that an increase in interest rates would reduce the value of loans to potential purchasers.

     Although whole loans are sold on a non-recourse basis, the Company continues to be subject to the risks of delinquency, default and loss following the securitization of mortgage loans. The agreements governing the Company's December 1997 securitization and securitizations in general require the initial principal amount of the pool of mortgage loans that is securitized to exceed the aggregate principal amount of the senior interests sold to third-party investors. Thereafter, the trustee of the securitization is required to maintain over-collateralization levels through retention of cash otherwise payable to the interest-only spread and residual interest owners. Such excess amounts serve as credit enhancement for the related senior interests and are available to fund losses realized on loans in the pool. Because the residual interest in the pool retained by the Company is subordinated to the senior interests in the loans purchased by third-party investors, the Company continues to have a first loss exposure with respect to the loans to the extent of the over-collateralization amount. The Company also continues to be subject to the risks of delinquency, default and loss insofar as interest-only spread distributions are reduced by loan losses. In addition, agreements effecting whole loan sales and securitizations require the Company to commit to repurchase or replace loans that do not conform to the representations and warranties made by the Company at the time of transfer. There can be no assurance that in the future the Company will not be required to repurchase or replace loans previously sold or securitized. Any higher than expected loan losses or repurchases could have a material adverse effect on the Company's regulatory capital, business, financial condition and results of operation.

  Loss of Right to Service Securitized Loans

     The agreements entered into in connection with the Company's securitization of High LTV Loans generally set forth certain conditions under which the insurer or the trustee of the loan securitization can terminate the Company's right to act as servicer. If, at any measuring date, the loss and delinquency performance of the mortgage loans in a particular pool of loans exceeds certain levels, servicing rights may be terminated. The Company's servicing rights can also be terminated with respect to a loan securitization (i) if the Company were to breach its obligations under the related servicing agreement, (ii) if losses on foreclosures of loans included in the pool were to exceed specified limits, (iii) if the insurer were required to make payments under its policy, or (iv) if the Company failed to meet certain financial tests, including a minimum net worth test. There can be no assurance that the Company's servicing rights with respect to mortgage loans included in any securitization, will not be terminated in the future. In addition, if any loan included in a securitization is prepaid, the Company will no longer be entitled to loan servicing fees with respect to such loan. Any termination or reduction of the Company's right to act as servicer with respect to securitized loans would result in a loss of servicing revenue and could materially and adversely affect its ability to participate in future securitizations.

  Borrowers With Limited Home Equity

     In the High LTV Loan market and certain other markets, the Company targets borrowers with little equity in their homes. Loans made to such borrowers may entail a higher risk of delinquency, default and loss than other types of mortgage loans. While the Company believes that the underwriting policies and collection methods it employs enable it to control the higher risks inherent in High LTV Loans, no assurance can be given that such criteria or methods will afford adequate protection against such risks. Additionally, because of the Company's recent entrance into the High LTV market, there is limited performance history on which to base various assumptions by the Company with respect to defaults and prepayments of such loans. If loans originated or purchased by the Company experience higher delinquencies, defaults or losses than anticipated, the Company's regulatory capital, business, financial condition or results of operation could be adversely affected.

  Risks Relating to Growth Strategy

     The Company's strategic plan contemplates the continued expansion of its Flagship operations. The Company's implementation of its expansion strategy depends on its ability to increase the volume of loans it originates and purchases while maintaining credit quality and managing its resulting growth. The Company's ability to increase its loan production will depend on, among other factors, its ability to (i) obtain and maintain increasingly larger amounts of funding and liquidity in the form of federally-insured deposits, FHLB advances and other borrowings and proceeds from loan sales and securitizations,
(ii) effectively securitize pools of loans for sale, (iii) offer attractive products to prospective borrowers, (iv) attract and retain qualified underwriting, servicing and other personnel, (v) market its loan products successfully and (vi) establish and maintain relationships with correspondents and mortgage brokers in states in which the Company is currently active and in additional states. The Company's ability to manage growth as it pursues its Flagship expansion strategy will be dependent upon, among other things, its ability to (i) maintain appropriate procedures, policies and systems to ensure that the Company's loan portfolio does not have an unacceptable level of credit risk and loss, (ii) satisfy its need for additional capital, funding and liquidity on reasonable terms, (iii) manage the costs associated with expanding its infrastructure, (iv) retain key personnel and (v) continue operating in competitive, economic, regulatory and judicial environments that are conducive to the Company's business activities. There can be no assurance that the Company will be able to expand Flagship's mortgage lending operations successfully.

  Competition

     The home equity loan market, and particularly the High LTV Loan market, is highly competitive. The Company faces competition from commercial banks, savings and loan associations, consumer finance lenders, mortgage lenders and mortgage brokers. Many of these competitors and potential competitors are substantially larger and have more capital and other resources than the Company. Competition can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels and interest rates charged to borrowers. In addition, the current level of gains realized by the Company and its competitors on High LTV Loans could attract additional competitors into this market, with the possible effect of lowering the interest rates and origination fees that the Company can charge borrowers as well as gains that may be realized on the Company's future loan sales. To the extent that existing competitors significantly expand their operations or new competitors enter this segment of the mortgage lending market, the Company's results of operations and financial condition could be materially adversely affected.

NONPERFORMING ASSETS

     At the time of the Change in Control, the Bank had a relatively high ratio of nonperforming assets to total assets. In addition, the Company has purchased, at a discount, certain loans that it placed in non-performing status shortly after purchase. Although the Company has reduced its non-performing assets ratio from 5.66% at year end 1993 to 2.20% at December 31, 1997, its current level of non-performing assets is still significantly above 0.95%, which is the average level for all commercial banks with assets between $1.0 billion and $3.0 billion, according to the most recently available data from the Uniform Performance Banking Report issued by federal bank regulators. There is no assurance that this ratio will continue to decline, particularly if general economic conditions or Florida real estate values deteriorate.

ADEQUACY OF LOAN LOSS ALLOWANCE

     Industry experience indicates that a portion of the Company's loans will become delinquent and a portion of the loans will be partially or completely charged-off. Regardless of the underwriting criteria utilized by the Company, losses may be experienced as a result of various factors beyond the Company's control, including, among other things, changes in market conditions affecting the value of properties and problems affecting the credit of the borrower. The Company's determination of the adequacy of its allowance for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans which would have loan loss potential, delinquency trends, estimated fair market value of the underlying collateral, current economic conditions, the view of the Company's regulators, and geographic and industry loan concentration. However, if delinquency levels were to increase as a result of adverse general economic conditions, especially in Florida where the Company's exposure is greatest, the loan loss allowance so determined by the Company may not be adequate. A substantial portion of the Company's loan loss allowances are allocated to specific portfolios or pools of loans purchased by the Company. Accordingly, such allocations are not available to cover losses related to originated loans or other purchased loans. To the extent that losses in certain pools or portfolios of loans exceed the loan loss allowances and unamortized loan discount allocated to such pool or portfolio, or available as a general reserve, the Company's results of operations would be adversely affected. There can be no assurance that the Company's allowance for loan losses will be adequate to cover its loan losses or that the Company will not experience significant losses in its loan portfolios which may require significant increases to the allowance for loan losses in the future. Additionally, the Company's policy is to record its loans held for sale at the lower of cost or market. Accordingly, no allowances are allocated to loans that are held for sale or securitization.

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

     The Company's profitability is dependent to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets and its interest expense on interest-bearing liabilities. The Company, like most financial institutions, is affected by changes in general interest rate levels, which are currently relatively low, and by other economic factors beyond its control. Interest rate risk arises from mismatches (i.e., the interest rate sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates. The Company believes that, based on certain assumptions and experience, its one-year cumulative gap was positive at December 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Asset/Liability Management."

REGULATORY OVERSIGHT

     The Bank is subject to extensive regulation, supervision and examination by the Department as its chartering authority and primary regulator, and by the FDIC as its federal regulator and administrator of the insurance fund that insures the Bank's deposits up to applicable limits. The Bank is a member of the FHLB and is subject to certain limited regulation by the Federal Reserve. In order to acquire the Georgia Branch, the Company elected to charter the Savings Bank. After it is organized, the Savings Bank will be subject to regulation, supervision and examination by the Office of Thrift Supervision ("OTS") as its chartering authority and primary regulator and by the FDIC as the administrator of the Savings Bank's insurance fund. As a federally-chartered thrift, the Savings Bank will automatically be a member of the FHLB. As the holding company of the Bank and the Savings Bank, the Company is also subject to regulation and oversight by the Federal Reserve. Such regulation and supervision governs the activities in which an institution may engage and is intended primarily for the protection of the FDIC insurance funds and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities, and regulations have been implemented that have increased capital requirements, commercial bank insurance premiums and administrative, professional and compensation expenses. Any change in the regulatory structure or the applicable statutes or regulations could have a material impact on the Company, the Bank, the Savings Bank and their operations. Additional legislation and regulations may be enacted or adopted in the future which could significantly affect the powers, authority and operations of the Bank and the Savings Bank and their competitors, which in turn could have a material adverse effect on both institutions and their regulatory capital, business, financial condition and results of operations. See "Business -- Supervision and Regulation."

     In the course of a recent review of the Bank's operations by the FDIC, issues arose as to the software and procedures used by the Bank to record and calculate the charges and other information for certain types of mortgage loans, and the amounts of interest due on one class of deposit accounts. Management believes the Bank has taken the necessary actions to address these issues, including the payment of refunds or additional interest as appropriate.

CONTROL BY THE CONTROLLING STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

     As of December 31, 1997, the Company's Controlling Stockholders, William R. Hough and John W. Sapanski (and their respective affiliates and immediate family members) owned shares of the Company's capital stock representing approximately 50.2% and 6.4%, respectively, of the total voting rights of the Company. Following the consummation of this Offering, Messrs. Hough and Sapanski will own 43.0% and 5.2%, respectively (if, as anticipated, the Controlling Stockholders do not purchase any shares of Common Stock in this Offering). On the basis of such ownership, the Controlling Stockholders are able to elect the Company's Board of Directors and, through their control of the Company's Board, are able to direct the affairs of the Company and the Bank. It is reasonable to expect that the Controlling Stockholders will continue to be able to exert a controlling influence over the Company's policies and operations following consummation of this Offering. The Company and the Bank have engaged in numerous transactions with affiliates of Mr. Hough, and it is likely that the Company and the Bank will in the future continue to engage in such transactions. Generally, transactions with affiliates can involve conflicts of interests. However, the Company believes that its transactions with its affiliates were on terms as favorable as those that could have been obtained in arm's-length transactions. See Note 17 to the Company's Consolidated Financial Statements included elsewhere herein.

CAPITAL LIMITATIONS ON FUTURE GROWTH

     Since the Change in Control, one of the Company's primary business objectives has been to increase its total asset size, expand into new market areas, and increase market share in its existing markets. The Company has sought to accomplish this goal through a combination of internal growth, loan and other asset purchases, deposit assumptions, the opening of de novo branches and acquisitions of other financial institutions and branches. The Company's ability to continue to grow is constrained by, among other things, the amount of regulatory capital. See Note 16 to the Company's Consolidated Financial Statements included elsewhere herein. Most recently, in December 1997, the Company entered into the NationsBank Branch Agreements to acquire eight branches having total deposits of $249.7 million at August 31, 1997, the Bankers Merger Agreement to acquire two branches having total deposits of $56.0 million at August 31, 1997, and the Dime Branch Agreement to acquire a branch having total deposits of $202.9 million at March 31, 1998. One of the primary reasons for this Offering is to increase the Company's regulatory capital to permit it to consummate the Proposed Acquisitions and to continue to expand Flagship's mortgage banking activities while maintaining its "well capitalized" status. The Company intends to continue its current growth strategy for the foreseeable future. Since the Change in Control, the Company has raised capital four times to accommodate its growth. There can be no assurance that the Company will in the future have sufficient capital or the ability to obtain additional sufficient capital on acceptable terms to continue to pursue its growth strategy.

YEAR 2000 ISSUES

     In the next two years, many companies, including financial institutions such as the Company, will face potentially serious issues associated with the inability of existing data processing hardware and software to appropriately recognize calendar dates beginning in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered may read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date, or are expected to be unable to compute payment, interest or delinquency. In 1997, the Company began the process of identifying the many software applications and hardware devices expected to be impacted by this issue. The Company outsources its principal data processing activities to one or more third parties and purchases most of its software applications from third party vendors. The Company believes that its vendors and its significant customers are actively addressing the problems associated with the "Year 2000" issue. However, there can be no assurance that the Company will not be adversely affected by the failure of such third party vendors or significant customers of the Bank to become Year 2000 compliant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Considerations."

COMPETITION

     The Company competes with various types of financial institutions, including other commercial banks, savings institutions, finance companies, mortgage banking companies, money market funds and credit unions, many of which have substantially greater financial resources than the Company and, in some cases, operate under fewer regulatory constraints. The Company not only competes with other financial institutions that operate in Florida but, through Flagship, also competes nationwide with a number of finance companies, mortgage banking companies and other financial institutions located throughout the United States. As the Company expands its retail banking operations to additional markets in Florida and into Georgia and its mortgage banking activities to additional states, it will encounter other larger and well-established financial institutions in those markets. While the Company believes that it has been able to compete successfully with larger financial institutions in its current geographic and product markets, there can be no assurance that it will be able to compete effectively in the new markets it is entering. See
"Business -- Competition" and "-- Supervision and Regulation."

LIMITED HISTORICAL TRADING MARKET

     Because a majority of the Common stock has been closely held prior to the Offering, there has been only a limited market for the Common Stock and there can be no assurance that an active public trading market for the Common Stock will develop after the Offering or that, if developed, it will be sustained. The public offering price of the Common Stock offered hereby has been determined by negotiations between the Company and the Underwriters and may not be indicative of the price at which the Common Stock will trade after the Offering. See "Underwriting." Consequently, there can be no assurance that the market price for the Common Stock will not fall below the public offering price.

POSSIBLE VOLATILITY OF SHARE PRICE

     The market price of the Common Stock may experience fluctuations that are unrelated to the operating performance of the Company. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the Company's mortgage banking activities such as, among other things, sales and securitizations of High LTV Loans. See "Business -- Mortgage Banking Activities." In addition, the Company's operating income on a quarterly basis is significantly dependent upon the successful completion of the Company's loan sales or securitizations, and the inability of the Company to complete significant loan sale transactions or securitizations in a particular quarter may have a material adverse impact on the Company's results of operations for that quarter and could, therefore, negatively impact the price of the Common Stock.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of 2,000,000 shares of Common Stock offered hereby, after deducting the estimated underwriting discount and offering expenses payable by the Company, are
estimated to be approximately $     million ($     million if the underwriters'
over-allotment option is exercised in full). The net proceeds from the sale of the Common stock will be contributed by the Company to the capital of the Bank. A primary purpose of the Offering is to maintain the regulatory capital ratios of the Bank and the Company in conjunction with the NationsBank Branch and the Dime Branch Acquisitions, and to support future growth. The specific use of the proceeds by the Bank, as well as the timing of such uses, will be a function of the funding needs of the Bank and the availability of other funds to the Bank. Initially, such proceeds will be invested by the Bank in short-term obligations.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is currently traded on the Nasdaq National Market under the symbol "REPB." The table below sets forth, for the periods indicated, the high and low bid information for the Common Stock as regularly quoted on the Nasdaq National Market for the periods indicated.

                                                               HIGH     LOW
                                                              ------   ------
1996:
  First Quarter.............................................  $14.25   $13.25
  Second Quarter............................................   15.00    12.25
  Third Quarter.............................................   12.88    11.75
  Fourth Quarter............................................   15.50    12.63
1997:
  First Quarter.............................................   16.00    14.00
  Second Quarter............................................   18.50    17.25
  Third Quarter.............................................   27.63    16.88
  Fourth Quarter............................................   27.88    23.75
1998:
  First Quarter.............................................   32.00    24.63
  Second Quarter (to April 9, 1998).........................   33.25    28.75

                                 CAPITALIZATION

     The following table sets forth the actual and adjusted consolidated capitalization of the Company at December 31, 1997. The adjusted capitalization gives effect to (i) the Proposed Acquisitions and (ii) this Offering. The information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. See "Combined Financial Data."

                                                                 DECEMBER 31, 1997
                                                              -----------------------
                                                               COMPANY         AS
                                                               ACTUAL       ADJUSTED
                                                              ---------    ----------
                                                              (DOLLARS IN THOUSANDS)
Company-obligated mandatorily redeemable capital securities
  of subsidiary trust(1)....................................   $28,750       $28,750
Stockholders' Equity:
  Perpetual preferred convertible stock, 100,000 shares
     authorized, 75,000 shares issued and outstanding.......     1,500         1,500
  Common Stock, 20,000,000 shares authorized, 7,035,886
     shares issued and outstanding..........................    14,072
  Capital surplus...........................................    50,322
  Retained earnings.........................................    29,155
  Net unrealized gain on debt securities available for
     sale -- net of deferred income taxes...................       482
                                                               -------       -------
  Total stockholders' equity................................   $95,531       $
                                                               =======       =======

---------------

(1) Represents beneficial interests in an aggregate amount of $28.8 million of Junior Subordinated Debentures of the Company. See Note 1 to the Company's Consolidated Financial Statements included elsewhere herein.

                             PROPOSED ACQUISITIONS

     On December 15, 1997, the Company entered into the NationsBank Branch Agreements to acquire three branches of NationsBank Subsidiary and five branches of Barnett Bank, including the loans and other assets booked at those branches, and to assume the deposits and other liabilities assigned to such branches. Of the branches being purchased, three are located in Monroe County (Key West, Marathon and Plantation Key), two are located in Marion County (Ocala and Silver Springs), one is located in Columbia County (Lake City) and one is located in Suwannee County (Live Oak). The eighth branch is located in Glynn County (Brunswick), Georgia. As a condition to receiving regulatory approval of its acquisition of Barnett and its subsidiaries, NationsBank agreed to divest itself of a significant number of branches, including these eight branches. The NationsBank Branch Acquisition will be accounted for using purchase accounting rules. See "Combined Financial Data."

     The Florida Branches will be merged into, and become a part of, the Bank's existing Florida branch network. In order to facilitate the acquisition of the Georgia Branch, the Company elected to charter the Savings Bank as a de novo federally-chartered thrift. The Georgia Branch will be operated as an interstate branch of the Savings Bank, which will be headquartered in St. Petersburg. It is anticipated that in connection with the chartering of the Savings Bank, certain of the Bank's out-of-state mortgage origination operations may be transferred to the Savings Bank. See "Business--Supervision and Regulation."

     As of August 31, 1997, the most recent date that is available from the seller, the Florida Branches had deposit liabilities of $225.5 million and loans of $163.9 million. Under the terms of the NationsBank Branch Agreement for the Florida Branches (the "Florida Agreement"), the Company will (i) purchase the real estate and personal property associated with the Florida Branches for a price equal to the net book value of such assets at the closing plus a premium of $5.5 million, (ii) purchase the performing loans booked at these branches for a price equal to 102.81% of the net book value of such loans at the closing, and
(iii) pay a deposit premium of 12.13% of total deposits at the Closing to assume all of the deposit liabilities assigned to the Florida Branches. Based on the loans, other assets and deposit liabilities associated with the Florida Branches as of August 31, 1997, the Company's purchase price for the Florida Branches would have been $37.5 million if the Company's acquisition of the Florida Branches had been consummated on that date. Under the terms of the Florida Agreement, the Company will offer to retain all of the individuals employed at the Florida Branches at the time its acquisition of the Florida Branches is consummated and will pay severance to any such employee terminated within a 12-month period thereafter. The Florida Agreement also provides that the Company must consummate its acquisition of the Florida Branches by no later than June 30, 1998.

     As of August 31, 1997, the Georgia Branch had deposit liabilities of $29.2 million, and loans of $19.4 million. Under the terms of the NationsBank Branch Agreement for the Georgia Branch (the "Georgia Agreement"), the Company will (i) purchase the performing loans and other assets associated with the Georgia Branch at a price equal to their net book value at the closing and (ii) pay a deposit premium of 1.0% of total deposits at the closing to assume all of the deposit liabilities assigned to the Georgia Branch. Based on the loans, other assets and deposit liabilities associated with the Georgia Branch as of August 31, 1997, the Company's total purchase price for the Georgia Branch would have been $290,000 if the Company's acquisition of the Georgia Branch had been consummated on that date. The Georgia Agreement contains employee retention and severance provisions identical to those set forth in the Florida Agreement. The Georgia Agreement also provides that the Company must consummate its acquisition of the Georgia Branch by no later than June 30, 1998.

     The NationsBank Branch Agreements also contain non-solicitation provisions under which NationsBank and its subsidiaries are prohibited for a one-year period from (i) specifically targeting or soliciting customers assigned to the acquired branches using any customer or mailing list consisting primarily of such customers and (ii) soliciting for employment any individual who remains employed by the Company following its acquisition of the branches. The Company reciprocally agreed for such one-year period not to solicit any of NationsBank's credit card customers for credit card products or any of NationsBank's business customers for credit and debit card processing and other similar merchant services.

     The Company anticipates that it will be able to obtain all required regulatory approvals by the applicable deadlines set forth in the NationsBank Branch Agreements, and the Company does not anticipate that any of the regulatory authorities will impose any approval conditions that would have a material adverse impact on the Company. The Savings Bank will be subject to supervision and regulation by the OTS, and its deposits will be insured by the FDIC. For a further discussion of the regulatory framework as applicable to the Bank and the Savings Bank, see "Business -- Supervision and Regulation."

     In March 1998, the Company and Bankers entered into the Bankers Merger Agreement, which provides for the merger of Bankers into the Company. Bankers has two branches in Dade County, Florida, and at December 31, 1997, had total assets of $67.1 million, total loans of $47.4 million and total deposits of $56.0 million. It is anticipated that the transaction will be accounted for as a pooling of interests. The Bankers Acquisition may be terminated by either Bankers or the Company it if is not consummated by November 1, 1998. See "Combined Financial Data."

     Pursuant to the terms of the Bankers Merger Agreement, the stockholders of Bankers will receive a fraction of a share of the Company's Common Stock for each outstanding share of Bankers' common stock that is based on the sum of (i) the book value of Bankers' total common equity at December 31, 1997 (plus Bankers' 1998 earnings and less certain change of control payments to Bankers' directors, senior officers and key employees) multiplied by 1.7, plus (ii) the difference between the appraised value of Bankers' headquarters building (or sales price, if the building is sold or a contract for sale is entered into prior to closing) and the $4.2 million book value of the building as of December 31, 1997. This sum will be divided by the total number of outstanding shares of Bankers' common stock, thereby producing a dollar value per share. This dollar value, in turn, will be divided by the "Market Value" of the Company's Common Stock. If the twenty consecutive day average (the "Average Price") of the closing prices of the Common Stock on the National Market is between $22.50 and $27.50, the Market Value will be $25.00. If the Average Price is either greater than $27.50 or less than $22.50, the Market Value will be the mean of $25.00 and the Average Price. As of February 28, 1998, and assuming a $6.0 million valuation of Bankers' headquarter's building, the stockholders of Bankers would have received 0.44 of a share of the Common Stock for each of the 692,333 outstanding shares of Bankers' common stock, if the closing for the Bankers Acquisition had taken place on that date.

     Also in March 1998, the Company entered into the Dime Branch Agreement to acquire the Dime Branch in Deerfield Beach, Broward County, including the assumption of the deposits and other liabilities assigned to such branch, the assumption of the leasehold on the branch property, and the purchase of the personal property and equipment of the branch. The Company is not acquiring any loans in the transaction. As of March 31, 1998, the Dime Branch had total deposits of $202.9 million, and the purchase price would have been approximately $9.8 million based on that deposit amount. The transaction will be accounted for using purchase accounting rules and must be consummated within 30 days of receiving regulatory approval.

     If consummated, the Proposed Acquisitions will increase the total assets of the Company to approximately $2.1 billion (based on most recent available data), expand the Company's branch network from 46 to 56 branches in Florida and one branch in Georgia and increase the number of counties served by the Company's branches from nine to 15 counties in Florida and one county in Georgia. The Company's total deposits will increase to $1.9 billion and total portfolio loans will increase to $1.4 billion. Premium on deposits from the NationsBank Branch and Dime Branch Acquisitions will amount to $36.8 million, bringing the total amount of goodwill and premium on deposits to $41.7 million. Nonperforming assets from the Bankers Acquisition totaled approximately $1.7 million at December 31, 1997. There are no nonperforming assets being purchased in connection with the NationsBank Branch and Dime Branch Acquisitions.

     There can be no assurance that the Company will be able to consummate, or, if consummated, successfully integrate the operations and management of the Proposed Acquisitions. See "Risk Factors -- Proposed Acquisitions and Ability to Manage Growth and Integrate Operations."

                            COMBINED FINANCIAL DATA

     The unaudited combined balance sheet as of December 31, 1997, gives effect to, among other things, the Offering and Proposed Acquisitions. See
"Business -- Proposed Acquisitions" for a description of the Proposed Acquisitions. The NationsBank Branch Acquisition and the Dime Branch Acquisition will be accounted for using purchase accounting rules. The Bankers Acquisition is anticipated to be accounted for as a pooling of interests. The data is based upon available information and upon certain assumptions that the Company believes are reasonable under the circumstances. The combined financial data should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. The combined financial data is not necessarily indicative of the results that would have occurred had the Proposed Acquisitions actually occurred on the dates indicated, nor can they be used to predict the Company's future results of operations.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

                        UNAUDITED COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 1997

                                                                                                               COMPANY
                                                                                                               WITH THE
                                                                                                               PROPOSED
                                                                 NATIONSBANK        DIME                     ACQUISITIONS
                                                    BANKERS         BRANCH         BRANCH                      AND THE
                                      COMPANY     ACQUISITION   ACQUISITION(A)   ACQUISITION   OFFERING(B)     OFFERING
                                     ----------   -----------   --------------   -----------   -----------   ------------
                                                                    (DOLLARS IN THOUSANDS)
                                                         ASSETS

Cash and due from banks............  $   45,998     $ 1,247        $  4,911       $     --       $    --      $   52,156
Investment securities..............      16,751       8,032              --             --            --          24,783
Mortgage backed securities.........      55,300          --              --             --            --          55,300
Trading securities.................      37,213          --              --             --            --          37,213
FHLB stock.........................       8,148         500              --             --            --           8,648
Federal funds sold.................      33,000         192          20,716        183,205        56,550         293,663
Loans held for sale................     151,404       4,126              --             --            --         155,530
Loans receivable, net..............   1,128,955      46,987         189,760             --            --       1,365,702
Premises and equipment, net........      33,303       4,180          11,997            100            --          49,580
Real estate owned..................       6,997         763              --             --            --           7,760
Goodwill and premium on deposits...       4,855          --          27,646          9,242            --          41,743
Other assets.......................      30,481       1,030              --             --            --          31,511
                                     ----------     -------        --------       --------       -------      ----------
         Total assets..............  $1,552,405     $67,057        $255,030       $192,547       $56,550      $2,123,589
                                     ==========     =======        ========       ========       =======      ==========

                                          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits:
    Noninterest-bearing checking...  $   93,843     $ 2,775        $ 76,229       $    212       $    --      $  173,059
    Interest checking..............     137,240       2,157          22,649          4,585            --         166,631
    Money market...................      30,389       4,901          21,657          9,654            --          66,601
    Savings........................     291,604       2,981          28,695          4,629            --         327,909
    Time deposits..................     808,236      43,207         105,800        173,467            --       1,130,710
                                     ----------     -------        --------       --------       -------      ----------
         Total deposits............   1,361,312      56,021         255,030        192,547            --       1,864,910
  Other borrowings.................      54,654       6,100              --             --            --          60,754
  Other liabilities................      12,158         699              --             --            --          12,857
                                     ----------     -------        --------       --------       -------      ----------
         Total liabilities.........   1,428,124      62,820         255,030        192,547            --       1,938,521
Company-obligated mandatorily
  redeemable securities of
  subsidiary trust.................      28,750          --                                           --          28,750
Stockholders' equity:
  Perpetual preferred convertible
    stock..........................       1,500          --                                           --           1,500
  Common stock.....................      14,072       2,761                                        4,000          20,833
  Capital surplus..................      50,322       1,233                                       52,550         104,105
  Retained earnings................      29,155         243                                           --          29,398
  Net unrealized gain on AFS
    securities.....................         482          --                                           --             482
                                     ----------     -------        --------       --------       -------      ----------
         Total stockholders'
           equity..................      95,531       4,237              --             --        56,550         156,318
                                     ----------     -------        --------       --------       -------      ----------
         Total liabilities and
           stockholders' equity....  $1,552,405     $67,057        $255,030       $192,547       $56,550      $2,123,589
                                     ==========     =======        ========       ========       =======      ==========
CERTAIN REGULATORY CAPITAL RATIOS
Tier 1 (leverage) ratio...........   6.94%   5.96%
Tier 1 (risk-based) ratio.........  10.05   10.31
Total capital ratio...............  11.66   11.90

---------------

(a)  Most recent branch loan and deposit information as of August 31, 1997.
(b) The offering assumes the Company receives proceeds from the sale of 2,000,000 shares of Company Common Stock in the Offering, less estimated Underwriters' commission and offering expenses.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The Selected Consolidated Financial Data presented below has been derived from the audited Consolidated Financial Statements of the Company and, prior to 1996, the Bank, and are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and notes thereto, included elsewhere herein. Financial data for interim periods include all adjustments, consisting of normal accruals, that management considers necessary for a fair presentation of the financial conditions and results of operations for such interim periods. In light of the significant mark-to-market adjustments and other adjusting entries to its financial statements that were made following the Change in Control, management believes that the usefulness of comparisons between (i) the financial statements and the financial data derived therefrom as of the dates and for the period prior to June 1, 1993, and (ii) the financial statements and the financial data derived therefrom as of the dates and for the periods since June 1, 1993, may be limited. In addition, subsequent to consummation of the Company's initial public offering in December 1993 and the CrossLand Purchase and Assumption in that month, the Company has operated in a significantly different manner from that which it had previously operated. Accordingly, the financial results for periods prior to the CrossLand Purchase and Assumption differ significantly from periods since then.

     The FFO Merger, completed on September 19, 1997, was accounted for as a corporate reorganization in which the majority stockholder's interest in FFO was combined at historical cost in a manner similar to a pooling of interest while the minority interest in FFO was combined using purchase accounting rules. This accounting treatment required that all prior period financial information be restated as if the FFO Merger had been completed in those previous years. The financial information at and for the period ended May 31, 1993 is not restated to reflect the FFO Merger as the Change of Control did not occur until May 1993.

                                                                                             SEVEN
                                                                                             MONTHS      FIVE MONTHS
                                                                                             ENDED          ENDED
                                                  YEARS ENDED DECEMBER 31,                DECEMBER 31,     MAY 31,
                                      -------------------------------------------------   ------------   -----------
                                         1997         1996         1995         1994          1993          1993
                                      ----------   ----------   ----------   ----------   ------------   -----------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Interest income...................  $  108,457   $   88,944   $   77,593   $   53,997    $   11,885    $    4,848
  Interest expense..................      54,923       44,949       40,112       24,423         5,120         1,970
                                      ----------   ----------   ----------   ----------    ----------    ----------
  Net interest income...............      53,534       43,995       37,481       29,574         6,765         2,878
  Loan loss provision...............       2,628        2,582        2,162          172         3,222           379
                                      ----------   ----------   ----------   ----------    ----------    ----------
  Net interest income after loan
    loss provision..................      50,906       41,413       35,319       29,402         3,543         2,499
  Other noninterest income..........      25,031        6,745        5,353        5,099         1,677           743
  Gain on sale of ORE held for
    investment......................          --        1,207           --           --            --            --
  General and administrative ("G&A")
    expenses........................      57,484       36,829       30,963       23,678         6,481         2,699
  Merger expenses...................       1,144           --           --           --            --            --
  SAIF special assessment...........          --        4,005           --           --            --            --
  Provision for losses on ORE.......         530          111           --           --            --         1,214
  Other noninterest expense.........         273         (490)         902        4,216           331           443
  Amortization of goodwill & premium
    on deposits.....................         464          491          450        1,269            --            --
                                      ----------   ----------   ----------   ----------    ----------    ----------
  Net income before income taxes,
    negative goodwill accretion &
    minority interest...............      16,042        8,419        8,357        5,338        (1,592)       (1,114)
  Accretion of negative goodwill....          --           --        1,578        2,705         1,578            --
                                      ----------   ----------   ----------   ----------    ----------    ----------
  Net income before income taxes &
    minority interest...............      16,042        8,419        9,935        8,043           (14)       (1,114)
  Income tax expense (benefit)......       6,096        3,035        2,516          702        (2,844)           --
  Minority interest in income from
    subsidiary trust................        (701)          --           --           --            --            --

                                                                                             SEVEN
                                                                                             MONTHS      FIVE MONTHS
                                                                                             ENDED          ENDED
                                                  YEARS ENDED DECEMBER 31,                DECEMBER 31,     MAY 31,
                                      -------------------------------------------------   ------------   -----------
                                         1997         1996         1995         1994          1993          1993
                                      ----------   ----------   ----------   ----------   ------------   -----------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  Minority interest in FFO..........        (674)        (505)        (503)        (131)         (197)           --
                                      ----------   ----------   ----------   ----------    ----------    ----------
  Net income (loss).................  $    8,571   $    4,879   $    6,916   $    7,210    $    2,633    $   (1,114)
                                      ==========   ==========   ==========   ==========    ==========    ==========
  Earnings (loss) per share,
    diluted.........................  $     1.21   $     0.74   $     1.10   $     1.28    $     1.01    $    (1.00)
                                      ==========   ==========   ==========   ==========    ==========    ==========
  Weighted average shares
    outstanding, diluted............   7,301,499    6,626,604    6,261,368    5,632,437     2,594,923     1,117,192
                                      ==========   ==========   ==========   ==========    ==========    ==========
  Earnings per share -- basic.......  $     1.40   $     0.83   $     1.26   $     1.48    $     1.10    $    (1.11)
                                      ==========   ==========   ==========   ==========    ==========    ==========
Weighted average shares
  outstanding -- basic..............   6,128,014    5,857,174    5,491,250    4,868,211     2,398,066     1,002,794
                                      ==========   ==========   ==========   ==========    ==========    ==========
BALANCE SHEET DATA (at period end):
  Total assets......................  $1,552,405   $1,224,357   $1,103,480   $  879,873    $  780,711    $  168,741
  Investment & mortgage backed
    securities......................     108,593      161,357      155,345      101,028        74,042        27,433
  Loans held for sale...............     151,404       46,593       27,476        7,930        11,346            --
  Loans held in portfolio, net of
    unearned income.................   1,149,731      920,782      835,744      680,604       479,600       111,292
  Allowance for loan losses.........      20,776       18,747       20,048       15,272        15,872         1,866
  Goodwill & premium on deposits....       4,855          527        1,017          820         1,966            --
  Deposits..........................   1,361,312    1,114,907      992,041      794,717       705,584       153,660
  Stockholders' equity..............      95,531       68,178       63,833       47,618        34,003         8,058
  Book value per share..............       12.27        10.32         9.65         8.16          6.11           N/A
SELECTED FINANCIAL RATIOS(2):
  Return on average assets..........        0.63%        0.43%        0.68%        0.90%         0.97%        (1.61)%
  Return on average equity..........       11.44         7.41        12.62        16.73         36.97        (21.75)
  Net interest spread...............        3.71         3.63         3.65         3.87          3.88          4.21
  Net interest margin...............        4.18         4.02         3.95         4.06          4.30          4.66
  G&A expense to average assets.....        4.26         3.21         3.06         2.95          2.38          6.28
  G&A efficiency ratio..............       73.17        72.58        72.29        68.29         76.77         74.54
  Loan/deposit ratio(1).............       84.46        82.59        83.77        85.64         67.97         72.43
  Nonperforming loans to loans......        2.36         2.12         2.18         2.44          4.03          2.27
  Nonperforming assets to total
    assets..........................        2.20         2.27         2.78         3.96          5.66          5.89
  Loan loss allowance to
    loans(1)(3).....................        1.81         2.04         2.40         2.24          3.31          1.68
  Loan loss allowance applicable to
    nonperforming loans from(3):
    Originated portfolio............       93.66        73.15       106.51       177.30        129.06         73.03
    March 1995 purchase.............      373.91       488.78       647.83          N/A           N/A           N/A
    CrossLand portfolio.............      421.88       126.12        41.77        23.73         39.88           N/A
    Other purchased portfolios......       22.28        89.80        41.84        82.99           N/A           N/A
         Total loans................       76.51        96.03       110.73        91.98         82.20         73.03
OTHER DATA (at period end):
  Number of branches................          46           43           43           31            29             7
  Number of full-time equivalent
    employees.......................       1,045          795          573          451           373            96

---------------

(1) Ratio excludes loans held for sale.
(2) Information is annualized, where applicable, for the periods ended December 31, 1993 and May 31, 1993.
(3) See "Business -- Asset Quality" for a discussion of the allocation and availability of loan loss reserves among portfolios of loans within the Bank.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's balance sheets and statements of operations should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and the related notes included elsewhere herein.

YEARS ENDED DECEMBER 31, 1997 AND 1996

COMPARISON OF BALANCE SHEETS AT DECEMBER 31, 1997 AND DECEMBER 31, 1996

  Overview

     Total assets of the Company were $1.6 billion at December 31, 1997, and $1.2 billion at December 31, 1996, an increase of $328 million. This increase was primarily the result of the Company's acquisition of Firstate, growth in volume of loans originated for portfolio and for sale, the Company's purchase of $75.0 million of residential loans from the FDIC in July 1997 (the "July 1997 Purchase"). The growth was primarily funded through an increase in deposits and the completion of an offer by RBI Capital Trust I ("RBI Capital"), a wholly-owned subsidiary of the Company, of $28.75 million cumulative trust preferred securities (the "Preferred Securities").

  Investment and Mortgage-Backed Securities

     Investment and mortgage-backed securities, consisting of U.S. Treasury and federal agency securities, were $108.6 million at December 31, 1997, compared to $161.4 million at December 31, 1996, a decrease of $52.8 million. The Company has recorded all its purchased investment and mortgage-backed securities as of December 31, 1997, as "available for sale" and all mortgage-backed securities resulting from securitization of the Company's loans as trading securities. The Company has also included in the trading asset category the excess spread on mortgage servicing rights which amounted to $2.1 million at year end 1997, $8.7 million of securities purchased from the Company's securitization of High LTV Loans in December 1997, and the $8.2 million residual interest in cash flows from that securitization. The Company has recorded these assets at their fair market value. The Company recorded $1.3 million in net gains on $150.7 million in investments and mortgage-backed securities.

  Loans and Loans Held for Sale

     Total loans held for portfolio were $1.1 billion at December 31, 1997, and $920.8 million at December 31, 1996, an increase of $229.0 million. One-to-four family first lien residential loans increased by $149.9 million, primarily as a result of the July 1997 Purchase and $24.8 million of residential loans from the Firstate Acquisition. Commercial real estate loans were $398.7 million and $344.2 million, respectively, at December 31, 1997 and 1996.

  Allowance for Loan Losses

     The allowance for loan losses amounted to $20.8 million at December 31, 1997, compared to $18.7 million at December 31, 1996. At December 31, 1997, the allowance for loan losses included $13.9 million allocated to loans originated by the Company, $3.5 million allocated to the loan purchase made in March 1995 (the "March 1995 Purchase"), $1.0 million allocated to loans purchased from CrossLand, $1.0 million allocated to the July 1997 Purchase, and $1.4 million allocated to other loan purchases. Other activity to the allowance in 1997 included $2.6 million of provisions for loan losses (based generally on the growth in the loan portfolio), $769,000 of loan charge-offs (net of recoveries), $39,000 reallocated from loan discounts to the allowance and $132,000 in allowances obtained through the Firstate Acquisition. The net charge-off amount for the period included $115,000 assessed against the allowance for loan losses on loans allocated to the March 1995 Purchase as properties securing certain nonperforming loans in that purchase were acquired through foreclosure and recorded at their fair value.

  Nonperforming Assets

     Nonperforming assets amounted to $34.2 million, or 2.20% of total assets at December 31, 1997, compared to $27.8 million or 2.27% of total assets at December 31, 1996. Nonperforming loans totaled $27.0 million at December 31, 1997, an increase of $7.6 million from December 31, 1996. This increase was primarily the result of a $1.6 million increase in one-to-four residential nonperforming loans which were purchased from the FDIC in July, $1.0 million increase in other residential loans purchased, $2.2 million increase in originated residential loans, $1.1 million in commercial real estate and multifamily loans, and $1.3 million in Small Business Association ("SBA") claims receivable. Other real estate decreased by $1.3 million from $8.3 million at December 31, 1996, to $7.0 million at December 31, 1997. This improvement was primarily the result of sales of $3.6 million of ORE properties at an aggregate net gain of $109,000, which exceeded the amount of foreclosures on properties.

  Deposits

     Total deposits were $1.4 billion at December 31, 1997, compared to $1.1 billion at December 31, 1996, an increase of $246.4 million. Excluding the Firstate Acquisition, which comprised $67.9 million in deposits at year end 1997, total deposits would have increased by $178.5 million. Compared to December 31, 1996, retail and commercial checking balances increased by $64.5 million and certificates of deposit increased by $181.9 million.

  Minority Interest in Mandatorily-Redeemable Securities of Subsidiary Trust

     On May 29, 1997, the Company formed RBI Capital to issue the Preferred Securities to the public. The Preferred Securities, issued through an underwritten public offering on July 28, 1997, were sold at their $10 par value. RBI Capital issued 2,875,000 shares of the Preferred Securities bearing a dividend rate of 9.10% for net proceeds of $27.4 million, after deducting underwriting commissions and other costs. RBI Capital invested the proceeds in junior subordinated debt of the Company which had an interest rate of 9.10%. The Company used the proceeds from the junior subordinated debt to increase the equity capital of the Bank.

  Minority Interest in FFO

     The FFO Merger, which was accounted for as a corporate reorganization, required the restatement of periods prior to the September 19, 1997 merger date as if the FFO Merger had been completed in prior years. A portion of FFO's net income was allocated to FFO's minority shareholders. The cumulative amount of that allocation is reflected on the balance sheet as a minority interest in FFO.

  Convertible Subordinated Debentures

     On December 27, 1996, the Company issued $6.0 million in convertible subordinated debentures (the "Debentures") at a fixed rate of 6.0%, interest payable semi-annually with a maturity of December 1, 2011. Under the terms of the indenture, the Company had the right to redeem, without payment of a premium, all or any of the Debentures if the closing price of the Company's Common Stock equaled or exceeded 130% of the conversion price, which was $17.78514, for not less than 20 consecutive trading days. During September 1997, the closing price of the common stock remained above that price for the requisite number of consecutive trading days. The Company then exercised its option to redeem all of the outstanding Debentures on the next interest payment date, December 1, 1997. All of the holders elected to convert the Debentures into an aggregated 336,000 shares of Common Stock.

  Stockholders' Equity

     Stockholders' equity was $95.5 million at December 31, 1997, or 6.15% of total assets, compared to $68.2 million or 5.57% of total assets at December 31, 1996. At December 31, 1997, the Bank's Tier 1 ("Leverage") Capital ratio was 7.07%, its Tier 1 Risk-Based Capital ratio was 10.25%, and its Total Risk-Based Capital ratio was 11.52%, all in excess of minimum FDIC guidelines for an institution to be considered a "well-capitalized" bank. The Company's ratios were 6.94%, 10.05% and 11.66%, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997 AND
1996

  Overview

     Net income for the year ended December 31, 1997, was $8.6 million, or $1.21 per share, compared to $4.9 million, or $0.74 per share, for the same period in 1996. Pre-tax net income before minority interest reductions for the Company included $13.2 million from commercial banking activities and $2.8 million from Flagship which commenced operations in April 1996. Return on average assets for the year ended December 31, 1997, was .63%, compared to .43% for the same period in 1996, while return on average equity was 11.44%, compared to 7.41% for the same period in 1996.

  Business Segment Information

     The Company's operations are divided into two business segments, commercial banking and mortgage banking. Commercial banking activities include the Company's lending for portfolio purposes, deposit gathering through the retail branch network, investment and liquidity management. Mortgage banking activities, which operate through Flagship, a separate division of the Bank, include originating and purchasing mortgage loans for sale or securitization. The Bank provides support for Flagship in areas such as secondary marketing, data processing and financial management. All funding for Flagship is provided through the Bank. The following are the business segment results of operation for the years ended December 31, 1997 and 1996. The Company has elected to report its business segments without allocation of income taxes and minority interests.

                                               1997                                 1996
                                ----------------------------------   ----------------------------------
                                COMMERCIAL   MORTGAGE    COMPANY     COMMERCIAL   MORTGAGE    COMPANY
                                 BANKING     BANKING      TOTAL       BANKING     BANKING      TOTAL
                                ----------   --------   ----------   ----------   --------   ----------
                                                        (DOLLARS IN THOUSANDS)
Total assets (at period
  end):.......................  $1,401,001   $151,404   $1,552,405   $1,177,764   $46,593    $1,224,357
OPERATING DATA:
  Interest income.............      99,327      9,130      108,457       87,473     1,471        88,944
  Interest expense............      50,772      4,151       54,923       43,986       963        44,949
                                ----------   --------   ----------   ----------   -------    ----------
  Net interest income.........      48,555      4,979       53,534       43,487       508        43,995
  Loan loss provision.........       2,628         --        2,628        2,582        --         2,582
                                ----------   --------   ----------   ----------   -------    ----------
  Net interest income after
     loan loss provision......      45,927      4,979       50,906       40,905       508        41,413
  Other noninterest income....       9,728     15,303       25,031        5,671     1,074         6,745
  Gain on sale of ORE held for
     investment...............          --         --           --        1,207        --         1,207
  General and administrative
     expenses ................      40,002     17,482       57,484       34,773     2,056        36,829
  Merger expenses.............       1,144         --        1,144           --        --            --
  SAIF special assessment.....          --         --           --        4,005        --         4,005
  Provision for losses on
     ORE......................         530         --          530          111        --           111
  ORE expense, net of ORE
     income...................         273         --          273         (490)       --          (490)
  Amort. of goodwill & prem.
     on deposits..............         464         --          464          491        --           491
                                ----------   --------   ----------   ----------   -------    ----------
  Net income (loss) before
     income taxes & minority
     interest.................  $   13,242   $  2,800       16,042   $    8,893   $  (474)        8,419
                                ==========   ========                ==========   =======

                                               1997                                 1996
                                ----------------------------------   ----------------------------------
                                COMMERCIAL   MORTGAGE    COMPANY     COMMERCIAL   MORTGAGE    COMPANY
                                 BANKING     BANKING      TOTAL       BANKING     BANKING      TOTAL
                                ----------   --------   ----------   ----------   --------   ----------
                                                        (DOLLARS IN THOUSANDS)
  Income tax expense
     (benefit)................                               6,096                                3,035
  Minority interest in income
     from subsidiary trust....                                (701)                                  --
  Minority interest in FFO....                                (674)                                (505)
                                                        ----------                           ----------
  Net income..................                          $    8,571                           $    4,879
                                                        ==========                           ==========

  Commercial Banking Activities

     Income from commercial banking activities (before income taxes and minority interests) was $13.2 million for 1997, compared to $8.9 million for 1996, an increase of $4.3 million. Commercial banking results for 1996 included the $4.0 million one-time SAIF special assessment, while results for 1997 included $1.1 million of expense related to merger activity. Excluding these items, income from commercial banking would have increased $1.4 million or 10.86%.

  Mortgage Banking Activities

     Income from mortgage banking, an activity which began in April 1996, improved from a pre-tax net loss of $474,000 for 1996 to net income of $2.8 million for 1997. Net interest income for this segment increased by $3.5 million from $508,000 in 1996 to $5.0 million in 1997. Noninterest income, primarily gains on sale and securitizations of loans, increased by $14.2 million, from $1.1 million in 1996 to $15.3 million in 1997. The cost of producing mortgage loans for sale or securitization also increased substantially, from $2.1 million in 1996 to $17.5 million in 1997.

     The improvement in the results of operations from mortgage banking was primarily due to the introduction of the High LTV Loan in the latter part of 1996. Income from the High LTV Loan product was $3.3 million for 1997 while first lien mortgage loans contributed a $518,000 loss to results of operations. A portion of the loss contribution for first lien loans resulted from the continued expansion of mortgage banking activities into products such as construction loans which have an extended period between cost and revenue recognition.

  Analysis of Net Interest Income

     Net interest income for the year ended December 31, 1997, was $53.5 million, compared to $44.0 million for the same period in 1996. This $9.5 million or 21.7% increase was primarily the result of $9.5 million in additional income from increased net interest rates spread partially offset by a $163,000 increase in interest bearing liabilities over interest earning assets. Interest income was $108.5 million for the year ended December 31, 1997, an increase of $19.5 million from the same period in 1996. For the year ended December 31, 1997, interest expense increased by $10.0 million to $54.9 million from $45.0 million for the same period in 1996. The average interest earning asset yield increased 37 basis points from 8.20% for the year ended December 31, 1996, to 8.57% for the same period in 1997 and average earning assets increased $181.2 million from $1.1 billion for the year ended December 31, 1996, to $1.3 billion for the same period in 1997. During this same period, the average cost of interest-bearing liabilities increased 28 basis points from 4.54% to 4.82%. As a result, the Company's net interest spread increased nine basis points to 3.75%. Net interest margin, which includes the benefit of noninterest bearing funds, increased from 4.05% for the year ended December 31, 1996, to 4.23% for the same period in 1997.

     The following table summarizes the average yields earned on interest-earning assets and the average rates paid on interest-bearing liabilities for the years ended December 31, 1997 and 1996 (dollars in thousands):

                                                             YEARS ENDED DECEMBER 31,
                                         -----------------------------------------------------------------
                                                      1997                              1996
                                         -------------------------------   -------------------------------
                                          AVERAGE                AVERAGE    AVERAGE                AVERAGE
                                          BALANCE     INTEREST    RATE      BALANCE     INTEREST    RATE
                                         ----------   --------   -------   ----------   --------   -------
Summary of average rates/interest
  earning assets:
  Interest earning assets:
    Loans, net.........................  $1,094,363   $97,810     8.94%    $  911,669   $78,955     8.65%
    Investment securities..............      35,098     2,155     6.14         39,314     2,097     5.33
    Mortgage backed securities.........      80,348     5,252     6.54         87,224     5,375     6.16
    Trading securities.................       1,505        59     3.92             --        --     0.00
    Interest bearing deposits in
      banks............................       3,293       158     4.79          6,454       291     4.50
    FHLB stock.........................       7,918       576     7.28          6,994       512     7.32
    Federal funds sold.................      42,351     2,447     5.78         32,085     1,714     5.33
                                         ----------   -------              ----------   -------
    Total interest-earning assets......   1,264,916   108,457     8.57      1,083,740    88,944     8.20
    Non interest-earning assets........      72,228                            46,351
                                         ----------                        ----------
         Total assets..................  $1,337,144                        $1,130,091
                                         ==========                        ==========
  Interest-bearing liabilities:
    Interest checking..................  $  102,173     1,058     1.04     $  104,828   $ 1,283     1.22
    Money market.......................      33,367       647     1.94         37,778       809     2.14
    Savings............................      41,797     1,058     2.53         66,027     1,189     1.80
    Passbook gold......................     222,957    10,901     4.89        142,008     6,689     4.71
    Time deposits......................     691,922    38,647     5.59        624,787    34,166     5.47
    FHLB advances......................      22,384     1,169     5.22          6,583       365     5.54
    Other borrowings...................      25,636     1,443     5.63          8,885       448     5.04
                                         ----------   -------              ----------   -------
    Total interest-bearing
      liabilities......................   1,140,236    54,923     4.82        990,896    44,949     4.54
    Non interest-bearing liabilities...     123,631                            73,190
    Stockholders' equity...............      73,277                            66,005
                                         ----------                        ----------
         Total liabilities and
           equity......................  $1,337,144                        $1,130,091
                                         ==========                        ==========   -------
  Net interest income & net interest
    spread.............................               $53,534     3.75%                 $43,995     3.66%
                                                      =======     ====                  =======     ====
  Net interest margin..................                           4.23%                             4.05%
                                                                  ====                              ====

                                                                       INCREASE
                                                                 (DECREASE) DUE TO (1)
                                                              ---------------------------
                                                              VOLUME     RATE      TOTAL
                                                              -------   -------   -------
CHANGES IN NET INTEREST INCOME
Interest earning assets:
  Loans, net................................................  $13,749   $ 5,106   $18,855
  Investment securities.....................................     (101)      159        58
  Mortgage backed securities................................     (439)      316      (123)
  Trading securities........................................       59        --        59
  Interest bearing deposits in banks........................     (151)       18      (133)
  FHLB stock................................................       67        (3)       64
  Federal funds sold........................................      579       154       733
                                                              -------   -------   -------
         Total change in interest income....................   13,763     5,750    19,513
Interest-bearing liabilities:
  Interest checking.........................................      (35)     (190)     (225)
  Money market..............................................      (91)      (71)     (162)
  Savings...................................................     (522)      391      (131)
  Passbook gold.............................................    3,948       264     4,212
  Time deposits.............................................    8,841    (4,360)    4,481
  FHLB advances.............................................      943      (139)      804
  Other borrowings..........................................      962        33       995
                                                              -------   -------   -------
         Total change in interest expense...................   14,046    (4,072)    9,974
                                                              -------   -------   -------
         Increase (decrease) in net interest income.........  $  (283)  $ 9,822   $ 9,539
                                                              =======   =======   =======

---------------

(1) Changes in net interest income due to changes in rate and/or volume are calculated at the individual product level (i.e., residential, commercial, etc.). The amounts above represent the sum of the individual amounts.

  Noninterest Income

     Noninterest income for the year ended December 31, 1997, was $25.0 million, compared to $8.0 million for the same period in 1996, an increase of $17.1 million. This increase is primarily the result of higher income from mortgage banking activities which increased $14.0 million, and $1.5 million of gains on the sale of portfolio loans. Additional improvements resulted from increases in service fees on deposit accounts of $511,000, gain on redemption of stock in a data processing cooperative of $757,000, and Generations Gold fee income of $317,000.

     The following table reflects the components of noninterest income for the years ended December 31, 1997 and 1996 (dollars in thousands):

                                                                 FOR THE YEARS ENDED
                                                                    DECEMBER 31,
                                                            -----------------------------
                                                                                INCREASE
                                                             1997      1996    (DECREASE)
                                                            -------   ------   ----------
Income from mortgage banking activities...................  $15,009   $1,002    $14,007
Service charges on deposit accounts.......................    3,358    2,847        511
Loan fee income...........................................    1,394    1,327         67
Gain on sale of loans, net................................    1,491      144      1,347
Unrealized gain (loss) on loans held for sale.............      150     (150)       300
Gain on sale of securities, net...........................      544      457         87
Net trading account profit (loss).........................      764     (196)       960
Gain on sale of ORE held-for-investment...................       --    1,207     (1,207)
Generations Gold fee income...............................      517      200        317
Merchant charge card processing fees......................      265      108        157
Foreign exchange income...................................       72       57         15
Other income..............................................    1,467      949        518
                                                            -------   ------    -------
          Total noninterest income........................  $25,031   $7,952    $17,079
                                                            =======   ======    =======

  Noninterest Expense

     Total noninterest expenses for the year ended December 31, 1997, were $59.9 million, compared to $40.9 million for the same period in 1996, an increase of $18.9 million. General and administrative ("G & A") expenses for the year ended December 31, 1997, included in the noninterest expense total, were $57.5 million, compared to $36.8 million for the same period in 1996, an increase of $20.7 million. This increase was primarily the result of increased costs from an overall expansion of the Company's loan production and mortgage banking capabilities.

     The following table reflects the components of noninterest expense for the years ended December 31, 1997 and 1996 (dollars in thousands):

                                                                  FOR THE YEARS
                                                                ENDED DECEMBER 31,
                                                         --------------------------------
                                                                                INCREASE
                                                           1997       1996     (DECREASE)
                                                         --------   --------   ----------
Salaries and benefits..................................  $ 27,253   $ 18,505    $  8,748
Net occupancy expense..................................     8,118      6,381       1,737
Advertising and marketing..............................     4,638        900       3,738
FDIC and state assessments.............................       824      1,606        (782)
Data processing fees and services......................     2,605      2,119         486
Telephone expense......................................     1,421        917         504
Legal and professional.................................     1,976        922       1,054
Postage and supplies...................................     5,349      1,634       3,715
Other operating expense................................     5,300      3,845       1,455
                                                         --------   --------    --------
          Total G & A expenses.........................    57,484     36,829      20,655
Merger expenses........................................     1,144         --       1,144
SAIF special assessment................................        --      4,005      (4,005)
Provision for losses on ORE............................       530        111         419
ORE expense, net of ORE income.........................       273       (490)        763
Amortization of premium on deposits....................       464        491         (27)
                                                         --------   --------    --------
          Total noninterest expense....................  $ 59,895   $ 40,946    $ 18,949
                                                         ========   ========    ========

  Minority Interests

     The minority interest reduction from a subsidiary trust, which represents the after-tax cost of borrowings through RBI Capital, was $701,000 for 1997. The minority interest reduction representing the portion of FFO's earnings allocable to its minority shareholders prior to the FFO Merger, was $674,000 for 1997, compared to $505,000 for 1996.

YEARS ENDED DECEMBER 31, 1996 AND 1995

COMPARISON OF BALANCE SHEETS AT DECEMBER 31, 1996 AND 1995

  Overview

     Total assets of the Company were $1.2 billion at December 31, 1996, and $1.1 billion at December 31, 1995, an increase of $120.9 million. This growth was primarily the result of the expansion of the Company's residential and commercial real estate loan production and mortgage banking capabilities. Total loans increased by $104.2 million from $863.2 million at the end of 1995, to $967.4 million at the end of 1996. Total deposits increased by $108.0 million, from $992.0 million at year end 1995, to $1.1 billion at year end 1996.

  Investment and Mortgage-Backed Securities

     The Company's investment securities consisted of U.S. Treasury Bills and Notes. Mortgage-backed securities amounted to $82.9 million, including $15.3 million held to maturity, $62.0 million available for sale and $5.5 million as trading.

  Loans and Loans Held for Sale

     Total loans at December 31, 1996, included $920.8 million of loans held for portfolio and $46.6 million held for sale, a total of $967.4 million. At December 31, 1995, these amounts were $835.7 million and $27.5 million, respectively. The $85.0 million increase in total portfolio loans was primarily comprised of a $45.0 million increase in commercial real estate loans to $224.7 million (24.4% of total loans), and a $33.7 million increase in other real estate-secured loans. At December 31, 1996, loans secured by first liens on real estate constituted 92.3% of the total loan portfolio. Commercial (business) loans not secured by real estate increased $4.3 million while consumer loans increased $7.8 million. Residential loan sales for 1996 amounted to $132.5 million and totaled $8.9 million for 1995.

  Allowance for Loan Losses

     The allowance for loan losses amounted to $18.7 million at December 31, 1996, compared to $20.0 million at December 31, 1995. The total amount of loans for determining the adequacy of the allowance includes $645.3 million of loans originated by the Company and purchased loans amounting to $275.5 million.

     The Company made various loan purchases totaling $157.4 million during 1994, $102.3 million during 1995 and $8.2 million in 1996. The Company allocated a portion of the discount on its purchased loans to the allowance in amounts consistent with loan loss allowance policy guidelines and recorded the remainder as an unearned discount to be accredited to income as a yield adjustment. In 1995, such allocation included $7.2 million related solely to the March 1995 Purchase. Subsequently, the principal balance of the March 1995 Purchase had declined to $39.9 million and losses on certain nonperforming loans in this pool had reduced the allowance allocated to this purchase to $5.9 million. The Company's history of administering this loan purchase indicates that the expected loss rate on the remaining loans in this portfolio will be less than the amount remaining in the allowance. Consequently, the Company reallocated $1.5 million from the allowance to unearned discount in the fourth quarter of 1996, reducing the December 31, 1996, allowance allocated to the March 1995 Purchase to $4.4 million. The overall allowance at year end 1996 of $18.7 million also included $1.0 million allocated to loans purchased from CrossLand, $1.8 million allocated to other loan purchases and $11.5 million allocated to originated loans.

     Activity to the allowance during 1996, included a $2.6 million provision for loan losses, loan charge-offs (net of recoveries) of $2.2 million, and $1.7 million allocated from the allowance to unearned discount. The net charge-off amount for 1996 included $1.0 million assessed against the allowance for loans acquired in the March 1995 Purchase as properties securing certain nonperforming loans, which were purchased at a substantial discount, were acquired through foreclosure and recorded at their fair value. At December 31, 1996, the amount of unearned discount on purchased loans not allocated to allowance totaled $4.7 million.

  Nonperforming Assets

     Nonperforming assets amounted to $27.8 million, or 2.27% of total assets at December 31, 1996, compared to $30.7 million, or 2.78% of total assets at December 31, 1995. Nonperforming loans totaled $19.5 million at the end of 1996, an increase of $1.4 million from the prior year end total of $18.1 million. The ratio of nonperforming loans to total loans declined from 2.18% at the end of 1995, to 2.12% at year end 1996. Nonperforming loans at December 31, 1996 and 1995, included troubled debt restructurings of $1.1 million and $1.0 million, respectively. ORE acquired through foreclosure decreased by $4.2 million from $12.5 million at the end of 1995, to $8.3 million at year end 1996.

  Deposits

     Total deposits were $1.1 billion at December 31, 1996, compared to $992.0 million at the prior year end, an increase of $108.0 million. Passbook savings accounts offered to higher-balance customers at a premium rate of 5.0% increased by $156.5 million. The Company reduced its reliance on time deposits through a less aggressive pricing strategy which resulted in $41.2 million decline in certificates of deposits and a decline in other interest-bearing balances of $7.4 million. At December 31, 1996, jumbo ($100,000 and over) deposits totaled $62.5 million or 5.6% of total deposits. There were no brokered deposits.

  Convertible Subordinated Debentures

     In December 1996, the Company completed a private offering of $6.0 million of 6.0% Convertible Subordinated Debentures (the "Debentures"). The proceeds were used to increase the capital of the Bank. The Debentures were convertible by the holder at any time prior to maturity into shares of Common Stock at a conversion price of $17.85714 per share (equivalent to a conversion rate of 56 shares per $1,000 principal amount of Debentures). The Debentures were sold at par and the Company incurred $213,000 in expenses associated with the offering. The Company had the right to redeem the Debentures beginning in 2001 at 106.0% of face value, with the premium declining 1.0% per year thereafter and without any premium if the price of the Company Common Stock equals or exceed 130.0% of the conversion price for not less than 20 consecutive trading days. In November 1997, the Company exercised its right to redeem all the Debentures on December 1, 1997 (the "Redemption Date"). Prior to the Redemption Date, the holders of all the Debentures exercised their right to conversion of the Debentures into a total of 336,000 shares of Common Stock.

  Stockholders' Equity

     Stockholders' equity of the Company was $68.2 million at December 31, 1996, or 5.57% of total assets compared to $63.8 million, or 5.78% of total assets at December 31, 1995. At December 31, 1996, the Company's and the Bank's capital ratios were all in excess of minimum regulatory guidelines for an institution to be considered "well-capitalized."

COMPARISON OF RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 1996 AND 1995

  Overview

     Consolidated net income for 1996, was $4.9 million, or $.74 per share, compared to $6.9 million or $1.10 per share for 1995. Consolidated net income excluding the Savings Association Insurance Fund ("SAIF") special assessment would have been $7.4 million, or $1.11 per share for 1996, compared to $5.3 million, or $.85 per share for 1995, excluding negative goodwill accretion.

  Analysis of Net Interest Income

     Net interest income for 1996, was $44.0 million, compared to $37.5 million for 1995. This $6.5 million, or 17.4% increase was primarily the result of additional income from balance sheet growth. Interest income was $88.9 million for 1996, an increase of $11.4 million over 1995. During the same period, interest expense increased by $4.8 million, from $40.1 million for 1995, to $44.9 million for 1996. Asset yield decreased three basis points from 8.23% for 1995, to 8.20% for 1996, and average earning assets increased $140.4 million. The average cost of interest-bearing liabilities decreased one basis point from 4.55% to 4.54%. Net interest spread decreased two basis points from 3.68% for 1995, to 3.66% for 1996, but net interest margin, which includes the benefit of noninterest bearing funds, increased from 3.98% for 1995, to 4.05% for 1996.

     The following table summarizes the average yields earned on interest-earning assets and the average rates paid on interest-bearing liabilities for the years ended December 31, 1996 and 1995 (dollars in thousands):

                                                TWELVE MONTHS ENDED DECEMBER 31,
                                -----------------------------------------------------------------
                                             1996                              1995
                                -------------------------------   -------------------------------
                                 AVERAGE                AVERAGE    AVERAGE                AVERAGE
                                 BALANCE     INTEREST    RATE      BALANCE     INTEREST    RATE
                                ----------   --------   -------   ----------   --------   -------
Summary of average
  rates/interest earning
  assets:
  Interest earning assets:
     Loans, net...............  $  911,669   $78,955     8.65%    $  778,769   $67,769     8.67%
     Investment securities....      39,314     2,097     5.33         54,898     3,171     5.78
     Mortgage backed
       securities.............      87,224     5,375     6.16         45,174     2,869     6.35
     Trading securities.......          --        --     0.00             --        --     0.00
     Interest bearing deposits
       in banks...............       6,454       291     4.50          6,316       272     4.30
     FHLB stock...............       6,994       512     7.32          5,641       418     7.40
     Federal funds sold.......      32,085     1,714     5.33         52,536     3,117     5.88
                                ----------   -------              ----------   -------     ----
     Total interest-earning
       assets.................   1,083,740    88,944     8.20        943,334    77,593     8.23
     Non interest-earning
       assets.................      46,351                            62,584
                                ----------                        ----------
          Total assets........  $1,130,091                        $1,005,918
                                ==========                        ==========
  Interest-bearing
     liabilities:
     Interest checking........  $  104,828     1,283     1.22     $   96,713     1,522     1.57
     Money market.............      37,778       809     2.14         58,987     1,736     2.94
     Savings..................      66,027     1,189     1.80         65,722     1,596     2.43
     Passbook gold............     142,008     6,689     4.71         61,102     2,599     4.25
     Time deposits............     624,787    34,166     5.47        592,541    32,369     5.46
     FHLB advances............       6,583       365     5.54          2,705       163     6.03
     Other borrowings.........       8,885       448     5.04          3,304       127     3.85
                                ----------   -------              ----------   -------
     Total interest-bearing
       liabilities............     990,896    44,949     4.54        881,074    40,112     4.55
     Non interest-bearing
       liabilities............      73,190                            58,838
     Stockholders' equity.....      66,005                            66,006
                                ----------                        ----------
          Total liabilities
            and equity........  $1,130,091                        $1,005,918
                                ==========   -------              ==========   -------
  Net interest income/net
     interest spread..........               $43,995     3.66%                 $37,484     3.68%
                                             =======     ====                  =======     ====
  Net interest margin.........                           4.05%                             3.98%
                                                         ====                              ====

                                                                     INCREASE
                                                           ----------------------------
                                                              (DECREASE) DUE TO (1)
                                                           ----------------------------
CHANGES IN NET INTEREST INCOME                             VOLUME      RATE      TOTAL
------------------------------                             -------   --------   -------
Interest earning assets:
  Loans, net.............................................  $10,317   $    892   $11,209
  Investment securities..................................     (662)      (412)   (1,074)
  Mortgage backed securities.............................    2,594        (88)    2,506
  Trading securities.....................................       --         --        --
  Interest bearing deposits in banks.....................        7         12        19
  FHLB stock.............................................       99         (5)       94
  Federal funds sold.....................................   (1,108)      (295)   (1,403)
                                                           -------   --------   -------
          Total change in interest income................   11,247        104    11,351
Interest-bearing liabilities:
  Interest checking......................................      124       (363)     (239)
  Money market...........................................     (526)      (401)     (927)
  Savings................................................       12       (419)     (407)
  Passbook gold..........................................    3,784        306     4,090
  Time deposits..........................................   14,175    (12,378)    1,797
  FHLB advances..........................................      222        (20)      202
  Other borrowings.......................................      249         72       321
                                                           -------   --------   -------
          Total change in interest expense...............   18,040    (13,203)    4,837
                                                           -------   --------   -------
          Increase (decrease) in net interest income.....  $(6,793)  $ 13,307   $ 6,514
                                                           =======   ========   =======

---------------

(1) Changes in net interest income due to changes in rate and/or volume are calculated at the individual product level (i.e., residential, commercial, etc.). The amounts above represent the sum of the individual amounts.

  Noninterest Income

     Noninterest income for 1996, was $8.0 million, compared to $5.4 million for 1995, an increase of $2.6 million. The gain on sale of the former headquarters building accounted for $1.2 million of the increase. Income from the Company's expanded mortgage banking activities provided $1.0 million, service fees on deposit accounts and Generations Gold fee income increased $383,000, loan service and other ancillary fees increased $308,000, and net gains on sale of investments increased $364,000. Other sources of income increased $380,000 and merchant charge card processing fees, a program which has been discontinued, declined $425,000.

     The following table reflects the components of noninterest income for the years ended December 31, 1996 and 1995 (dollars in thousands):

                                                                 FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                             ----------------------------
                                                                                INCREASE
                                                              1996     1995    (DECREASE)
                                                             ------   ------   ----------
Income from mortgage banking operations....................  $1,002   $   --     $1,002
Service charges on deposit accounts........................   2,847    2,664        183
Loan fee income............................................   1,327    1,019        308
Gain on sale of loans, net.................................     144      210        (66)
Unrealized loss on loans held for sale.....................    (150)      --       (150)
Gain on sale of securities, net............................     457       93        364
Net trading account profit (loss)..........................    (196)     229       (425)
Gain on sale of ORE held-for-investment....................   1,207       --      1,207
Generations Gold fee income................................     200       --        200
Merchant charge card processing fees.......................     108      533       (425)
Foreign exchange income....................................      57       36         21
Other income...............................................     949      569        380
                                                             ------   ------     ------
          Total noninterest income.........................  $7,952   $5,353     $2,599
                                                             ======   ======     ======

  Noninterest Expense

     Total noninterest expenses for 1996, were $40.9 million, compared to $32.3 million for the same period in 1995, an increase of $8.6 million. Noninterest expenses for 1996, include a $4.0 million charge for the one-time SAIF Special Assessment. See "Business -- Supervision and Regulation -- Regulation of the Bank and the Savings Bank". G&A expenses for 1996, included in the noninterest expense total, were $36.8 million, compared to $30.9 million, an increase of $5.9 million. The increase was primarily the result of establishing the Company's mortgage banking activities and related administrative support units.

     The following table reflects the components of noninterest expense for the years ended December 31, 1996 and 1995 (dollars in thousands):

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                           ---------------------------------
                                                                                  INCREASE
                                                             1996       1995     (DECREASE)
                                                           --------   --------   -----------
Salaries and benefits....................................  $18,505    $15,294      $ 3,211
Net occupancy expense....................................    6,381      5,025        1,356
Advertising..............................................      900        738          162
FDIC and state assessments...............................    1,606      2,212         (606)
Data processing fees.....................................    2,119      1,716          403
Telephone expense........................................      917        736          181
Legal and professional...................................      922        894           28
Postage and supplies.....................................    1,634      1,227          407
Other operating expense..................................    3,845      3,121          724
                                                           -------    -------      -------
Total G & A expenses.....................................   36,829     30,963        5,866
Merger expenses..........................................       --         --           --
SAIF special assessment..................................    4,005         --        4,005
Provision for losses on ORE..............................      111        240         (129)
ORE expense, net of ORE income...........................     (490)       662       (1,152)
Amortization of premium on deposits......................      491        450           41
                                                           -------    -------      -------
          Total noninterest expense......................  $40,946    $32,315      $ 8,631
                                                           =======    =======      =======

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

  Liquidity

     The Asset/Liability Management Committee ("ALCO") reviews the Company's liquidity, which is its ability to generate sufficient cash to meet the funding needs of current loan demand, deposit withdrawals, and other cash demands. The primary sources of funds consist of deposits, amortization and prepayments of loans, sales of investments, other funds from operations and the Company's capital. The Bank is a member of the FHLB and has the ability to borrow to supplement its liquidity needs.

     When the Company's primary sources of funds are not sufficient to meet deposit outflows, loan originations and purchases and other cash requirements, the Company may supplementally borrow funds from the FHLB and from other sources. The FHLB acts as an additional source of funding for banks and thrift institutions that make residential mortgage loans.

     FHLB borrowings, known as "advances," are secured by the Bank's mortgage loan portfolio, and the terms and rates charged for FHLB advances vary in loan portfolio, and the terms and rates charged for FHLB advances vary in response to general economic conditions. As a shareholder of the FHLB, the Bank is authorized to apply for advances from this bank. A wide variety of borrowing plans are offered by the FHLB, each with its own maturity and interest rate. The FHLB will consider various factors, including an institution's regulatory capital position, net income, quality and composition of assets, lending policies and practices, and level of current borrowings from all sources, in determining the amount of credit to extend to an institution. As of December 31, 1997, the Bank had $35.0 million of outstanding advances from the FHLB. See "Business -- Supervision and Regulation -- Federal Home Loan Bank System" and "-- Liquidity."

     At December 31, 1997, the liquidity ratio, consisting of net cash and investments of $275.8 million divided by net deposits and short-term liabilities of $1.4 billion, was 19.8%, compared to 13.42% at December 31, 1996. (The liquidity ratio as of December 31, 1996, has not been recomputed to incorporate FFO as of that date.) Net liquid assets were $25.4 million in excess of the amount required by Florida banking regulations.

  Asset/Liability Management

     One of the primary objectives of the Company is to reduce fluctuations in net interest income caused by changes in interest rates. To manage interest rate risk, the Board of Directors has established interest-rate risk policies and procedures which delegate to ALCO the responsibility to monitor and report on interest-rate risk, devise strategies to manage interest-rate risk, monitor loan originations and deposit activity, and approve all pricing strategies.

     The management of interest-rate risk is one of the most significant factors affecting the ability to achieve future earnings. The measure of the mismatch of assets maturing or repricing within certain periods, and liabilities maturing or repricing within the same period, is commonly referred to as the "gap" for such period. Controlling the maturity or repricing of an institution's assets and liabilities in order to minimize interest rate risk is commonly referred to as gap management. "Negative gap" occurs when, during a specific time period, an institution's liabilities are scheduled to reprice more rapidly than its assets, so that, barring other factors affecting interest income and expense, in periods of rising interest rates the institution's interest expense would increase more rapidly than its interest income, and in periods of falling interest rates the institution's interest expense would decrease more rapidly than its interest income. "Positive gap" occurs when an institution's assets are scheduled to reprice more rapidly than its liabilities, so that, barring other factors affecting interest income and expense, in periods of falling interest rates the institution's interest income would decrease more rapidly than its interest expense, and in periods of rising interest rates the institution's interest income would increase more rapidly than its interest expense. It is common to focus on the one-year gap, which is the difference between the dollar amount of assets and the dollar amount of liabilities maturing or repricing within the next 12 months.

     ALCO uses an industry standard computer modeling system to analyze the impact of financial strategies prior to their implementation. The system attempts to simulate the asset and liability base and project future operating results under a variety of interest rate and spread assumptions. Through this management tool, management can also, among other things, project the effects of changing its asset and liability mix and modifying its balance sheet, and identify appropriate investment opportunities. The results of these simulations are evaluated within the context of the interestrate risk policy, which sets out target levels for the appropriate level of interest-rate risk.

     The policy is to maintain a cumulative one-year gap of no more than 15% of total assets. Management attempts to conform to this policy primarily by managing the maturity distribution of the investment portfolio and emphasizing loan originations and loan purchases carrying variable interest rates tied to interest-sensitive indices. Additionally, the Bank has joined the FHLB to enhance its liquidity position and to provide it with the ability to utilize long-term fixed-rate advances to improve the match between interest-earning assets and interest-bearing liabilities in certain periods. Currently, off-balance-sheet hedging instruments are not used to manage overall interest rate risk but such instruments are used to limit the exposure to changes in the value of residential loans held for resale and estimated loan commitments to originate and close fixed rate residential and mortgage loans. However, there continues to be a risk that such loan commitments do not close or are renegotiated in a declining interest rate environment. Management may expand its use of off-balance sheet hedging instruments to manage exposure to overall interest rate risk in the future, subject to Board approval.

     The cumulative one-year gap at December 31, 1997, was $115.6 million or a positive 7.45% (expressed as a percentage of total assets). Management will attempt to moderate any lengthening of the repricing structure of earning assets by emphasizing variable-rate assets and, where appropriate, match-funding longer-term fixed rate loans with FHLB advances. See "Business -- Sources of Funds."

     The following table presents the maturities or repricing of interest-earning assets and interest-bearing liabilities at December 31, 1997. The balances shown have been derived based on the financial characteristics of the various assets and liabilities. Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than their scheduled maturity dates. Fixed-rate loans are shown in the periods in which they are scheduled to be repaid according to contractual amortization and, where appropriate, prepayment assumptions based on the coupon rates in the portfolio have been used to adjust the repayment amounts. Repricing of time deposits is based on their scheduled maturities. Based on management's experience in the markets in which the Company operates, statement savings deposits are assumed to reprice at 8.3% of the total balance in the first three months, 25.0% in the four-to-twelve month category and the remaining 66.7% from one to five years. Passbook savings deposits are assumed to reprice equally over a 24-month period. Repricing of interest checking is assumed to occur at 12.7% of the total balance for every three-month interval over a five-year period and repricing of money market accounts is assessed at 25.0% of the total balance over a 12-month period.

                         INTEREST SENSITIVITY ANALYSIS

                               DECEMBER 31, 1997

                                          0-3 MONTHS          4-12 MONTHS          1-5 YEARS          OVER 5 YEARS
                                       -----------------   -----------------   ------------------   -----------------
                                                  YIELD/              YIELD/               YIELD/              YIELD/
                                        AMOUNT     RATE     AMOUNT     RATE     AMOUNT      RATE     AMOUNT     RATE
                                       --------   ------   --------   ------   ---------   ------   --------   ------
                                                                   (DOLLARS IN THOUSANDS)
Interest-earning assets:
  U.S. Treasury securities and
    government agencies..............  $     --    0.00%   $ 10,512    5.68%   $      --      --    $  4,024    7.45%
  Revenue bonds......................        --      --          --      --        1,545    8.60          --      --
  Mortgage backed securities.........     3,961    6.64      69,266    6.65           --      --       2,339    6.77
  Trading securities.................    16,946    8.60          --      --           --      --          --      --
  Federal funds sold.................    33,000    5.55          --      --           --      --          --      --
  Interest bearing deposits in
    banks............................       672    5.46          --      --           --                  --      --
  FHLB stock.........................        --      --          --      --           --      --       8,148    7.25
  Loans held for sale................   110,000   10.78      41,403   10.78           --      --          --      --
  Portfolio loans....................   314,265    9.21     285,875    8.27      294,674    8.62     255,187    8.45
                                       --------            --------            ---------            --------
         Total interest-earning
           assets....................  $478,844    8.96    $407,056    8.18    $ 296,219    8.62    $269,698    8.17
Interest-bearing liabilities:
  Deposits
    Interest checking................  $ 13,722    1.09    $ 41,166    1.09    $  82,352    1.09    $     --      --
    Money market.....................     7,593    2.08      22,780    2.08           --      --          --      --
    Savings..........................     4,446    1.98      13,338    1.98       35,551    1.98          --      --
    Generations Gold.................    19,854    4.88      59,562    4.88      158,852    4.88          --      --
    Time deposits....................   175,593    5.44     357,470    5.51      272,823    5.97       2,350    5.80
  FHLB advances......................    35,000    5.90          --      --           --      --          --      --
  Obligations under capital leases...        30    7.49          90    7.49          184    7.49          --      --
  Repurchase agreements..............    19,654    4.99          --      --           --      --          --      --
Minority interest in consolidated
  subsidiary.........................        --      --          --      --           --      --      28,750    9.10
                                       --------            --------            ---------            --------
         Total interest-bearing
           liabilities...............  $275,892    5.06    $494,406    4.81    $ 549,762    4.67    $ 31,100    8.64
                                       --------            --------            ---------            --------
Excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities.......  $202,952    3.90%   $(87,350)   3.37%   $(253,543)   3.95%   $238,598   (0.47)%
                                       ========   =====    ========   =====    =========   =====    ========   =====
Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities.......  $202,952    3.90%   $115,602    3.70%   $(137,941)   3.80%   $100,657    3.61%
                                       ========   =====    ========   =====    =========   =====    ========   =====
Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities as a
  percent of total assets............             13.07%               7.45%               (8.89)%              6.48%
                                                  =====               =====                =====               =====

EFFECTS OF INFLATION

     As a financial institution, the majority of the Company's assets are monetary in nature and, therefore, differ greatly from those of most industrial or commercial companies that have significant investments in fixed assets. The effects of inflation on the financial condition and results of operations, therefore, are less significant than the effects of changes in interest rates. The most significant effect of inflation is on noninterest expense, which tends to rise during periods of general inflation.

YEAR 2000 CONSIDERATIONS

     In the next two years, many companies, including financial institutions such as the Company, will face potentially serious issues associated with the inability of existing data processing hardware and software to appropriately recognize calendar dates beginning in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered may read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date, or are expected to be unable to compute payment, interest or delinquency. In 1997, the Company began the process of identifying the many software applications and hardware devices expected to be impacted by this issue. The Company outsources its principal data processing activities to one or more third parties and purchases most of its software applications from third party vendors. The Company believes that its vendors are actively addressing the problems associated with the "Year 2000" issue. While the Company expects that efforts on the part of current employees of the Company will be required to continue to monitor Year 2000 activities, the Company does not expect the cost of addressing any Year 2000 issue will be a material event or uncertainty that would cause reported financial information not to be necessarily indicative of future operating results or financial condition. However, there can be no assurance that the Company will not be adversely affected by the failure of any third party vendors or significant customers of the Bank to become Year 2000 compliant.

                                    BUSINESS

     The Company is a registered bank holding company formed in February 1996 under the laws of the State of Florida, whose principal subsidiary is the Bank, a Florida-chartered, FDIC-insured commercial bank headquartered in St. Petersburg, Florida. As a result of the sale of several Florida-based banking organizations to out-of-state bank holding companies in January 1998, the Company became the largest commercial bank holding company in Florida, based on its December 31, 1997, assets of $1.6 billion. The Bank provides a broad range of traditional commercial banking services, emphasizing real estate and business lending. The Bank is also active in mortgage banking through its mortgage banking division, Flagship, which originates first lien residential mortgages and High LTV Loans. Currently, the Bank's branch network consists of 46 branches in Brevard, Hernando, Manatee, Orange, Osceola, Pasco, Pinellas, Sarasota and Seminole counties. At December 31, 1997, the Company's consolidated assets totaled $1.6 billion, loans held in portfolio totaled $1.1 billion, deposits totaled $1.4 billion and stockholders' equity was $95.5 million. The Company is currently regulated by the Federal Reserve, and the Bank is regulated by the Department and the FDIC. The Bank's deposits are insured by the FDIC up to applicable limits, and the Bank is a member of the FHLB. Upon the consummation of the NationsBank Branch Acquisition, the Savings Bank will be subject to regulation, supervision and examination by the OTS and the FDIC.

BACKGROUND AND PRIOR OPERATING HISTORY

     In May 1993, the Controlling Stockholders, William R. Hough and John W. Sapanski, acquired from the prior controlling stockholder more than 99.0% of the Bank's outstanding common stock. As of December 31, 1997, the Controlling Stockholders (and their respective affiliates and immediate family members) owned shares of the Company's voting stock representing approximately 54% and 6.5%, respectively, of the total voting rights of the Company. Since the Controlling Stockholders do not intend to purchase any shares of the Common Stock offered hereby, following the consummation of this Offering, the Controlling Stockholders will possess 43.0% and 5.2%, respectively, of the Company's total voting rights. Mr. Hough is a member of the Company's and the Bank's Board of Directors and Mr. Sapanski serves as the Company's and the Bank's Chairman of the Board, Chief Executive Officer and President.

     Following the Change in Control, the Bank began to implement a program of expanding its branches and lines of business. In December 1993, the Bank purchased 12 branches in Pinellas, Manatee and Sarasota counties from CrossLand, assumed deposit liabilities of $327.7 million, and purchased performing and non-performing loans secured by real estate and ORE amounting to $201.6 million. The Bank paid CrossLand $11.5 million for the branches and related furniture, fixtures, equipment and other assets, plus a $1.9 million premium on the dollar amount of the deposits assumed. The CrossLand Purchase and Assumption almost tripled the Bank's size, increasing total assets to $531.3 million and total deposits to $494.3 million at December 31, 1993. Additionally, the 12 CrossLand branches expanded the Bank's market coverage to include Manatee and Sarasota counties and more than doubled the Bank's branch network to a total of 19 branches.

     Also in December 1993, the Bank sold 1,398,200 shares of its common stock in an initial public offering at a price of $8.00 per share. The net proceeds from the offering totaled $10.3 million. In addition, the Bank sold 75,000 shares of the Preferred Stock for a purchase price of $6.6 million (or $88.00 per share). In June 1995, the Bank sold 800,000 shares of its common stock in a combined subscription rights and public offering at $12.50 per share, with net proceeds totaling $9.1 million.

     During the latter part of 1994 and throughout 1995, the Bank continued to pursue a strategy of increasing its retail banking presence on the west central coast of Florida. The Bank opened 13 additional new branches, expanding its market presence in existing counties and providing entry into Pasco County.

     In January 1996, the Bank's shareholders approved a reorganization under which the Bank became a wholly-owned subsidiary of the Company. All holders of shares of the Bank's common and preferred stock received one share of the Company's common or preferred stock, as appropriate, for each share of the Bank's common or preferred stock held of record. Holders of outstanding options to purchase or acquire the Bank's common stock received options to purchase an equal number of shares of the Company's Common Stock.

     During 1996 and 1997, the Company focused on increasing its residential lending capabilities. In conjunction with the establishment of Flagship in April 1996 and its internal growth, the Company added eight residential loan production offices in Florida, one residential loan production office in Boston, Massachusetts, and one wholesale loan production office in Irvine, California. These offices expanded the Company's product line to include government-insured first mortgage loans, and, beginning in the fourth quarter of 1996, High LTV Loans. At the same time, the Bank also began purchasing residential mortgage loans from mortgage brokers and other third-party originators for resale. The strategy of the Company is to sell or securitize substantially all of the loans it originates and purchases through Flagship. The Company has engaged in various whole loan sales and consummated its first securitization of High LTV Loans totaling $60.0 million in December 1997. The Company currently anticipates further whole loan sales and/or securitizations on a quarterly or other periodic basis during 1998, depending upon then-prevailing market conditions and other factors.

     In addition to expanding its mortgage banking activities, the Company also continued its geographic expansion strategy throughout 1997. In January 1997, the Company opened a new branch in Hernando County. In April 1997, the Company acquired Firstate for a cash purchase price of $5.5 million. The Firstate Acquisition increased the Company's presence in central Florida, where the Company previously operated a loan production facility but had no branches. At the date of acquisition, Firstate had total assets of $71.1 million and total deposits of $67.9 million. The Firstate Acquisition was accounted for using purchase accounting rules.

     In July 1997, the Company and RBI Capital completed an offering by RBI Capital of the Preferred Securities. The proceeds from the Preferred Securities were used to purchase an equivalent amount of the Company's Junior Subordinated Debentures ("Junior Subordinated Debentures"). The net proceeds from the sale of the Junior Subordinated Debentures were contributed by the Company to the regulatory capital of the Bank. See Note 3 of the Company's Consolidated Financial Statements included elsewhere herein.

     On September 19, 1997, FFO was merged into the Company in the FFO Merger. The FFO Merger further increased the Company's presence in central Florida by adding 11 branches in Brevard, Orange and Osceola counties. On the date of merger, FFO had total assets of $328.4 million, total loans of $222.4 million and total deposits of $281.3 million. The FFO Merger was accounted for as a corporate reorganization in which Mr. Hough's interests in FFO and the Company were combined at historical cost in a manner similar to a pooling of interests, while the minority interests in FFO were combined with the Company using purchase accounting rules.

     On March 31, 1998, the Company sold on a non-recourse basis the Repo Loans to SPC, a wholly owned, second-tier subsidiary of the Company, which was formed for the purpose of purchasing and holding the loans. The Repo Loans were sold on a whole loan basis with the Company retaining servicing rights. The SPC purchased the loans utilizing a capital contribution from the Company and the $81.2 million in proceeds from a repurchase agreement simultaneously entered into between the SPC and Lehman. The capital contribution will be treated for accounting purposes as an investment by the Company. The transaction will be accounted for as a sale, and the Company anticipates that a gain will be recognized in connection therewith.

     The Company anticipates continuing its strategy of geographic expansion for the foreseeable future through whole bank and thrift acquisitions, branch acquisitions or de novo branching, depending upon various factors, including whether (i) the transaction will be accretive to earnings no later than one year following the acquisition; (ii) the transaction will provide the Company with a new or additional location in a desirable market area; (iii) the transaction will close an existing gap in the Company's branch network; and (iv) competitive opportunities arise, such as branches becoming available due to bank mergers and other consolidations.

BUSINESS STRATEGY

     The Company's business strategy entails (i) originating and purchasing real estate-secured loans for portfolio and sale, (ii) originating business and consumer loans for portfolio; (iii) improving market share and expanding its market coverage through acquisitions of other financial institutions, branch purchases and de novo branching; (iii) increasing non-interest income through expanded mortgage banking activities and increased emphasis on commercial and retail checking relationships; and (v) increasing its range of products and services. While pursuing this strategy, management remains committed to improving asset quality, managing interest rate risk, enhancing profitability and maintaining its status as a well-capitalized institution for regulatory capital purposes.

     The results of the Company's business strategy include:

     - Expanded Branch Network -- Since the Change in Control, the Company has expanded its retail banking presence from seven branches in northern Pinellas County to its current 46 branches in Brevard, Hernando, Manatee, Orange, Osceola, Pasco, Pinellas, Sarasota and Seminole counties. In December 1997, the Company entered into the NationsBank Branch Agreements to acquire seven additional branches located in Columbia, Marion, Monroe and Suwannee counties in Florida and one branch in Glynn County, Georgia. In March 1998, the Company entered into the Bankers Merger Agreement to acquire Bankers, which operates two branches in Dade County, and the Dime Branch Agreement to acquire the Dime Branch located in Broward County.

     - Substantial Asset Growth -- Since the Change in Control, the Company has increased in asset size from approximately $168.7 million to approximately $1.6 billion at year end 1997. The Proposed Acquisitions, if all are consummated, will increase the total asset size of the Company to approximately $2.1 billion. This asset growth is largely attributable to bulk purchases of loan portfolios and deposit assumptions such as the CrossLand Purchase and Assumption, acquisitions of other financial institutions such as Firstate, FFO and Bankers, branch purchases such as the NationsBank Branch and Dime Branch Acquisitions, the opening of new branches and internally-generated deposit and loan growth.

     - Increased Mortgage Banking and Other Fee-Generating
       Activities -- Primarily through the establishment of Flagship, with its emphasis on mortgage banking activities, the Company has dramatically increased its levels of non-interest income, both in absolute terms and as a relative percentage of its net income. In 1997, Flagship contributed approximately $15.3 million in non-interest income (over 60% of total non-interest income) and $2.8 million in pre-tax income to the Company. The Company has also increased its non-interest income through improved revenue from expanded deposit products. As a result of the Company having expanded its sources and amounts of fee income, total non-interest income was 1.85% of average assets in 1997, as compared to .63% in 1994, the first full year after the Change in Control.

     - Improved Asset Quality Ratios -- A significant portion of the assets of the Bank at the time of the Change in Control and the assets acquired in the CrossLand Purchase and Assumption were nonperforming. As a result, the Company's nonperforming assets were $44.2 million or 5.66% of total assets, at year end 1993. At December 31, 1997, nonperforming assets had been reduced to $34.2 million, or 2.20% of total assets, primarily through the implementation of consistent loan underwriting policies and procedures, centralization of all credit decision functions, increased size of the loan portfolio, write-offs and sales of ORE. However, the level of the Company's nonperforming assets continues to be higher than that of peer group institutions. See "Risk Factors -- Nonperforming Assets."

     - Management of Financial Risks -- One of the Company's primary objectives is to reduce the financial risk from fluctuations in net interest income caused by changes in market interest rates and changes in the value of its mortgage loans held for sale. To manage interest rate risk, the Company generally limits holding loans in its portfolio to those that have variable interest rates tied to interest-sensitive indices and actively manages the maturities within the investment portfolio. The Company also engages in various hedging activities to reduce its exposure to the risks attributable to mortgage loans held pending subsequent sale or securitization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Asset/Liability Management."

MARKET AREA

     Currently, the Company has 46 branches in Florida, including three branches in Pasco County, 20 branches in Pinellas County, seven branches in Manatee County, five branches in each of Osceola and Brevard counties, two branches in each of Sarasota and Orange counties, and one branch in each of Hernando and Seminole counties. As a multi-branch institution, the Company's market area encompasses all of the counties in which it operates. If consummated, the Proposed Acquisitions will increase the Bank's branch network from 46 branches in nine counties in Florida to 56 branches in 15 counties in Florida and the Savings Bank will have one branch in Glynn County, Georgia, with its headquarters in St. Petersburg, Florida. The Company also operates eight residential loan production offices in Florida, one residential loan production office in Boston, Massachusetts, and one wholesale loan production office in Irvine, California.

     Florida is a highly competitive state for financial services of all kinds. Competition for deposits also exists from money market funds and credit unions. Competition for mortgage loans is extremely strong from specialized lenders, other mortgage bankers and independent brokers capable of selling qualified mortgage loans to the highest bidder. Similarly, consumers can choose from a wide range of suppliers of personal credit, including credit card companies, consumer finance companies and credit unions.

SOURCES OF FUNDS

     Deposit accounts are the primary source of funds for lending, investment, and other general business purposes. In addition to deposits, funds are derived from loan repayments and loan sales. Scheduled loan payments on the residential loan portfolio are a relatively stable source of funds, while residential loan prepayments, deposit in-flows and out-flows are significantly influenced by general interest rate and money market conditions. Funding needs may be supplemented through borrowings from the FHLB which are secured by a blanket lien on the portfolio of residential loans. Management believes that current funding requirements can be met through retail deposits and borrowings from the FHLB, without reliance on brokered deposits. To the extent there are requirements for short-term financing beyond liquid assets, the Company intends to rely on repurchase agreements, FHLB advances, and other traditional money market sources of funding. For additional discussion of asset/liability management policies and strategies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Asset/Liability Management."

     A full range of deposit services is offered, including checking and other transaction accounts, savings accounts, and time deposits. At December 31, 1997, the Company had no brokered deposits, and time deposits in amounts of $100,000 or more constituted 8.52% of total deposits.

     The following table sets forth the principal types of deposit accounts offered and the aggregate amounts of such accounts at December 31, 1997 (dollars in thousands):

                                                      WEIGHTED
                                                       AVERAGE                     PERCENT OF
                                                    INTEREST RATE     AMOUNT     TOTAL DEPOSITS
                                                    -------------   ----------   --------------
Noninterest bearing...............................      0.00%       $   93,843          6.9%
Interest checking.................................      1.09           137,240         10.1
Passbook savings..................................      2.08            30,389          2.2
Statement savings.................................      4.89           238,268         17.5
Money market......................................      1.98            53,336          3.9
Time deposits with original maturities of:
  One year or less................................      5.37           166,878         12.3
  Over 1 year through 5 years.....................      5.60           513,546         37.7
  Over 5 years....................................      6.25           127,812          9.4
                                                                    ----------       ------
          Total time deposits (1).................      5.65           808,236         59.4
                                                                    ----------       ------
          Total deposits..........................      4.36%       $1,361,312       100.00%
                                                                    ==========       ======

---------------

(1) Includes time deposits greater than $100,000 of $116.0 million.

     At December 31, 1997, scheduled maturities of total time deposits were as follows:

YEAR ENDED                                                               PERCENT OF TOTAL
DECEMBER 31,                                                   AMOUNT     TIME DEPOSITS
------------                                                  --------   ----------------
                                                                (DOLLARS IN THOUSANDS)
         1998...............................................  $533,606          66.0%
         1999...............................................   171,234          21.2
         2000...............................................    59,772           7.4
         2001...............................................    31,634           3.9
         2002...............................................    10,974           1.4
         Thereafter.........................................     1,016           0.1
                                                              --------        ------
              Total time deposits...........................  $808,236        100.00%
                                                              ========        ======

    LENDING AND LOAN PORTFOLIO PURCHASE ACTIVITIES

     The Company originates a full range of lending products for its portfolio and real estate-secured loans for sale in the secondary market. Portfolio lending efforts are focused on customers located along the west coast of Florida and in central Florida. During 1995, the Company opened commercial loan production offices in central and southwest Florida. The Company's portfolio objective is to maintain a one-to-four family, primarily adjustable-rate, residential loan portfolio of at least 50% of its total loans and to achieve, over time, a level of approximately 10% of its total loan portfolio in consumer loans, consisting of home equity loans as well as extensions of credit for other household purposes such as automobile loans and secured personal loans. The approximate 40% remainder of the loan portfolio will consist of commercial real estate loans, multifamily residential loans and commercial (business) loans in relatively the same proportions as they currently are represented.

     For 1997, originations of residential mortgage loans totaled $482.3 million, including $401.8 million in fixed rate loans and $80.5 million of adjustable rate loans. Contributing to this increase in residential mortgage loan originations was the employment of a commissioned sales force experienced in loan originations and a support staff whose compensation is also significantly incentive based. Sales of residential loans totaled $389.9 million for 1997. Originations of commercial real estate and commercial (business) loans totaled $297.6 million for 1997.

     In addition to the CrossLand Purchase and Assumption and the Firstate Acquisition, which included $193.5 million and $56.8 million of loans, respectively, the Company made various loan purchases totalling $102.3 million in 1995, $8.2 million in 1996 and $95.4 million in 1997.

     The following tables set forth information concerning the loan portfolio, based on total dollars and percent of portfolio, by collateral type as of the dates indicated (dollars in thousands):

                                                       AT DECEMBER 31,
                                    ------------------------------------------------------
                                       1997        1996       1995       1994       1993
                                    ----------   --------   --------   --------   --------
Real estate mortgage loans:
  One-to-four family
     residential..................  $  642,178   $492,269   $465,924   $351,417   $206,960
  Multifamily residential.........      83,302     88,115     93,703    106,495     85,349
  Commercial real estate..........     265,153    224,715    179,716    139,687    122,877
  Construction/land development...      50,203     31,382     24,262     25,564     11,642
  Home equity loans...............      45,663     13,704      7,871      7,568      7,324
                                    ----------   --------   --------   --------   --------
          Total real estate
            mortgage loans........   1,086,499    850,185    771,476    630,731    434,152
Commercial loans..................      36,263     37,417     33,121     29,479     25,212
Consumer loans....................      26,527     31,886     24,069     17,150     16,183
Lease financing receivables.......         442      1,294      2,367      3,244        945
Other loans.......................          --         --         --         --      3,108
                                    ----------   --------   --------   --------   --------
          Total portfolio loans...   1,149,731    920,782    831,033    680,604    479,600
Allowance for loan losses.........     (20,776)   (18,747)   (20,048)   (15,272)   (15,872)
                                    ----------   --------   --------   --------   --------
  Portfolio loans, net of
     allowance....................   1,128,955    902,035    810,985    665,332    463,728
Loans held for sale:
Residential first mortgage
  loans...........................     105,734     41,082     27,476      7,930     11,346
Title I/Debt consolidation loans
  (High LTV's)....................      45,670      5,511         --         --         --
                                    ----------   --------   --------   --------   --------
  Loans held for sale.............     151,404     46,593     27,476      7,930     11,346
                                    ----------   --------   --------   --------   --------
          Total loans.............  $1,280,359   $948,628   $838,461   $673,262   $475,074
                                    ==========   ========   ========   ========   ========

     At December 31, 1997 and 1996, the balance of loans purchased included in portfolio totals amounted to $322.8 million and $286.5 million, respectively.

                                                                 AT DECEMBER 31,
                                                    ------------------------------------------
                                                     1997     1996     1995     1994     1993
                                                    ------   ------   ------   ------   ------
Based on percent of portfolio:
Real estate mortgage loans:
  One-to-four family residential..................   55.85%   53.46%   56.07%   51.63%   43.15%
  Multifamily residential.........................    7.25     9.57    11.28    15.65    17.80
  Commercial real estate..........................   23.06    24.40    21.63    20.52    25.62
  Construction/land development...................    4.37     3.41     2.92     3.76     2.43
  Home equity loans...............................    3.97     1.49     0.95     1.11     1.53
                                                    ------   ------   ------   ------   ------
          Total real estate mortgage loans........   94.50    92.33    92.83    92.67    90.52
Commercial loans..................................    3.15     4.06     3.99     4.33     5.26
Consumer loans....................................    2.31     3.46     2.90     2.52     3.37
Lease financing receivables.......................    0.04     0.14     0.28     0.48     0.20
Other loans.......................................    0.00     0.00     0.00     0.00     0.65
                                                    ------   ------   ------   ------   ------
          Total portfolio loans...................  100.00%  100.00%  100.00%  100.00%  100.00%
                                                    ======   ======   ======   ======   ======

     The following table sets forth the contractual amortization of real estate and commercial loans at December 31, 1997. Loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The table also sets forth the dollar amount of loans scheduled to mature after one year, according to their interest rate characteristics (dollars in thousands):

                                               DECEMBER 31, 1997          DECEMBER 31, 1996
                                            ------------------------   ------------------------
                                            REAL ESTATE   COMMERCIAL   REAL ESTATE   COMMERCIAL
                                            -----------   ----------   -----------   ----------
Amounts due:
  One year or less........................  $   64,668     $15,156      $ 91,174      $18,730
  After one through five years............     273,650      17,728       178,746       16,580
  More than five years....................     748,181       3,380       580,265        2,107
                                            ----------     -------      --------      -------
          Total...........................  $1,086,499     $36,264      $850,185      $37,417
                                            ==========     =======      ========      =======
Interest rate terms on amounts due after
  one year:
  Adjustable..............................  $  689,181     $ 6,806      $511,222      $12,053
  Fixed...................................     332,650      14,302       247,789        6,634
                                            ----------     -------      --------      -------
          Total...........................  $1,021,831     $21,108      $759,011      $18,687
                                            ==========     =======      ========      =======

MORTGAGE BANKING ACTIVITIES

     In April 1996, the Company started Flagship, which currently has eight loan production offices in Florida, one office in Boston, Massachusetts, as well as wholesale lending operations in St. Petersburg, Florida and in Irvine, California. The wholesale lending operation is engaged in acquiring whole loans from third-party mortgage brokers and originators. Substantially all of the loans generated by the mortgage banking division are intended for sale into the secondary market via securitization or a whole loan basis, depending upon individual loan characteristics, securities market conditions, and the relative profitability of either sales approach. A securitization is the packaging of whole loans into an asset-backed security for sale to investors. Most of the first lien residential mortgage loans originated by Flagship are securitized using one of the federal guarantee agencies which purchases the loans from the Bank and issues a security in their place, assessing a guarantee fee to assume the credit risk associated with the loans. The Bank normally retains the right to service the loans after securitization.

     In the fourth quarter of 1996, the Company's mortgage banking division also began to originate High LTV Loans secured by junior liens on real estate and selling these loans to investors. These loans are typically solicited using direct mail and television or radio advertising and origination is made via a telemarketing program. The interest rate on these loans averages approximately 14% and the combined first and second lien loan-to-value ratio of these High LTV Loans typically ranges from 110% to 125%. These loans are made to borrowers who lack sufficient equity in their homes but have a credit profile and debt-to-income level meeting certain standards established by the Company. In December 1997, the Company consummated its first securitization of $60.0 million of High LTV Loans via a private placement, retaining the servicing rights to the loans and ownership of the residual interest in cash flows from the securities.

CREDIT ADMINISTRATION

     The loan approval process provides for various levels of lending authority to loan officers, the Officers' Loan Committee, and the Chairman and Chief Executive Officer. In addition, loans in excess of $1.5 million require the approval of the Board of Directors' Loan Committee or a majority of the full Board prior to funding. Loan purchases are generally made subject to the same underwriting standards as loan originations. All loan purchases must be approved in advance of funding by the Chief Executive Officer and are reported to the full Board following purchase. To achieve consistency in underwriting policies and procedures, the supervision of all credit decision functions is centralized.

     Real estate lending is defined as extensions of credit secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate, regardless of whether a lien has been taken on the property. Applicable regulations require that comprehensive written real estate lending policies be adopted and maintained that are consistent with safe and sound banking practices. These lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies adopted by the federal banking agencies in December 1992 (the "Guidelines"). Pursuant to the mandates of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the Guidelines set forth regulations prescribing standards for real estate lending, which the Company has incorporated into its lending policy.

     The Company's lending policy addresses certain lending considerations set forth in the Guidelines, including LTV limits,1oan administration procedures, underwriting standards, portfolio diversification standards and documentation, approval and reporting requirements. The LTV ratio framework, with an LTV ratio being the total amount of credit to be extended divided by the appraised value or purchase price of the property at the time the credit is originated, has been established for each category of real estate loans. The Company's policy, subject to certain approval exceptions, establishes, among other things, the following LTV limits: raw land (65%); land development (75%); construction (commercial, multifamily and non-residential) (80%); and improved property (85%). For portfolio purposes, loans on one-to-four family residential (owner occupied) mortgages where the LTV exceeds 95% are not made, and any LTV ratio in excess of 80% generally requires appropriate insurance or additional security from readily marketable collateral. Loans with a LTV higher than 95% may be made if saleable to investors at an acceptable premium. The policy is reviewed and approved by the Board of Directors at least annually.

     The Company's commercial (business) lending is based on a strategy of extending credit to the local business community, and the Company's policy has been to make corporate and commercial loans to borrowers with satisfactory cash flows.

     The loan portfolio is managed on an ongoing basis pursuant to written portfolio management strategies, guidelines for underwriting standards and risk assessment, and procedures for ongoing identification and management of credit deterioration. Regular portfolio reviews are undertaken to estimate loss exposure and ascertain compliance with policies. See "-- Asset Quality."

ASSET QUALITY

  Allowance/Provision for Loan Losses

     The allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. However, it is likely that there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because those risks include general economic trends, as well as conditions affecting individual borrowers, management's judgment of the reserve is necessarily approximate and imprecise. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peers identified by the regulatory agencies.

     The Company believes that its loan loss allowance policy is both consistent with policies established by the FDIC and commensurate with historical loss experience. Provisions for loan losses charged to expense during each period will be the result of management's assessment of the adequacy of the allowance when compared to the inherent risk of the portfolio. As part of the risk assessment for loans purchased in the CrossLand Purchase and Assumption and for loans purchased in subsequent years, management allocated a portion of the discount on such loan purchases to the allowance in amounts which are consistent with loan loss allowance policy guidelines. Amounts resulting from discount allocation to the allowance are available to absorb potential losses only on those purchased loans and are not available for losses from other loans. To the extent that losses in certain pools or portfolios of loans exceed the loan loss allowance and any remaining unearned loan discount, or available as a general allowance, the Company's results of operations would be adversely effected.

     Management conducts an ongoing evaluation and grading of its loan portfolio according to an eight point rating system. The loan ratings serve as a guideline in assessing the risk level of a particular loan and provide a basis for the establishment of the overall allowance. The Loan Review Department independently rates loans and, on a quarterly basis, meets with senior management and the loan officers to discuss all loans which have been identified for potential credit quality problems. The Loan Review Department also reports its findings to the Directors' Audit Committee to ensure independence of the loan grading function.

     In addition to the CrossLand Purchase and Assumption which included $193.5 million of loans, various loan purchases were made totaling $157.4 million during 1994, $102.3 million during 1995, $8.2 million during 1996 and $95.4 million during 1997. A portion of the discount on those purchased loans was allocated to the allowance in amounts consistent with the Company's loan loss allowance policy guidelines. The remainder of the discount arising from the purchase price is recorded as unearned discount and subsequently accreted to income as a yield adjustment over the life of the loans. In 1995, such allocation included $7.2 million related solely to one particular portfolio purchase in the aggregate principal amount of $48.1 million. Subsequently, the principal balance of the March 1995 Purchase had declined to $39.9 million and the allowance allocated to this purchase was reduced to $4.4 million. This was principally the result of charges to the reserve for loans which were nonperforming when acquired and subsequently taken into foreclosure and recorded at their fair value. The Company's history of administering this loan purchase indicates that the expected loss rate on the remaining loans in this portfolio will be less than the amount remaining in the allowance. Consequently, the Company reallocated $1.5 million from the allowance to unearned discount in the fourth quarter of 1996, reducing the December 31, 1996 allowance allocated to the March 1995 Purchase to $4.4 million. In the third quarter of 1997, the Company sold $7.2 million of loans previously purchased and transferred $773,000 of the amount originally allocated to the allowance for purchased loans into the allocation for originated loans. At December 31, 1997, $3.4 million was allocated to the March 1995 Purchase, $1.0 million was allocated to loans purchased from CrossLand, $1.0 million was allocated to the July 1997 Purchase, $1.4 million was allocated to other loan purchases, and $13.9 million was allocated to originated loans (including any loans acquired through acquisition of other financial institutions). At December 31, 1997, the amount of unearned discount on purchased loans which had not been allocated to the allowance totaled $4.6 million.

     Adjustments to the allowance during 1997 included a $2.6 million provision for loan losses, $769,000 of loan chargeoffs (net of recoveries), $39,000 reallocated from loan discounts to the allowance and $132,000 in allowances obtained through the Firstate Acquisition. Adjustments to the allowance during 1996 included a $2.6 million provision for loan losses, loan charge-offs (net of recoveries) of $2.2 million, and $1.7 million transferred to unearned discount. The net charge-off amount for 1996 included $1.0 million assessed against the allowance for loans acquired in the March 1995 Purchase as properties securing certain nonperforming loans, which were purchased at a substantial discount, were acquired through foreclosure and recorded at their fair value.

     The following table sets forth information concerning the activity in the allowance for loan losses during the periods indicated (dollars in thousands):

                                                                            SEVEN         FIVE
                                                                            MONTHS       MONTHS
                                                                            ENDED        ENDED
                                       YEARS ENDED DECEMBER 31,            DEC. 31,    MAY 31,(1)
                               ----------------------------------------    --------    ----------
                                1997       1996       1995       1994        1993         1993
                               -------    -------    -------    -------    --------    ----------
Allowance at beginning of
  period.....................  $18,746    $20,048    $15,272    $15,872    $ 8,293       $1,958
Reserves from Firstate
  acquisition................      132         --         --         --         --           --
Allowance activity related to
  minority interest..........       --         --         --         --      2,294           --
Loan discount (net) allocated
  to/(from) the allowance for
  loans acquired in the:
  CrossLand Purchase and
     Assumption..............       --         --         --       (757)     4,046           --
  CrossLand Loans purchased
     in 1994.................       --       (202)        --      1,400         --           --
  Loans purchased in 1995....     (773)    (1,541)     7,658         --         --           --
  Loans purchased in 1996....       --         11         --         --         --           --
  Loans purchased in 1997....      812         --         --         --         --           --
                               -------    -------    -------    -------    -------       ------
          Total loan discount
            allocated
            to/(from)
            allowance........       39     (1,732)     7,658        643      4,046           --
Charge-offs:
Residential loans (1-4
  family)....................     (590)    (1,736)      (275)      (119)      (745)          --
Commercial real estate/multi-
  family.....................       --       (170)    (4,054)    (1,612)    (1,586)         (43)
Commercial (business)........     (125)      (249)    (1,000)      (320)      (437)        (439)
Consumer and other loans.....     (288)      (292)      (207)      (141)      (268)         (50)
                               -------    -------    -------    -------    -------       ------
          Total
            charge-offs......   (1,003)    (2,447)    (5,536)    (2,192)    (3,036)        (532)
Recoveries:
  Residential loans (1-4
     family).................        3         31         50         62        928            1
  Commercial real
     estate/multi-family.....       54         35        379        113         19            1
  Commercial loans
     (business)..............      152        168         53         64         91           44
  Consumer and other loans...       25         62         10          1         15           15
                               -------    -------    -------    -------    -------       ------
          Total recoveries...      234        296        492        240      1,053           61
Net charge-offs..............     (769)    (2,151)    (5,044)    (1,952)    (1,983)        (471)
Reclassification of allowance
  for foreclosures under
  adoption of SFAS Nos. 114
  and 118....................       --         --         --        537         --           --
Provisions for loan losses...    2,628      2,582      2,162        172      3,222          379
                               -------    -------    -------    -------    -------       ------
Allowance at end of period...  $20,776    $18,747    $20,048    $15,272    $15,872       $1,866
                               =======    =======    =======    =======    =======       ======
Charges to allocated loan
  discount...................     0.04%      0.16%      0.10%      0.23%      0.00%        0.00%
Other net charge-offs........     0.03       0.08       0.55       0.12       0.59         0.43
                               -------    -------    -------    -------    -------       ------
          Total net
            charge-offs to
            average loans....     0.07%      0.24%      0.65%      0.35%      0.59%        0.43%
                               =======    =======    =======    =======    =======       ======

---------------

(1) Restatement to include FFO for the five months ended May 31, 1993, is not required.

     The following table sets forth the allocation of the allowance based on management's subjective estimates and the percent of the loan portfolio for each category presented. The amount allocated to a particular segment should not be construed as the only amount available for future charge-offs that might occur within that segment. In addition, the amounts allocated by segment may not be indicative of future charge-off trends. The allocation of the allowance may change from year to year should management determine that the risk characteristics of the loan portfolio and off-balance sheet commitments have changed.

                                                         DECEMBER 31, 1997        DECEMBER 31, 1996
                                                       ----------------------   ----------------------
                                                                   PERCENT                  PERCENT
ALLOWANCE ALLOCATION                                   AMOUNT    OF PORTFOLIO   AMOUNT    OF PORTFOLIO
--------------------                                   -------   ------------   -------   ------------
                                                                   (DOLLARS IN THOUSANDS)
Performing/not classified:
  Residential loans:
     March 1995 Purchase.............................  $ 3,421        2.3%      $ 4,171        1.9%
     All other residential...........................    1,344       57.6         2,058       58.0
Commercial (business)................................      347        2.7           370        2.5
Commercial real estate...............................    3,340       28.4         3,137       28.1
Consumer & other.....................................    1,383        5.5           931        6.1
                                                       -------      -----       -------      -----
          Subtotal...................................  $ 9,835       96.5       $10,667       96.6
Non-performing/classified:
Special mention......................................      181        0.7           124        0.6
Substandard & nonperforming..........................    5,050        2.6         3,488        2.6
Doubtful.............................................      722        0.1           674        0.1
Loss.................................................      992        0.1           800        0.1
                                                       -------      -----       -------      -----
          Subtotal...................................    6,945        3.5         5,086        3.4
Off balance sheet risk(1)............................      946         --           434         --
Unallocated..........................................    3,050         --         2,560         --
                                                       -------      -----       -------      -----
          Total......................................  $20,776      100.0%      $18,747      100.0%
                                                       =======      =====       =======      =====

---------------

(1) Includes unfunded loan commitments and letters of credit.

  Nonperforming Assets

     Nonperforming assets include (i) loans which are 90 days or more past due and have been placed into non-accrual status, (ii) restructured loans that have not yet demonstrated a sufficient payment history to warrant return to performing status and therefore, are not accruing interest, (iii) accruing loans that are 90 days or more delinquent that are deemed by management to be adequately secured and in the process of collection, and (iv) ORE (i.e., real estate acquired through foreclosure or deed in lieu of foreclosure). All delinquent loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, the possibility of collecting additional interest is deemed insufficient to warrant further accrual. As a matter of policy, interest is not accrued on loans past due 90 days or more unless the loan is both well secured and in process of collection. When a loan is placed in non-accrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Additional interest income on such loans is recognized only when received.

     Loans classified as non-accrual totaled $19.4 million at December 31, 1996 compared to $27.0 million at December 31, 1997, an increase of $7.6 million. This increase was primarily the result of a $1.6 million increase in one-to-four family residential nonperforming loans from the July 1997 Purchase, a $1.0 million increase in other purchased residential loans, a $2.2 million increase in originated residential loans, $1.3 million in SBA claims receivable recorded as nonperforming following the FFO Merger and an increase of $1.1 million in commercial real estate and multifamily loans. At December 31, 1997 and December 31, 1996, the Company had nonperforming assets (including loans classified as non-accrual) of $34.2 million or 2.20% of total assets and $27.8 million or 2.27% of total assets, respectively. The ratio of nonperforming assets to total assets was 2.78% at year end 1995 and 3.96% at year end 1994. Accruing loans which were 90 days past due amounted to $196,000 at December 31, 1997 and $113,000 at December 31, 1996, and primarily consisted of loans in process of renewal. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Balance Sheets at December 31, 1997 and December 31, 1996."

     The following table sets forth information regarding the components of nonperforming assets at the dates indicated:

                                                       AT DECEMBER 31,
                                       -----------------------------------------------
NON-ACCRUAL LOANS                       1997      1996      1995      1994      1993
-----------------                      -------   -------   -------   -------   -------
                                                   (DOLLARS IN THOUSANDS)
Residential loans (1-4 family)(1)...   $13,675   $ 9,446   $10,427   $ 9,433   $ 5,000
Multifamily residential.............       194        55       129     1,160    10,670
Commercial real estate..............     9,121     8,140     4,119     3,907     1,769
Commercial (business)...............     2,031     1,604     1,059     1,179     1,002
Home equity and consumer............       619       164       495       632       143
SBA claims receivable...............     1,319        --        --        --        --
                                       -------   -------   -------   -------   -------
          Total non-accrual loans...    26,959    19,409    16,229    16,311    18,584
ORE acquired through foreclosure....     6,997     8,320    12,546    18,205    24,853
Accruing loans 90 days past due ....       196       113     1,876       293       725
                                       -------   -------   -------   -------   -------
  Nonperforming assets..............   $34,152   $27,842   $30,651   $34,809   $44,162
                                       =======   =======   =======   =======   =======
  Nonperforming loans to loans......      2.37%     2.12%     2.18%     2.44%     4.03%
                                       =======   =======   =======   =======   =======
  Nonperforming assets to assets....      2.20%     2.27%     2.78%     3.96%     5.66%
                                       =======   =======   =======   =======   =======

---------------

(1) Net of $157,000, $184,000 and $950,000 of loan loss allowances at December 31, 1997, 1996 and 1995, respectively, allocated to nonaccrual loans acquired in the March 1995 Purchase.

  Other Real Estate Acquired Through Foreclosure

     All ORE assets are recorded at the lower of cost or estimated fair value based on appraisal information that is updated when a property is taken into ORE and thereafter when determined appropriate by management. As of December 31, 1997, in no case did the book value of any ORE property exceed 90% of the most recent appraisal. The following table sets forth information regarding the Company's ORE balances, net of allowances, as of the dates indicated:

                                                        AT DECEMBER 31,
                                         ---------------------------------------------
                                          1997     1996     1995      1994      1993
                                         ------   ------   -------   -------   -------
                                                    (DOLLARS IN THOUSANDS)
Vacant undeveloped residential land...   $1,145   $1,334   $ 1,755   $ 2,444   $ 4,137
Vacant developed residential lots.....      254      254       265       434       600
Residential houses....................    1,654    2,541       860     1,313       795
Vacant commercial undeveloped land....      855      821     1,357     6,419     4,716
Commercial land developed for sale....    2,600    3,200     4,823     6,771     9,545
Income-producing commercial
  buildings...........................      427       12     2,801        --     3,534
Vacant commercial buildings...........       62       --       685       824     1,526
                                         ------   ------   -------   -------   -------
          Total ORE...................   $6,997   $8,162   $12,546   $18,205   $24,853
                                         ======   ======   =======   =======   =======
ORE to total assets...................     0.45%    0.68%     1.14%     2.07%     3.18%
                                         ======   ======   =======   =======   =======

     At December 31, 1997, ORE properties with book values in excess of $1.0 million included a tract of land in Holiday, Florida, currently carried at $2.6 million, that has been developed as a shopping center site. This tract was obtained in 1988 through foreclosure in connection with a $1.8 million loan. The tract contains wetlands, some of which were required to be filled, and the resultant permitting process took approximately five years to complete. During that time, more than $2.0 million was spent in engineering, environmental, and legal costs (which costs were capitalized) and approximately $500,000 for the purchase of several additional parcels of land required for environmental mitigation purposes pursuant to the permit requirements. The Company is offering for sale the completed shopping center sites and other commercial pad sites. One shopping center site was sold to a developer who constructed the retail space for the anchor tenants, Publix and Walgreens. The Company presently operates a branch banking facility on the tract. Federal regulations had required the Bank to dispose of the tract no later than December 31, 1996, but the FDIC has approved two extensions of the holding period to December 1998. While the current appraisal indicates that the fair market value of the tract exceeds book value, a sale to a party other than an end-user could result in proceeds below the current book value.

  Troubled Debt Restructurings

     A troubled debt restructuring ("TDR") is a situation in which the creditor allows the debtor certain concessions that would not normally be allowed, such as modifying the terms of the debt to a basis more favorable than those offered to other creditors or accepting third-party receivables to reduce the debt. At December 31, 1997 and 1996, the loan portfolio included TDRs amounting to $7.2 million and $7.4 million, respectively. Restructured, nonperforming loans (all in non-accrual status), included in total TDRs, for those same periods were $4.9 million and $6.0 million, respectively.

REGULATORY LIABILITY REQUIREMENTS

     State law requires that a specified minimum amount of liquid assets be maintained, based on the level of deposits, which are subject to certain restrictions. At all times during 1997, the amount of liquid assets maintained exceeded the regulatory minimum.

EMPLOYEES

     At December 31, 1997, there were 1,045 full-time equivalent employees, none of whom were represented by a union or other collective bargaining agreement. The Company makes use of part-time and flex-time employees in connection with its branch operations. One of the Company's primary operating principles is to nurture its staff through, among other things, fair compensation, a good working environment and career development and enhancement opportunities. Management considers its relations with its employees to be good.

SUPERVISION AND REGULATION

     The Company and the Bank are, and the Savings Bank once chartered will be, extensively regulated under both federal and state law. The following is a brief summary of certain statutes, rules and regulations affecting the Company, the Bank and the Savings Bank. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referenced below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Company's business. Supervision, regulation and examination of the Company, the Bank and the Savings Bank by the bank regulatory agencies are intended primarily for the protection of depositors rather than stockholders.

     Regulation of the Company. The Company is a bank holding company registered with the Federal Reserve under the Bank Holding Company Act of 1956, as amended ("BHC Act"). As such, the Company is subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of the bank; or (iii) it may merge or consolidate with any other bank holding company. Similar federal statutes require bank holding companies and other companies to obtain the prior approval of the OTS before acquiring ownership or control of a savings association.

     The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the "CRA").

     The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), authorizes the Company, and any other bank holding company located in Florida to acquire a bank located in any other state, and any bank holding company located outside Florida may lawfully acquire any Florida-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that national and state-chartered banks may branch interstate through acquisitions of banks in other states, unless a state has "opted out" of the interstate branching provisions of the Interstate Banking Act prior to June 1, 1997. Neither Florida nor any other state in the southeastern United States has "opted out." Accordingly, the Company would have the ability to acquire a bank in a state in the Southeast and thereafter consolidate all of its bank subsidiaries into a single bank with interstate branches.

     The BHC Act generally prohibits the Company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. While these activity restrictions are not applicable to the Bank, they will apply to the Savings Bank. Thus, the Savings Bank and its subsidiaries will not be able to engage in certain insurance- and real estate development-related activities that could otherwise be conducted if the thrift were a stand-alone entity or were owned by a unitary savings and loan holding company.

     In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, operating a thrift subsidiary, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a bank holding company or its non-bank subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of the holding company.

     Under Federal Reserve policy, bank holding companies are expected to act as a source of financial strength and support to their subsidiary banks. This support may be required at times when, absent such Federal Reserve policy, the holding company may not be inclined to provide it. In addition, any capital loans by a bank holding company to any bank subsidiary are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority payment.

     Regulation of the Bank and the Savings Bank. The Bank is organized as a Florida-chartered commercial bank and is regulated and supervised by the Department. In addition, the Bank is regulated and supervised by the FDIC, which serves as its primary federal regulator and the administrator of the fund that insures the Bank's deposits. Accordingly, the Department and the FDIC conduct regular examinations of the Bank, reviewing the adequacy of the loan loss reserves, quality of loans and investments, propriety of management practices, compliance with laws and regulations, and other aspects of the Bank's operations. In addition to these regular examinations, the Bank must furnish to the FDIC quarterly reports containing detailed financial statements and schedules. Once organized, the Savings Bank will be subject to regulation, supervision and examination by the OTS as its chartering authority and primary regulator, and by the FDIC as the administrator of the Savings Bank's insurance fund. The OTS' examinations of the Savings Bank will be similar to the current examinations of the Bank by the FDIC and the Department.

     Federal and Florida banking laws and regulations govern all areas of the operations of the Bank, including reserves, loans, mortgages, capital, issuances of securities, payment of dividends, and establishment of branches. As its primary federal regulator, the FDIC has authority to impose penalties, initiate civil and administrative actions and take other steps intended to prevent the Bank from engaging in unsafe or unsound practices. The Bank is a member of the Bank Insurance Fund ("BIF") and, as such, deposits in the Bank are insured by the FDIC to the maximum extent permissible by law.

     As a federally-chartered institution, the Savings Bank and its deposit-taking and lending activities will be governed primarily by federal law, although certain aspects of Florida and Georgia law will be applicable to the Savings Bank and its branch banking facility in Brunswick. The OTS will exercise supervision and enforcement authority over the Savings Bank similar to that currently exercised by the FDIC with respect to the Bank. The Savings Bank will be a member of the SAIF, and deposits in the Savings Bank will be insured by the FDIC to the same extent as those of the Bank.

     The Bank is, and the Savings Bank will be, subject to the provisions of the CRA. Under the CRA, the Bank and the Savings Bank have a continuing and affirmative obligation consistent with their safe and sound operation to help meet the credit needs of their entire communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit the Bank's or the Savings Bank's discretion to develop the types of products and services that it believes are best suited to their particular communities, consistent with the CRA. The CRA requires the appropriate federal bank regulatory agency (in the case of the Bank, the FDIC, and in the case of the Savings Bank, the OTS), in connection with their regular examinations, to assess a financial institution's record in meeting the credit needs of the community serviced by it, including low- and moderate-income neighborhoods. A federal banking agency's assessment of a financial institution's CRA record is made available to the public. Further, such assessment is required whenever the institution applies to, among other things, establish a new branch that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets of or assume the liabilities of, a federally-regulated financial institution. In the case where Republic applies for approval to acquire a bank or other bank holding company, the federal regulator approving the transaction will also assess the CRA records of the Bank (and, after it is chartered, the Savings
Bank). The Bank received a "Satisfactory" CRA rating in its most recent examination.

     In April 1995, the federal banking agencies adopted amendments revising their CRA regulations, with a phase-in schedule applicable to various provisions. Among other things, the amended CRA regulations, which became fully effective on July 1, 1997, substitute for the prior process-based assessment factors a new evaluation system that will rate an institution based on its actual performance in meeting community needs. In particular, the system now focuses on three tests: (i) a lending test, to evaluate the institution's record of making loans in its service areas; (ii) an investment test, to evaluate the institution's record of investing in community development projects; and (iii) a service test, to evaluate the institution's delivery of services through its branches and other offices. The amended CRA regulations also clarify how an institution's CRA performance will be considered in the application process. The Company does not anticipate that the revised CRA regulations will have any material impact on the Bank's or the Savings Bank's operations or that they will have any impact on either institution's CRA rating.

     Deposit Insurance. The Bank is, and the Savings Bank will be, subject to FDIC deposit insurance assessments. In 1994, the Bank became subject to a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. An institution is also assigned, by the FDIC, to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates on deposits for an institution in the highest category (i.e., "well capitalized" and "healthy") are less than assessment rates on deposits for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern").

     Prior to enactment of the Funds Act, the SAIF assessments were used to pay interest on bonds issued by the Financing Corporation (the "FICO") in the late 1980s to fund the resolution of troubled thrifts, and only insurance payments by SAIF-member institutions were available to satisfy FICO's interest payment obligations. A second provision of the Funds Act severs the linkage that had existed between the SAIF and the FICO funding requirements, authorizing the FICO to impose its own assessments separate and apart from any insurance fund assessment. The Funds Act also shifts a portion of the FICO funding obligations to BIF-member institutions beginning in 1997. Through the end of 1999, the FICO assessment rate on BIF-assessable deposits is required by the statute to be one-fifth of the SAIF rate. Thereafter, FICO assessment rates for members of both insurance funds will presumably be equalized.

     Currently, the FICO assessment rate for BIF-assessable deposits is 0.013 percent (or 1.3 basis points) and the FICO assessment rate for SAIF assessable deposits is 0.0648 percent (or 6.48 basis points). In 1997, the Bank's total FICO payment obligation was $824,000, $782,000 of which was attributable to the Bank's SAIF-assessable deposits, and the balance of which was attributable to its BIF-assessable deposits. As noted above, because all of the Savings Bank's initial deposits are being acquired from a BIF-insured bank, it is anticipated that all of the Savings Bank's deposits will be subject to the BIF's 1.3 basis point assessment rate in 1998 and 1999 (rather than the SAIF's rate) barring any assumption of SAIF-assessed deposits by the Savings Bank during such period.

     The Bank, as a state-chartered commercial bank, is a member of the BIF. However, as part of the CrossLand Purchase and Assumption, the Bank acquired $327.7 million in deposits insured by the SAIF and thereby became a so-called Oakar bank. Based on the CrossLand Purchase and Assumption and the Firstate Acquisition, the Bank is required to pay insurance premiums to the FDIC on a substantial portion of its deposits at the SAIF assessment rate notwithstanding its status as a BIF member. As of December 31, 1996, the most recent measurement date for assessment purposes, approximately 76% of the Bank's deposits were treated as SAIF-insured deposits, with the remaining 24% of deposits being assessed at the BIF rate. The Savings Bank, once chartered, will technically be a member of the SAIF. However, since all of its initial deposits will be deposits assumed by the Savings Bank from Barnett, a BIF-member bank, it is anticipated that all of the Savings Bank's deposits will be assessed at the BIF assessment rate. It is also anticipated that the deposits assumed in the Dime Branch Acquisition will be assessed at the BIF assessment rate.

     Until recently, the FDIC had established separate risk-based assessment schedules for the BIF and the SAIF. In December 1996, the FDIC established the current assessment schedule for BIF-assessed and SAIF-assessed deposits, with assessment rates ranging from zero percent to 0.27 percent (or 27 basis points) of deposits.

     As part of the omnibus budget legislation passed in 1996, Congress enacted the Deposit Insurance Funds Act of 1996 (the "Funds Act"). With certain exceptions, the Funds Act imposed a one-time special assessment on SAIF-assessable deposits held by all depository institutions in an aggregate amount that would cause the SAIF to meet its designated reserves-to-deposits ratio of 1.25 percent. Pursuant to the Funds Act, the Bank on November 27, 1996 paid a special assessment to the SAIF of $4.0 million.

     Capital Requirements. The Company and the Bank are, and the Savings Bank will be, required to comply with the capital adequacy standards established by the Federal Reserve (for the Company), the FDIC (for the Bank) and the OTS (for the Savings Bank). There are three basic measures of capital adequacy for banks that have been promulgated by the Federal Reserve; two risk-based measures and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

     The minimum guidelines for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital (i.e., 4% of riskweighted assets) must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3% for banks that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a leverage ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities.

     The Bank had previously undertaken in writing to the FDIC to achieve a leverage ratio of at least 5.5% by December 31, 1995, which it did, and the Company will consider raising additional capital or reducing internal growth in order to maintain the Bank's leverage ratio at or above that level, should the ratio fall below that level in the future. Other than the foregoing commitment, the Bank has not been advised by the FDIC of any specific minimum capital ratio requirement applicable to it. As a condition to obtaining its charter and FDIC insurance of accounts, the Savings Bank will be required to maintain a Tier 1 Capital-to-average assets ratio of at least 8.0% during its first three years of operations. See Note 16 to the Company's Consolidated Financial Statements included elsewhere herein.

     Dividends. As a Florida-chartered commercial bank, the Bank is subject to the laws of Florida as to the payment of dividends. Under the Florida Financial Institutions Code, the prior approval of the Department is required if the total of all dividends declared by a bank in any calendar year will exceed the sum of the bank's net profits for that year and its retained net profits for the preceding two years.

     As a federally-chartered thrift institution, the Savings Bank will be subject to the OTS' regulations applicable to the payment of dividends and other capital distributions by savings associations. Under these regulations, a thrift that is well-capitalized (i.e., has risk-based capital of 10% or more, Tier 1 Capital of 5% or more and Tier 1 risk-based capital of 6% or more), both before and after the proposed distribution, and that has not been designated by the OTS as being "in need of more than normal supervision" may distribute in a calendar year the greater of (i) 100% of net income for the current calendar year plus 50% of its "capital surplus" or (ii) 75% of its net income over the most recent four quarters. The percentages of income that may be distributed are lower for thrifts that are adequately capitalized. It is the Company's current intention to maintain the Savings Bank at a well-capitalized level such that it will be able to upstream as much of its net income as is not required for the thrift's current operations and future growth.

     Under Federal law, if, in the opinion of the federal banking regulator, a bank or thrift under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such regulation may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Prompt Corrective Action regulations adopted by the federal banking agencies in December 1992, a depository institution may not pay any dividend to its holding company if payment would cause it to become undercapitalized or if it already is undercapitalized.

     Federal Reserve System. The Federal Reserve regulations require banks to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The new Federal Reserve regulations, effective April 1, 1997, generally require that reserves be maintained against aggregate transaction accounts as follows: (i) for accounts aggregating $49.3 million or less (subject to adjustment by the Federal Reserve) the reserve requirement is 3.0%; and (ii) for accounts greater than $49.3 million, the reserve requirement is $1,479,000 plus 10.0% (subject to adjustment by the Federal Reserve between 8.0% and 14.0%) against that portion of total transaction accounts in excess of $49.3 million. The first $4.4 million of otherwise reservable balances (subject to adjustments by the Federal Reserve) are exempted from the reserve requirements. The Company anticipates that the Bank and the Savings Bank will be in compliance with the foregoing requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements imposed by the Department. Because required reserves must be maintained in the form of either vault cash, a noninterest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve, the effect of this reserve requirement is to reduce the Bank's interest-earning assets. FHLB System members also are authorized to borrow from the Federal Reserve "discount window," but Federal Reserve regulations require institutions to exhaust all Federal Home Loan Bank sources before borrowing from a Federal Reserve Bank.

     Federal Home Loan Bank System. The Bank is a member of the FHLB system, which consists of 12 regional Federal Home Loan Banks governed and regulated by the Federal Housing Finance Board (the "FHFB"). The Federal Home Loan Banks provide a central credit facility for member institutions. The Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in the FHLB in an amount at least equal to the greater of 1% of the aggregate principal amount of its unpaid residential mortgage loans, home purchase contracts and similar obligations as of the close of each calendar year, or 5% of its borrowings from the FHLB (including advances and letters of credit issued by the FHLB on the Bank's behalf). Once it is chartered, the Savings Bank will be required to become a member of the FHLB and to purchase stock in the FHLB.

     The FHLB makes advances to members in accordance with policies and procedures periodically established by the FHFB and the Board of Directors of the FHLB. Currently outstanding advances from the FHLB are required to be secured by a member's shares of stock in the FHLB and by certain types of mortgages and other assets. Interest rates charged for advances vary depending on maturity, the cost of funds to the FHLB and the purpose of the borrowing. As of December 31, 1997, the Bank had $35.0 million of outstanding advances from the FHLB.

     Liquidity. Under Florida banking regulations, the Bank is required to maintain a daily liquidity position equal to at least 15% of its total transaction accounts and eight percent of its total nontransaction accounts, less those deposits of public funds for which security has been pledged as provided by law. The Bank may satisfy its liquidity requirements with cash on hand (including cash items in process of collection), deposits held with the Federal Reserve, demand deposits due from correspondent banks, Federal funds sold, interest-bearing deposits maturing in 31 days or less and the market value of certain unencumbered, rated, investment-grade securities and securities issued by Florida or any county, municipality or other political subdivision within the State. The FDIC also reviews the Bank's liquidity position as part of its examination and imposes similar requirements on the Bank. Any Florida-chartered commercial bank that fails to comply with its liquidity requirements generally may not further diminish liquidity either by making any new loans (other than by discounting or purchasing bills of exchange payable at sight) or by paying dividends. At December 31, 1997, the Bank's net liquid assets exceeded the minimum amount required under the applicable Florida regulations.

     The OTS' regulations currently require all savings associations to maintain an average daily balance of liquid assets (cash, certain time deposits, banker's acceptances, specified United States government, state or federal agency obligations and other corporate debt obligations and commercial paper) equal to 5% of the sum of the average daily balance during the preceding calendar month of net withdrawable accounts and short-term borrowings payable in one year or less. All savings associations are also required to maintain an average daily balance of short-term liquid assets (generally having maturities of 12 months of less) equal to at least 1% of the average daily balance of net withdrawable accounts and current borrowings.

     Qualified Thrift Lender. The Savings Bank, like all savings associations, will be required to meet the qualified thrift lender or "QTL" test for, among other things, future eligibility for advances from the FHLB. The QTL test requires that a savings association's qualified thrift investments equal or exceed 65% of the savings association's portfolio assets calculated on a monthly average basis in nine out of every twelve months. For the purposes of the QTL test, portfolio assets are total assets less intangibles, properties used to conduct business and liquid assets (up to 20% of total assets). The following assets are included as qualified thrift investments without limit: (i) domestic residential housing or manufacturing housing loans; (ii) home equity loans and mortgage-backed securities secured by residential housing or manufacturing housing loans; and (iii) certain obligations of the FDIC and other related entities. Other qualifying assets which may be included up to an aggregate of 20% of portfolio assets are: (i) 50% of originated residential mortgage loans sold within 90 days of origination; (ii) investments in debt or equity securities of service corporations that derive at least 80% of their gross revenues from housing-related activities; (iii) 200% of certain loans to and investments in low-cost, one-to-four family housing; (iv) 200% of loans for residential real property, churches, nursing homes, schools and small businesses in areas where credit needs of low-to-moderate income families are not met; (v) other loans for churches, schools, nursing homes and hospitals; and (vi) consumer and education loans up to 10% of total portfolio assets.

     Any savings association that fails to meet the QTL test must convert to a commercial bank charter or limit its future investments and activities to those permitted for both savings associations and national banks. Additionally, any such savings association that does not convert to a commercial bank charter will be ineligible to receive future advances from the FHLB and, beginning three years after the loss of QTL status, will be required to repay all outstanding advances from the FHLB except for special liquidity advances and dispose of or discontinue all preexisting investments and activities not permitted for both savings associations and national banks. The Company anticipates that the Savings Bank will be able to satisfy its QTL requirements.

     Monetary Policy and Economic Controls. The banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against bank deposits and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. The monetary policies have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment and short-and long-term changes in the international trade balance and in the fiscal policies of the United States Government. Future monetary policies and the effect of such policies on the future business and earnings of the Bank cannot be predicted.

CHANGES IN ACCOUNTING STANDARDS

     The Financial Accounting Standards Board ("FASB") recently adopted or issued proposals and guidelines that may have a significant impact on the accounting practices of commercial enterprises in general and financial institutions in particular.

     In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which requires that a mortgage banking enterprise recognize as a separate asset the right to service mortgage loans for others, regardless of the manner in which such servicing rights are acquired. Moreover, this statement requires that the total cost of acquiring mortgage loans be allocated to the servicing rights and the loans based on their relative fair values, if practicable. This standard was effective for fiscal years beginning after December 15, 1995. Management implemented SFAS No. 122 beginning July 1, 1995. The impact upon the results of operations of the Bank was not material.

     During 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which is effective for the Company's fiscal year beginning January 1, 1997. SFAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. In addition to providing further guidance related to the recording of mortgage servicing rights, SFAS No. 125 required that the Company classify loans securitized which are retained in the Company's portfolio and excess spread related to mortgage servicing rights as trading assets. As a result, the Company is required to carry those assets at their current market value as of the balance sheet date with the resulting valuation adjustment recorded in the statement of operations.

     In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," which is effective for the Company's fourth quarter and year ended December 31, 1997. Early application is not permitted and after the effective date, prior period earnings per share presented must be restated. SFAS No. 128 establishes new standards for computing and presenting earnings per share. Specifically, SFAS No. 128 replaces the presentation of primary earnings per share with basic earnings per share, requires dual presentation for companies with complex capital structures of basic and diluted earnings per share and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to those of the diluted earnings per share computation. The impact of the adoption of SFAS No. 128 on the results of operations of the Company was not material.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for the Company's fiscal year beginning January 1, 1998. SFAS 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances in the financial statements. Comprehensive income is defined to include those revenues, expenses, gains, and losses of a normal, recurring nature, as well as items which are non-recurring, unusual and infrequent. Management believes SFAS No. 130 will have no material effect on the Company's financial statements.

     Also in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which is effective for the Company's fiscal year beginning July 1, 1998. SFAS No. 131 establishes standards for the way the Company reports information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements. The Company's commercial banking and mortgage banking activities constitute operating segments for which the Company has provided disclosure regarding their respective assets, revenues, profit or loss and other operating data.

LEGAL PROCEEDINGS

     The Company is party to various legal proceedings in the ordinary course of its business. Based on information presently available, management does not believe that the ultimate outcome of such proceedings, in the aggregate, would have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

     The table below sets forth the names and ages of the directors and executive officers of the Company and the Bank as well as the positions and offices held by such persons. All of the Company's directors also serve on the Bank's Board of Directors. The Company's and the Bank's directors are elected for a one-year term.

                                                                                      YEAR FIRST
                                                                                       BECAME A
NAME                                    AGE                  POSITION                  DIRECTOR
----                                    ---                  --------                 ----------
John W. Sapanski......................  67    Chairman of the Board, Chief Executive     1993
                                                Officer and President of the Company
                                                and the Bank
Fred Hemmer...........................  43    Director of the Bank, Senior Executive     1986
                                                Vice President of the Bank
William R. Falzone....................  50    Treasurer of the Company and Executive
                                                Vice President and Chief Financial
                                                Officer of the Bank
John W. Fischer, Jr...................  49    Executive Vice President of the Bank
Steve McWhorter.......................  36    Head of Mortgage Banking Division
William R. Hough......................  71    Director                                   1993
Marla Hough...........................  40    Director                                   1995
Alfred T. May.........................  60    Director                                   1993
William J. Morrison...................  65    Director                                   1980

     John W. Sapanski. Mr. Sapanski has been Chairman of the Board, Chief Executive Officer and President of the Bank since June 1993 and Chairman of the Board, Chief Executive Officer and President of the Company since March 1996. He has 45 years of banking experience, including service with the Dime Savings Bank in New York, New York, from 1949 to 1987, where he served as President and Chief Operating Officer from 1981 to 1987 and with Florida Federal Savings Bank in St. Petersburg, Florida ("Florida Federal") from 1988 to 1991 where he served as President and Chief Executive Officer from 1988 to 1991. Mr. Sapanski was President and Chief Executive Officer of Florida Federal at the time the Office of Thrift Supervision placed Florida Federal in conservatorship. Mr. Sapanski was retained by the Resolution Trust Corporation (the "RTC"), the conservator for Florida Federal, to assist in managing the institution in conservatorship until it was sold by the RTC to First Union Corporation in August 1991.

     Fred Hemmer. Mr. Hemmer has served as Executive Vice President of the Bank in charge of Corporate Banking and Special Assets since joining the Bank in 1991. He previously served as Executive Vice President of Rutenberg Corporation, a real estate development company based in Clearwater, Florida, from 1980 to 1991. Mr. Hemmer is a certified public accountant and was employed by Arthur Andersen & Co. from 1976 to 1980. Mr. Hemmer is also a licensed real estate broker and certified general contractor.

     William R. Falzone. Mr. Falzone has served as Treasurer of the Company since March 1996 and Executive Vice President and Chief Financial Officer of the Bank since February 1994. He was employed at Florida Federal from 1983 through 1991 where he served as Senior Vice President and Controller and as Director of Financial Services. Most recently, he was a Senior Consultant for Stogniew and Associates, a nationwide consulting firm. He has more than 20 years of banking experience and is also a certified public accountant.

     John W. Fischer, Jr. Mr. Fischer has served as Executive Vice President of the Bank in charge of Consumer Banking since December 1994, having previously served as Senior Vice President of the Bank since December 1993. He has more than 20 years of banking experience in retail branch management and consumer and residential lending. Mr. Fischer formerly served as Regional Marketing Director for Western Reserve Life in Clearwater, Florida, Regional Vice President of Great Western Bank in Miami and Executive Vice President/Consumer Financial Services for Florida Federal. Mr. Fischer holds life, health, annuity and Series 7 securities licenses.

     Steve McWhorter.  Mr. McWhorter has served as Executive Vice
President/Division Director in charge of the Company's mortgage banking division since April 1996, having previously served as Regional Manager of FT Mortgage Company since 1992. He has more than 14 years of experience in the mortgage banking industry.

     William R. Hough. Mr. Hough has served as Chairman of William R. Hough & Co., St. Petersburg, Florida, an investment banking firm specializing in state, county, and municipal bonds, since 1962, President of WRH Mortgage since May 1993, Director of FFO from September 1993 to September 1997 and President of Royal Palm Center, II, Inc., Port Charlotte, Florida, a privately-held retirement center, since September 1991.

     Marla Hough. Mrs. Hough has served as President of Hough Engineering, Inc., an engineering consulting firm, Bradenton, Florida, since March 1997 and Vice President of Bishop & Associates, Bradenton, Florida, an engineering, planning and surveying firm, since 1992. From 1984 to 1992, Mrs. Hough served as Project Manager at Zoller, Najjar and Shroyer, Inc., an engineering, planning, surveying and landscape architecture firm, Bradenton, Florida. Mrs. Hough is married to a cousin of William R. Hough.

     Alfred T. May. Mr. May served as Director and Chairman of the Board of FFO and its subsidiary, First Federal, from September 1993 to September 1997. From 1989 to 1992, Mr. May served as President of Mid-State Federal Savings Bank, Ocala, Florida.

     William J. Morrison. Mr. Morrison has served as Senior Partner of Morrison & Company, P.A., Tampa, Florida, a certified public accounting firm, since 1995, as General Partner of Best-Morrison Properties, Tampa, Florida, a real estate investment firm since 1975 and as Managing Partner of Morrison Investments, Ltd. Tampa, Florida, a real estate and securities investment firm, since 1991.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of December 31, 1997, certain information with respect to the beneficial ownership of Common Stock by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, and (iii) each of the directors and officers named in the Management table. Each of the holders listed below has sole voting power and investment power over the shares beneficially owned.

                                                                              PERCENT OF VOTING SHARES
                                                                              -------------------------
                                                               SHARES         PRIOR TO
                                                            BENEFICIALLY         THE         AFTER THE
NAME OF BENEFICIAL OWNER                                       OWNED          OFFERING        OFFERING
------------------------                                    ------------      ---------      ----------
William R. Falzone........................................       3,600            *               *
John W. Fischer, Jr.......................................       7,760            *               *
Fred Hemmer...............................................      20,225(1)         *               *
William R. Hough..........................................   3,967,391(2)       50.2%           43.0%
Marla Hough...............................................       3,000(3)         *               *
Steve McWhorter...........................................       7,315            *               *
Alfred T. May.............................................      71,675            *               *
William J. Morrison.......................................      99,850(4)        1.4              *
John W. Sapanski..........................................     503,092(5)        6.4%            5.2%
All directors and principal officers as a group (11
  persons)................................................   4,722,220(6)                       59.7%

---------------

 *  Less than 1.0% of the shares of Common Stock outstanding.
(1) Includes 10,800 shares that may be acquired by exercise of options exercisable within 60 days and 1,600 shares held in Mr. Hemmer's individual retirement account.
(2) Includes 600,000 shares that could be acquired upon conversion of the Company's Preferred Stock.
(3) Includes 2,500 shares that may be acquired by exercise of options exercisable within 60 days

(4) Includes 67,500 shares held in a trust for which trust Mr. Morrison serves as trustee, 11,000 shares held by a partnership for which Mr. Morrison serves as a general partner, and 3,750 shares that may be acquired by exercise of options exercisable within 60 days.
(5) Includes 30,800 shares that may be acquired by exercise of options exercisable within 60 days.
(6) Includes an aggregate of 64,080 shares that may be acquired by exercise of options exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue up to 20,000,000 shares of Common Stock and 100,000 shares of Preferred Stock, of which 7,035,886 and 75,000 shares, respectively, were issued and outstanding as of December 31, 1997. Each share of Preferred Stock is convertible at any time into 10 shares of Common Stock and is redeemable at any time by the Company upon 30 days prior written notice at a price of $96.80 per share.

     Unless otherwise required by law or the Company's Articles of Incorporation (the "Articles"), holders of Common and Preferred Stock vote together as a single class on all matters presented to the Company's stockholders. Each share of Preferred Stock is entitled to 10 votes for all purposes, and each share of Common Stock is entitled to one vote. No cash dividend may be declared or paid on shares of Common Stock unless, simultaneously therewith or prior thereto, there is or has been declared or paid the quarterly dividend payable on Preferred Stock.

     In any liquidation or dissolution of the Company, the holders of Preferred Stock will be entitled to receive, out of the assets available for distribution to stockholders, an amount equal to $88.00 per share before any amount is paid to holders of Common Stock. After the above preference amount has been paid to the holders of Preferred Stock, such holders will not be entitled to any further distributions. The holders of Common Stock will then be entitled to participate, pro rata in accordance with the number of shares owned by them, in the distribution of the Company's remaining assets.

     The Company's Board of Directors may authorize the issuance of additional authorized but unissued shares of the Company's Common and Preferred Stock without further action by the Company's stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which the Company's capital stock may be listed. The Company's Articles do not provide any preemptive rights to the Company's stockholders.

     The authority to issue additional shares of the Company's Common Stock provides the Company with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Common and Preferred Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase from the Company the respective number of shares of common stock set forth opposite its name below:

                                                                NUMBER OF
UNDERWRITERS                                                  COMMON SHARES
------------                                                  -------------
William R. Hough & Co.......................................
Ryan, Beck & Co., Inc.......................................
                                                                 -------

          Total.............................................
                                                                 =======

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all 2,000,000 shares of Common Stock offered hereby if any such Common Stock are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Underwriters that the several Underwriters propose to offer such Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain
dealers at such price less a concession not in excess of $          per share.
The Underwriters may allow and such dealers may re-allow a concession not in
excess of $          per share to other dealers. After the shares of Common
Stock are released for sale to the public, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted the Underwriters an option, expiring 30 days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price less underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of the Common Stock that the Underwriters have agreed to purchase. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

     The Company and certain of its officers and directors have agreed that, except with the prior written consent of the Underwriters, during the 90 days following the date of this Prospectus that they will not directly or indirectly offer for sale, sell, grant any options, rights or warrants with respect to any shares of Common Stock or any other Company capital stock, securities or instruments convertible into or exchangeable for Common Stock or other Company capital stock, securities or instruments convertible into or exchangeable for common stock of other company capital stock, or otherwise dispose of, or reduce any risk of ownership, directly or indirectly, of any shares of Common Stock, such other capital stock or any other securities, instruments, options or rights convertible into or exchangeable for, or otherwise exercisable for Common Stock or other Company capital stock, except for the Common Stock offered hereby. Notwithstanding the foregoing, the Company may (i) grant options pursuant to the Company's stock option plans in the ordinary course consistent with past practice and issue shares of Common Stock upon the exercise of any such options or under options currently outstanding and (ii) issue shares of Common Stock or other securities convertible into Common Stock or any other capital stock of any company solely to owners of capital stock of any company acquired by the Company subsequent to the date 45 days from the date of this Prospectus. Any permitted shortening of such periods and any related sales of Common Stock would not necessarily be preceded by a public announcement of the Company or the Underwriters that such consent has been given.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities under the Securities Act or contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the Underwriters and dealers may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's (the "Commission") Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include over-allotment transactions in which the Underwriters create a short position for their own account by selling more Common Stock than they are committed to purchase from the Company. In such case, to cover all or part of the short position, the Underwriters may exercise the over-allotment option described above or may purchase Common Stock in the open market following completion of the Offering. The Underwriters also may engage in stabilizing transactions in which they bid for, and purchase, shares of the Common Stock at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Common Stock. The Underwriters also may reclaim any selling concessions allowed to an Underwriter or dealer if the Underwriters repurchase shares distributed by the underwriter or dealer. Any of the foregoing transactions may result in the maintenance of a price for the Common Stock at a level above that which might otherwise prevail in the open market. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. The Underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transaction may be discontinued at any time without notice.

     The Underwriters and dealers may also engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the higher independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq National Market electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     Under the Conduct Rules of the National Association of Securities Dealers ("NASD"), no member of the NASD or an affiliate of such member may participate in the distribution of a public offering of equity securities issued by a company if the member and/or its affiliates have a conflict of interest (as defined) unless the price at which such equity securities are to be distributed to the public is no higher than that recommended by a qualified independent underwriter ("QIU") meeting certain standards. As defined by the NASD, a "conflict of interest" exists when, among other things, a member and/or its affiliates in the aggregate beneficially own 10% or more of any class of equity of a company. William R. Hough, a controlling stockholder of William R. Hough & Co., owns more than 10% of the Company's common and preferred stock. Accordingly, William R. Hough & Co. is deemed by the NASD to be an affiliate of the Company.

     Because the Offering is of a class of equity securities listed on the Nasdaq National Market, the provisions of Rule 2720 of the NASD Conduct Rules, which requires the opinion of a QIU with respect to the price of a security, do not apply to this Offering. However, the Company and Ryan, Beck & Co., Inc. have agreed that Ryan, Beck & Co., Inc. will act as a QIU in connection with the Offering even though a QIU is not required by the NASD Conduct Rules. The price of the Common Stock will be no more than that recommended by Ryan, Beck & Co., Inc., acting as QIU. Ryan, Beck & Co., Inc. has participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus is part and has exercised the appropriate standards of due diligence with respect thereto and will receive a fee of $10,000 in connection with its services as QIU, which will be paid in addition to the underwriting discounts set forth on the cover page of this Prospectus. The Company has agreed to indemnify Ryan, Beck & Co., Inc. as the QIU against certain liabilities, including liabilities under the Securities Act.

     For a description of certain relationships between the Company and William
R. Hough and certain of his affiliates, including William R. Hough & Co., see
Note 17 to the Company's Consolidated Financial Statements included herein.

                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for the Company by Holland & Knight LLP, Tampa, Florida, and for the Underwriters by Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A., Orlando, Florida.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, included herein and in the Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-2 (together with all amendments thereto, (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act, with respect to the Common Stock. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." For further information with respect to the Company, reference is made to the Registration Statement, including the exhibits thereto and the documents incorporated herein by reference. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission are hereby incorporated in this Prospectus by reference and made a part hereof:

          (1) The Company's Annual Report on Form 10-K/A for the year ended December 31, 1997, filed with the Commission on April 13, 1998.

     Any statement contained in a document incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to Republic Bancshares, Inc., 111 Second Avenue N.E., St. Petersburg, Florida 33701, Attention: Secretary, telephone: (813) 823-7300.

                           REPUBLIC BANCSHARES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
REPUBLIC BANCSHARES, INC.
  Report of Independent Certified Public Accountants........   F-2
  Consolidated Balance Sheets at December 31, 1997 and
     1996...................................................   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1997, 1996, and 1995......................   F-4
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 1997, 1996 and 1995...........   F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1997, 1996, and 1995......................   F-6
  Notes to Consolidated Financial Statements................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Republic Bancshares, Inc.:

     We have audited the accompanying consolidated balance sheets of Republic Bancshares, Inc. (a Florida corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We did not audit the financial statements of F.F.O. Financial Group, Inc., a company acquired during 1997 in a transaction accounted for as a corporate reorganization, as discussed in Note 1. Such statements are included in the consolidated financial statements of Republic Bancshares, Inc. and reflect total assets and total revenues of 27% and 25%, respectively, of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts included for F.F.O. Financial Group, Inc., is based solely upon the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Republic Bancshares, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Tampa, Florida
March 13, 1998

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

           CONSOLIDATED BALANCE SHEETS -- DECEMBER 31, 1997 AND 1996
                   (DOLLARS IN THOUSANDS, EXCEPT PAR VALUES)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1997         1996
                                                              ----------   ----------
                                       ASSETS
Cash and due from banks.....................................  $   45,998   $   34,109
Interest bearing deposits in banks..........................         671       11,783
Federal funds sold..........................................      33,000        8,000
Investment securities:
  Available for sale........................................      16,080       74,397
  Trading...................................................          --        4,032
Mortgage-backed securities:
  Held to maturity..........................................          --       15,343
  Available for sale........................................      55,467       62,037
  Trading...................................................      37,046        5,548
FHLB stock..................................................       8,148        7,209
Loans held for sale.........................................     151,404       46,593
Loans, net of allowance for loan losses.....................   1,128,955      902,035
Premises and equipment, net.................................      33,303       25,039
Other real estate owned acquired through foreclosure, net...       6,997        8,162
Accrued interest receivable.................................       9,611        7,160
Goodwill and premium on deposits............................       4,855          527
Other assets................................................      20,870       12,383
                                                              ----------   ----------
          Total assets......................................  $1,552,405   $1,224,357
                                                              ==========   ==========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits --
     Noninterest-bearing checking...........................  $   93,843   $   64,363
     Interest checking......................................     137,240       87,639
     Money market...........................................      30,389       32,665
     Savings................................................     291,604      303,932
     Time deposits..........................................     808,236      626,308
                                                              ----------   ----------
          Total deposits....................................   1,361,312    1,114,907
Securities sold under agreements to repurchase..............      19,654       15,372
FHLB advances...............................................      35,000        7,000
Subordinated debt...........................................          --        6,000
Other liabilities...........................................      12,158        6,479
                                                              ----------   ----------
          Total liabilities.................................   1,428,124    1,149,758
                                                              ----------   ----------
Company-obligated mandatorily redeemable capital securities
  of subsidiary trust holding soley junior subordinated
  debentures of the Company.................................      28,750           --
                                                              ----------   ----------
Minority interest in F.F.O. Financial Group, Inc............          --        6,421
                                                              ----------   ----------
Stockholders' equity:
  Perpetual preferred convertible stock ($20.00 par, 100,000 shares authorized, 75,000 shares issued and
     outstanding:
  Liquidation preference $6,600 at December 31, 1997 and
     1996...................................................       1,500        1,500
Common stock ($2.00 par, 20,000,000 shares authorized,
  7,035,886 and 5,854,414 shares issued and outstanding at
  December 31, 1997 and 1996, respectively).................      14,072       11,708
Capital surplus.............................................      50,322       34,225
Retained earnings...........................................      29,155       20,847
Net unrealized gain (losses) on available-for-sale
  securities, net of tax effect.............................         482         (102)
                                                              ----------   ----------
          Total stockholders' equity........................      95,531       68,178
                                                              ----------   ----------
          Total liabilities and stockholders' equity........  $1,552,405   $1,224,357
                                                              ==========   ==========

   The accompanying notes are an integral part of these consolidated balance sheets.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                 1997         1996         1995
                                                              ----------   ----------   ----------
INTEREST INCOME:
Interest and fees on loans..................................  $   97,810   $   78,955   $   67,746
  Interest on investment securities.........................       2,155        2,097        3,171
  Interest on mortgage-backed securities....................       5,252        5,375        2,869
  Interest on trading securities............................          59           --           --
  Interest on federal funds sold............................       2,447        1,714        3,117
  Interest on other investments.............................         734          803          690
                                                              ----------   ----------   ----------
        Total interest income...............................     108,457       88,944       77,593
                                                              ----------   ----------   ----------
INTEREST EXPENSE:
  Interest on deposits......................................      52,311       44,136       39,822
  Interest on FHLB advances.................................       1,169          365          163
  Interest on subordinated debt.............................         392            5           --
  Interest on other borrowings..............................       1,051          443          127
                                                              ----------   ----------   ----------
        Total interest expense..............................      54,923       44,949       40,112
                                                              ----------   ----------   ----------
        Net interest income.................................      53,534       43,995       37,481
PROVISION FOR LOAN LOSSES...................................       2,628        2,582        2,162
                                                              ----------   ----------   ----------
  Net interest income after provision for possible loan
    losses..................................................      50,906       41,413       35,319
                                                              ----------   ----------   ----------
NONINTEREST INCOME:
  Income from mortgage banking activities...................      15,159          852           --
  Gain on sale of loans.....................................       1,491          144          210
  Service charges and fees on deposits......................       3,358        2,847        2,644
  Loan fee income...........................................       1,394        1,327        1,019
  Gain on sale of ORE -- held for investment................          --        1,207           --
  Gain on sale of securities, net...........................       1,308          261          322
  Other operating income....................................       2,321        1,314        1,138
                                                              ----------   ----------   ----------
        Total noninterest income............................      25,031        7,952        5,353
NONINTEREST EXPENSES:
  Salaries and employee benefits............................      27,253       18,505       15,294
  Net occupancy expense.....................................       8,118        6,381        5,025
  Data processing fees......................................       2,605        2,119        1,716
  FDIC and state assessments................................         824        1,606        2,212
  Other operating expense...................................      18,684        8,218        6,716
                                                              ----------   ----------   ----------
        Total general and administrative expenses...........      57,484       36,829       30,963
  Merger expenses...........................................       1,144           --           --
  SAIF special assessment...................................          --        4,005           --
  Provisions for losses on ORE..............................         530          111          240
  ORE expense, net of ORE income............................         273         (490)         662
  Amortization of goodwill & premium on deposits............         464          491          450
                                                              ----------   ----------   ----------
        Total noninterest expenses..........................      59,895       40,946       32,315
                                                              ----------   ----------   ----------
Income before negative goodwill accretion, income taxes and
  minority interest.........................................      16,042        8,419        8,357
Negative goodwill accretion.................................          --           --        1,578
Income tax provision........................................      (6,096)      (3,035)      (2,516)
Minority interest in income from subsidiary trust...........        (701)          --           --
Minority interest in F.F.O..................................        (674)        (505)        (503)
                                                              ----------   ----------   ----------
        NET INCOME..........................................  $    8,571   $    4,879   $    6,916
                                                              ==========   ==========   ==========
PER SHARE DATA:
  Net income per common and common equivalent
    share -- diluted........................................  $     1.21   $       74   $     1.10
                                                              ==========   ==========   ==========
  Weighted average common and common equivalent shares
    outstanding -- diluted..................................   7,301,499    6,626,604    6,261,368
                                                              ==========   ==========   ==========
        Net income per common share -- basic................  $     1.40   $      .83   $     1.26
                                                              ----------   ----------   ----------
        Weighted average common shares
          outstanding -- basic..............................   6,128,014    5,857,174    5,491,250
                                                              ==========   ==========   ==========

 The accompanying notes are an integral part of these consolidated statements.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                                                       NET
                                     PERPETUAL                                                      UNREALIZED
                                     PREFERRED                                                        GAINS
                                 CONVERTIBLE STOCK                                                   (LOSSES)
                                 -----------------   COMMON STOCK                                  ON AVAILABLE
                                 SHARES                 SHARES                CAPITAL   RETAINED     FOR SALE
                                 ISSUED    AMOUNT       ISSUED      AMOUNT    SURPLUS   EARNINGS    SECURITIES     TOTAL
                                 -------   -------   ------------   -------   -------   --------   ------------   -------
BALANCE, DECEMBER 31, 1994.....  75,000    $1,500      5,082,782    $10,166   $26,843   $ 9,577       $(549)      $47,537
  Net income...................      --        --             --         --        --     6,918          --         6,918
  Net unrealized gains on
    available-for-sale
    securities, net of tax
    effect.....................      --        --             --         --        --        --         651           651
  Issuance of common stock.....      --        --        800,000      1,600     7,537        --          --         9,137
  Exercise of stock options....      --        --          3,170          6        23        --          --            29
  Dividends on preferred
    stock......................                                                            (263)                     (263)
  Net change in minority
    interest...................      --        --        (23,200)       (47)     (129)       --          --          (176)
                                 ------    ------     ----------    -------   -------   -------       -----       -------
BALANCE, DECEMBER 31, 1995.....  75,000     1,500      5,862,752     11,725    34,274    16,232         102        63,833
  Net income...................      --        --             --         --        --     4,879          --         4,879
  Net unrealized loss on
    available-for-sale
    securities, net of tax
    effect.....................      --        --             --         --        --        --        (204)         (204)
  Dividends on preferred
    stock......................      --        --             --         --        --      (264)         --          (264)
  Net change in minority
    interest...................      --        --         (8,338)       (17)      (49)       --          --           (66)
                                 ------    ------     ----------    -------   -------   -------       -----       -------
BALANCE, DECEMBER 31, 1996.....  75,000     1,500      5,854,414     11,708    34,225    20,847        (102)       68,178
  Net income...................      --        --             --         --        --     8,571          --         8,571
  Net unrealized gains on
    available-for-sale
    securities, net of tax
    effect.....................      --        --             --         --        --        --         584           584
  Exercise of stock options....      --        --         21,300         43       197        --          --           240
  Net change in minority
    interest...................      --        --         (2,537)        (5)     (487)       --          --          (492)
  Issuance of common stock in
    merger transaction.........      --        --        826,709      1,654    11,211        --          --        12,865
  Conversion of subordinated
    debentures.................      --        --        336,000        672     5,176        --          --         5,848
  Dividends on preferred
    stock......................      --        --             --         --        --      (263)         --          (263)
                                 ------    ------     ----------    -------   -------   -------       -----       -------
BALANCE, DECEMBER 31, 1997.....  75,000    $1,500      7,035,886    $14,072   $50,322   $29,155       $ 482       $95,531
                                 ======    ======     ==========    =======   =======   =======       =====       =======

  The accompanying notes are an integral part of these consolidated statements

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997        1995        1996
                                                              ---------   ---------   ---------
OPERATING ACTIVITIES:
  Net income................................................  $   8,571   $   4,879       6,916
    Reconciliation of net income to net cash (used in)
      provided by operating activities:
    Provision for loan and ORE losses.......................      3,235       2,693       2,402
    Depreciation and amortization, net......................      5,297      (1,165)        592
    Amortization of premium (accretion) of fair value,
      net...................................................        918         712      (1,111)
    Gain on sale of loans...................................    (16,500)       (996)       (210)
    Gain on sale of investment securities...................       (724)       (457)        (93)
    Gain on sale of other real estate owned.................        (27)     (1,810)        (39)
    Capitalization of mortgage servicing....................     (6,826)     (1,741)         --
    Loss (gain) on disposal of premises and equipment.......         14          (2)         --
    Net decrease (increase) in deferred tax benefit.........     (3,768)       (755)        (12)
    Net (increase) decrease in other assets.................     (4,339)      1,803      (4,027)
    Net increase (decrease) in other liabilities............      4,554      (1,248)      1,800
                                                              ---------   ---------   ---------
         Net cash (used in) provided by operating
           activities.......................................    (11,430)      1,919       6,218
                                                              ---------   ---------   ---------
INVESTING ACTIVITIES:
  Proceeds from excess of deposit liabilities assumed on
    assets acquired, net of cash acquired...................      7,223          --          --
Proceeds from sales and maturities of:
    Investment securities held to maturity..................         --       7,000      36,526
    Investment securities available for sale................    126,544     109,218      11,727
    Mortgage-backed securities held to maturity.............         --      15,455          --
    Mortgage-backed securities available for sale...........     50,627       6,393       9,732
    Mortgage-backed securities in trading portfolio.........      2,764      13,496          --
  Purchase of investment securities available for sale......    (66,771)   (156,036)    (68,187)
  Purchase of mortgage backed securities in trading
    portfolio...............................................     (4,468)    (20,105)    (16,106)
  Principal repayment on mortgage backed securities.........      9,809      25,606       3,073
  Purchase of FHLB stock....................................       (131)     (1,155)     (2,248)
  Net increase in loans.....................................   (324,605)   (118,650)   (203,262)
  Purchase of premises and equipment........................     (9,993)     (2,379)     (6,783)
  Proceeds from sale of other real estate owned.............      4,739      10,271      10,623
  Investments in other real estate owned (net)..............      2,276         101         315
                                                              ---------   ---------   ---------
         Net cash used in investing activities..............   (201,986)   (110,785)   (224,590)
                                                              ---------   ---------   ---------
FINANCING ACTIVITIES:
  Net increase in deposits..................................    177,540     122,866     197,316
  Net increase in repurchase agreements.....................      4,282      12,301         991
  Proceeds from issuance of subordinated debt...............         --       6,000          --
  Net change of minority interest in FFO....................        645          --          --
  Proceeds from issuance of common stock....................        240          --       9,166
  Proceeds from issuance of minority interest in trust
    subsidiary..............................................     28,750          --          --
  Proceeds from FHLB advances...............................     28,000     (23,000)      8,600
  Dividends on perpetual preferred stock....................       (264)       (264)       (263)
                                                              ---------   ---------   ---------
         Net cash provided by financing activities..........    239,193     117,903     215,810
                                                              ---------   ---------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     25,777       9,037      (2,562)
CASH AND CASH EQUIVALENTS, beginning of year................     53,892      44,855      47,417
                                                              ---------   ---------   ---------
CASH AND CASH EQUIVALENTS, end of year......................  $  79,669   $  53,892      44,855
                                                              =========   =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for interest....................  $  47,342   $  45,080      39,376
  Cash paid during the year for income taxes................      5,674       4,010       2,066
  Noncash transactions:
    Conversion of subordinated debt.........................      5,888          --          --
    Stock issued for minority interest in FFO...............      5,307          --          --

 The accompanying notes are an integral part of these consolidated statements.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

1.  BUSINESS:

BASIS OF PRESENTATION AND ORGANIZATION

     The consolidated financial statements of Republic Bancshares, Inc. (the Company) include the accounts of the Company, RBI Capital Trust I, Republic Insurance Agency, Inc., and Republic Bank (the "Bank") and the Bank's wholly-owned subsidiaries, RBREO, Inc., Tampa Bay Equities, Inc., and VQH Development, Inc. restated for the acquisition of FFO Financial Group, Inc. as discussed below. All significant intercompany accounts and transactions have been eliminated. On November 21, 1995, the Bank's Board of Directors approved for shareholder consideration an Amended and Restated Plan of Share Exchange and Reorganization (the "Reorganization") under which the Bank became a wholly-owned subsidiary of Company. On the effective date and time of the Reorganization, all holders of shares of the Bank's Common and Preferred Stock -- at the November 30, 1995, record date -- received one share of Company Common Stock for each share of the Bank's Common Stock held and one share of Company Preferred Stock for each share of the Bank's Preferred Stock held. Holders of outstanding options to purchase or acquire the Bank's Common Stock received options to purchase an equal number of shares of Company Common Stock. All necessary governmental and shareholder approvals for the Reorganization were received. The Company's primary source of income is from its banking subsidiary which operates 46 branches throughout west central Florida. The Bank's primary source of revenue is derived from net interest income on loans and investments and income from mortgage banking activities.

NEGATIVE GOODWILL

     On May 28, 1993 (the "Purchase Date"), 99 percent of the Company's outstanding common stock was acquired for $4,450,000 (the "Purchase Price"). Also, on May 28, 1993, 583,334 additional shares of common stock were issued for $3,500,000. The acquisition was accounted for by the purchase method of accounting. Assets and liabilities were adjusted based upon their fair value as of the Purchase Date. The excess of the adjusted net book value over the Purchase Price was recorded as a reduction of the non current assets, to the extent available. The remaining difference was recorded as excess of fair value over purchase price ("negative goodwill").

     The negative goodwill was accreted into income on a straight-line basis over 26 months beginning May 28, 1993, and ending July 31, 1995, which was based on the estimated life of the loans, investments and deposits acquired. The premiums on loans and investment securities and the discount on demand and other time deposits were amortized into income on a straight-line basis over periods based on the estimated life of the related loans, securities or deposits ranging from 12 to 30 months.

BUSINESS COMBINATIONS

     Firstate Financial, F.A. On April 18, 1997, the Company acquired Firstate Financial, F.A. ("Firstate"), a thrift institution headquartered in Orlando, Florida, for a cash purchase of $5.5 million. At April 18, 1997, Firstate had total assets of $71.1 million, total deposits of $67.9 million and operated a branch in each of Orange and Seminole counties. The acquisition was accounted for using the purchase accounting rules which do not require prior period restatement. The amount of goodwill recorded was $130,000. Accordingly, the consolidated results of operations only reflect activity subsequent to the acquisition data.

     F.F.O. Financial Group, Inc. On September 19, 1997, F.F.O. Financial Group, Inc. ("FFO"), St. Cloud, Florida, the parent company for First Federal Savings and Loan Association of Osceola County ("First Federal"), was merged into the Company in a stock transaction (the "FFO Merger"). William R. Hough, one of the Company's controlling stockholders, also owned a majority interest in FFO.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

     The FFO Merger was accounted for as a corporate reorganization in which the controlling stockholder's interest in FFO was combined at historical cost in a manner similar to a pooling of interests while the minority interest in FFO was combined using purchase accounting rules. The excess of the purchase price of the minority interest over the market value was first assigned to individual assets and liabilities with the remaining $4.5 million considered unidentifiable goodwill, which will be amortized over 10 years. The Company issued 1,668,370 shares of common stock to the controlling interest and 826,709 shares of common stock to the minority interest.

     The pooling of interests method of accounting, which is used to account for the controlling interest in the FFO merger, requires the restatement of financial results for all prior periods presented. The Company's previously reported components of consolidated income and the amounts reflected in the accompanying consolidated statements of operations for the two years ended December 31, 1996 and 1995, are as follows (in thousands):

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                              -----------------
NET INTEREST INCOME:                                           1996      1995
--------------------                                          -------   -------
As Previously Reported:
  Republic Bancshares, Inc. ................................  $34,021   $27,862
  F.F.O. Financial Group, Inc. .............................    9,974     9,619
                                                              -------   -------
Combined as restated........................................  $43,995   $37,481
                                                              =======   =======
Net Income:
  As previously reported:
     Republic Bancshares, Inc. .............................  $ 3,784   $ 5,777
     F.F.O. Financial Group, Inc. ..........................    1,600     1,646
     Minority interest decrease.............................     (505)     (503)
                                                              -------   -------
Combined as restated........................................  $ 4,879   $ 6,916
                                                              =======   =======

RBI CAPITAL TRUST I ("RBI CAPITAL")

     RBI Capital is a wholly-owned subsidiary of the Company which was formed on May 29, 1997, to issue Cumulative Trust Preferred Securities (the "Preferred Security or Securities") to the public. The Preferred Securities, issued through an underwritten public offering on July 28, 1997, were sold at their $10 par value. RBI Capital issued 2,875,000 shares of the Preferred Securities bearing a dividend rate of 9.10% for net proceeds of $27.4 million, after deducting underwriting commissions and other costs. RBI Capital invested the proceeds in junior subordinated debt of the Company which also has an interest rate of 9.10%. The Company used the proceeds from the junior subordinated debt to increase the equity capital of the Bank. Interest on the junior subordinated debentures and distributions on the Preferred Securities are payable quarterly in arrears, with the first payment having been paid on September 30, 1997. Distribution on the Preferred Securities are cumulative and based upon the liquidation value of $10 per Preferred Security. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the Junior Subordinated Debentures, which will require deferral of distribution on the preferred securities, for a period not exceeding 20 consecutive quarters, provided, that such deferral may not extend beyond the stated maturity of the Junior Subordinated Debentures. If payments are deferred, the Company will not be permitted to declare cash dividends. The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption. The Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) within 180 days following certain events whether occurring before or after June 30, 2002. The exercise of such right is subject to the Company having received regulatory approval to do so if then required under applicable capital

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES guidelines or regulatory policies. In addition to the above right, the Company has the right, at any time, to shorten the maturity of the Junior Subordinated Debentures to a date not earlier than June 30, 2002. Exercise of this right is also subject to the Company having received regulatory approval to do so if then required under applicable capital guidelines or regulatory policies.

     The Company has reported its obligation, with respect to the holders of the Preferred Securities, as a separate line item on its audited consolidated balance sheet under the caption "Company-obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated debentures of the Company". The related dividend expense, net of the tax benefit, is reported as a separate line item on the statement of operations under the caption "minority interest in income from subsidiary trust."

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ESTIMATES, APPRAISALS AND EVALUATIONS

     The financial statements include, in conformity with generally accepted accounting principles, estimates, appraisals and evaluations of loans, other real estate owned and other assets and liabilities, and disclosure of contingent assets and liabilities. Changes in such estimates, appraisals and evaluations might be required because of rapidly changing economic conditions, changing economic prospects of borrowers and other factors. Actual results may differ from those estimates.

INVESTMENT SECURITIES

     Securities that the Company has both the positive intent and ability to hold to maturity are classified as Held to Maturity and are carried at historical cost, adjusted for amortization of premiums and accretion of discounts. Securities Available for Sale, which are those securities that may be sold prior to maturity as part of asset/liability management or in response to other factors, are carried at fair value with any valuation adjustment reported in a separate component of stockholders' equity, net of tax effect.

     Investments identified as trading securities, include mortgage backed securities resulting from the securitization of residential and High LTV loans, the resulting residual interest in cash flows from those securitizations, where applicable, and the excess spread on mortgage servicing rights. Trading securities are carried at market value with any unrealized gains or losses included in the statement of operations under "Gain on sale of securities, net."

     Interest and dividends on investment securities and amortization of premiums and accretion of discounts are reported in interest on investment securities. Gains (losses) realized on sales of investment securities are generally determined on the specific identification method and are reported as a component of other noninterest income.

LOANS

     Interest on commercial and real estate loans and substantially all installment loans is recognized monthly on the loan balance outstanding. The Company's policy is to discontinue accruing interest on loans 90 days or more delinquent and restructured loans that have not yet demonstrated a sufficient payment history, which, in the opinion of management, may be doubtful as to the collection of interest or principal. These loans are designated as "non-accrual" and any accrued but unpaid interest previously recorded is reversed against current period interest revenue.

     Loan origination and commitment fees net of certain costs are deferred, and the amount is amortized as an adjustment to the related loan's yield, generally over the contractual life of the loan. Unearned discounts and premiums on loans purchased are deferred and amortized as an adjustment to interest income on a basis that approximates level rates of return over the terms of the loan.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

HEDGING CONTRACTS AND LOANS HELD FOR SALE

     The Company manages its interest rate market risk on the loans held for sale and its estimated future commitments to originate and close mortgage loans for borrowers at fixed prices ("Locked Loans") through hedging techniques which include listed options and fixed price forward delivery commitments ("Forward Commitments") to sell mortgage-backed securities or specific whole loans to investors on a mandatory or best efforts basis. The Company records the inventory of loans held for sale at the lower of cost or market on an aggregate basis after considering any market value changes in the loans held for sale, Locked Loans, and Forward Commitments.

MORTGAGE SERVICING RIGHTS

     On July 1, 1995, SFAS No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65," was adopted. SFAS No. 122 permits an allocation of a portion of the cost of loan origination to the rights to service mortgage loans. Approximately $5.5 million, $1.9 million, and $117,000 was capitalized relating to mortgage servicing rights ("MSRs") during 1997, 1996 and 1995, respectively. Also included in the balance of mortgage servicing rights is approximately $225,000 of rights acquired through the Firstate acquisition. As of December 31, 1997, 1996 and 1995, the unamortized portion of these MSRs were $7.1 million, $2.0 million, and $113,000, respectively. For purposes of measuring impairment, MSRs are stratified based on the loan type, interest rate and maturity of the underlying loans.

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES

     The FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which was effective for the Company's fiscal year beginning January 1, 1997. SFAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. In addition to providing further guidance related to the recording of mortgage servicing rights, SFAS 125 required that the Company classify loans held for sale which are securitized and retained in the Company's portfolio, residual interest retained and excess spread interest only strip receivable as trading assets. As a result, the Company is required to carry these assets at their current market value as of the balance sheet date with the resulting valuation adjustment recorded in the statement of operations.

     The Company uses an automated portfolio analysis system to value its mortgage servicing rights at the individual loan level. The model uses current market assumptions to determine default probabilities and prepayment speed assumptions based upon current factors to include interest rate, age, loan type, geography and demographic factors. The automated foreclosure probabilities also take into consideration the regional, demographic and behavorial characteristics. These factors are applied to each loan based on its own individual characteristics. The following table shows the amount of servicing assets which were capitalized and amortized, and the fair value of those assets as of December 31, for the periods indicated (dollars in thousands):

                                                              1997      1996     1995
                                                             ------    ------    ----
Balance, beginning of year.................................  $1,968    $  113    $ --
Rights acquired through Firstate acquisition...............     225        --      --
Capitalized servicing assets...............................   5,504     1,923     117
Amortization...............................................    (572)      (68)     (4)
                                                             ------    ------    ----
Balance, end of year.......................................  $7,125    $1,968    $113
                                                             ------    ------    ----
Fair Value of assets.......................................  $7,505    $2,289    $113
                                                             ======    ======    ====

     During December, 1997, the Company completed a securitization of $60 million of High LTV home equity loans. The assets were sold to Republic Bank Home Loan Owner Trust 1997-1 and the trust then issued

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

$57.6 million of asset backed notes and certificates. As part of that transaction the Company recorded $5.7 million of residual interest on these securities. The calculation used to determine the value of the residual interest assumed a 14% discount rate, a default rate of 2.25%, and a prepayment rate ranging from 12% through 15%.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses provides for risks of losses inherent in the credit extension process. Losses and recoveries are either charged or credited to the allowance. The Company's allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The evaluations are periodically reviewed and adjustments are recorded in the period in which changes become known.

ACCOUNTING FOR IMPAIRMENT OF LOANS

     The Company's measurement of impaired loans includes those loans which are nonperforming and have been placed on non-accrual status and those loans which are performing according to all contractual terms of the loan agreement but may have substantive indication of potential credit weakness. As of December 31, 1997, $22.8 million of loans were considered impaired by the Company. Approximately $16.0 million of these loans required valuation allowances, totaling $2.8 million, which are included within the overall allowance for loan losses at December 31, 1997. Residential mortgages and consumer loans and leases outside the scope of SFAS 114 are collectively evaluated for impairment.

     As of December 31, 1996, $19.2 million of loans were considered impaired by the Company. Approximately $16.9 million of these loans required valuation allowances, totaling $2.9 million, which were included within the overall allowance for loan losses at December 31, 1996.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, except for leasehold improvements for which the lesser of the estimated useful life of the asset or the term of the lease is used. The useful lives used in computing depreciation and amortization are as follows:

                                                              YEARS
                                                              ------
Buildings and improvements..................................      39
Furniture and equipment.....................................       7
Leasehold improvements......................................  5 - 15

     Gains and losses on routine dispositions are reflected in current operations. Maintenance, repairs and minor improvements are charged to operating expenses, and major replacements and improvements are capitalized.

OTHER REAL ESTATE

     Other real estate owned ("ORE") represents property acquired through foreclosure proceedings held for sale and real estate held for investment. ORE is net of a valuation allowance established to reduce cost to fair value. Losses are charged to the valuation allowance and recoveries are credited to the allowance. Declines in market value and gains and losses on disposal are reflected in current operations in ORE expense. Recoverable

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES costs relating to the development and improvement of ORE are capitalized whereas routine holding costs are charged to expense. The sales of these properties are dependent upon various market conditions. Management is of the opinion that such sales will result in net proceeds at least equal to present carrying values.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

     The FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which was effective for the Company's fiscal year beginning January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized. SFAS No. 121 also requires that certain assets to be disposed of be measured at the lower of carrying amount or the net realizable value. The impact of adopting SFAS No. 121 upon the results of operations of the Company was not material.

EARNINGS PER SHARE

     In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," SFAS No. 128 simplifies the method for computing and presenting earnings per share ("EPS") previously required by APB Opinion No. 15, "Earnings Per Share", and makes them comparable to international EPS standards. SFAS No. 128 is effective for periods ending after December 15, 1997, and requires restatement of all prior period EPS data and has been implemented by the Company. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

REPORTING COMPREHENSIVE INCOME

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," SFAS No. 130 establishes standards for reporting and display of comprehensive income. A specific reporting format is not required, provided the financial statements show the amount of total comprehensive income for the period. Those items which are not included in net income are required to be shown in the financial statements with appropriate footnote disclosure and the aggregate balance of such items must be shown separately from retained earnings and additional paid-in-capital in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods is required. SFAS No. 130 will have no material effect on the Company's financial statements.

DISCLOSURES ABOUT BUSINESS SEGMENTS

     In June 1997, the FASB adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way the Company reports information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports. SFAS No. 131 is effective for periods beginning after December 15, 1997. Management has implemented SFAS No. 131 in the year ended December 31, 1997, and believes its commercial banking and mortgage banking activities constitute operating segments which require additional disclosure about their respective assets, revenues, profit or loss and other operating data.

DISCLOSURES ABOUT PENSIONS AND OTHER POST-RETIREMENT BENEFITS

     In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosure about Pensions and Other Retirement Benefits," (SFAS No. 132). SFAS No. 132 revises the disclosure requirements for employees'

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES pensions and other post-retirement benefit plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997, earlier application is encouraged. Management has implemented SFAS No. 132 in the year ended December 31, 1997.

INCOME TAXES

     The Company follows the liability method which establishes deferred tax assets and liabilities for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a more-likely-than-not criterion is met, that is, unless a greater than 50% probability exists that the tax benefits will not actually be realized sometime in the future.

     Effective April 1, 1995, federal regulations restricted the amount of deferred tax assets that can be used to meet regulatory capital requirements to an amount that the institution expects to realize within one year, or 10% of Tier 1 capital, whichever is less.

     The Company and its subsidiaries file consolidated tax returns with the federal and state taxing authorities. A tax sharing agreement exists between the Company and its subsidiaries whereby taxes for the subsidiaries are computed as if the subsidiaries were separate entities. Amounts to be paid or credited with respect to current taxes are paid to or received from the Company.

PREMIUM ON DEPOSITS

     A premium on deposits is recorded for the difference between cash received and the carrying value of deposits acquired in purchase transactions. This premium is being amortized on a straight-line basis over three to four years. Approximately $202,000 and $527,000 was included in other assets in the accompanying financial statements, as of December 31, 1997, and 1996.

STOCK-BASED COMPENSATION PLANS

     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Effective in 1996, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), which requires that companies not electing to account for stock-based compensation as prescribed by the statement, disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used are to determine the pro forma effects of SFAS No. 123.

CASH EQUIVALENTS

     For purposes of preparing the Consolidated Statements of Cash Flows, cash equivalents are defined to include cash and due from banks, interest-bearing deposits in banks, and federal funds sold.

RECLASSIFICATIONS

     Certain reclassifications have been made to prior period financial statements to conform with the 1997 financial statement presentation.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

3.  INVESTMENT SECURITIES:

     The Company's investment securities consisted primarily of U.S. Treasury Bills, Notes, and Agencies. The investment securities of the Company at December 31, 1997 and 1996, are summarized as follows (in thousands):

                                                 AMORTIZED   UNREALIZED   UNREALIZED   MARKET
                                                   COST        GAINS        LOSSES      VALUE
                                                 ---------   ----------   ----------   -------
AT DECEMBER 31, 1997:
  Available-for-sale securities:
     U.S. Government Treasuries................   $10,512       $ 9          $ --      $10,521
     U.S. Agencies.............................     4,000        14            --        4,014
     Revenue bond..............................     1,545        --            --        1,545
                                                  -------       ---          ----      -------
          Total U.S. Treasuries & Federal
            Agency Notes.......................   $16,057       $23          $ --      $16,080
                                                  =======       ===          ====      =======
AT DECEMBER 31, 1996:
  Available-for-sale securities:
     U.S. Government Treasuries................   $72,905       $--          $(53)     $72,852
     Revenue Bond..............................     1,545        --            --        1,545
                                                  -------       ---          ----      -------
          Total available for sale.............    74,450        --           (53)      74,397
  Trading securities:
     U.S. Agencies.............................     4,000        32            --        4,032
                                                  -------       ---          ----      -------
          Total U.S. Treasuries & Federal
            Agency Notes.......................   $78,450       $32          $(53)     $78,429
                                                  =======       ===          ====      =======

                                                               1997       1996
                                                              -------    -------
BOOK VALUE AT DECEMBER 31:
  Available-for-sale securities:............................  $16,080    $74,397
  Trading Securities........................................       --      4,032
                                                              -------    -------
          Total U.S. Treasuries & Federal Agency Notes......  $16,080    $78,429
                                                              =======    =======

     The amortized cost and estimated market value of investment securities at December 31, 1997, by contractual maturity are shown below (in thousands):

                                                               AVAILABLE-FOR-SALE
                                                       ----------------------------------
                                                                    ESTIMATED    WEIGHTED
                                                       AMORTIZED     MARKET      AVERAGE
                                                         COST         VALUE       YIELD
                                                       ---------    ---------    --------
Due in 1 year or less................................   $10,512      $10,521       5.68%
Due after 1 year through 5 years.....................     1,545        1,545       8.60
Due after 5 years....................................     4,000        4,014       7.45
                                                        -------      -------
          Total......................................   $16,057      $16,080       6.40%
                                                        =======      =======

     Proceeds from sales of U.S. Treasury and Federal Agency Notes during the years ended 1997, 1996 and 1995, were $55,092,000, $7,545,000, and $2,972,000, respectively. Gross losses of $7,109, $0, and $27,891 were realized for the years ended December 31, 1997, 1996 and 1995. Gross gains of $193,218, $45,404, and $0, were realized during the years ended December 31, 1997, 1996 and 1995, respectively. U.S. Treasuries and Federal Agency Notes with a par value of $10,500,000 and $19,000,000 at December 31, 1997 and 1996, respectively, were pledged to secure public deposits and for other purposes. Net unrealized holding gains on

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES trading securities of $764,000, $26,000, and $101,000 were included in income during 1997, 1996, and 1995, respectively.

4.  MORTGAGE-BACKED SECURITIES:

     Mortgage-backed securities ("MBS"), sometimes referred to as pass-through certificates, represent an interest in a pool of loans. The securities are issued by three government agencies or corporations: (i) the Government National Mortgage Association ("GNMA"), (ii) the Federal Home Loan Mortgage Corporation ("FHLMC") and (iii) the Federal National Mortgage Association ("FNMA"). During 1997 and 1996 the Company securitized loans with a carrying value of $17,923,000 and $6,282,000, respectively. MBS securities held to maturity are recorded at amortized cost, while securities available-for-sale and trading are recorded at estimated market value. Mortgage-backed securities are summarized as follows (in thousands):

                                                 AMORTIZED   UNREALIZED   UNREALIZED   MARKET
                                                   GAINS       GAINS        LOSSES      VALUE
                                                 ---------   ----------   ----------   -------
AT DECEMBER 31, 1997:
  Available for sale securities:
     GNMA securities...........................   $41,395      $ 648        $  --      $42,043
     FHLMC securities..........................     5,963         --           (9)       5,954
     FNMA securities...........................     6,644        104           (2)       6,746
     Other MBS securities......................       716          8           --          724
                                                  -------      -----        -----      -------
          Total MBS available for sale.........   $54,718      $ 760        $ (11)     $55,467
                                                  =======      =====        =====      =======
  Trading securities:
     GNMA securities...........................   $16,346      $ 478        $  --      $16,824
     FNMA Title 1 securities...................     1,200         --           --        1,200
     Republic Bank Owner Trust 1997-1 M2.......     4,350         --           --        4,350
     Republic Bank Owner Trust 1997-1 B........     4,350         --           --        4,350
     Republic Bank Owner Trust 1997-1-
       Overcollateralization...................     2,400         --           --        2,400
     Residual interest.........................     5,845         --           --        5,845
     Excess spread interest only strip
       receivable..............................     2,077         --           --        2,077
                                                  -------      -----        -----      -------
          Total MBS trading securities.........   $36,568      $ 478        $  --      $37,046
                                                  =======      =====        =====      =======
AT DECEMBER 31, 1996:
  Available for sale securities:
     Mortgage-backed securities................   $61,560      $ 108        $(219)     $61,449
     Collateralized mortgage backed
       obligations.............................        --         --           --           --
     Excess spread interest only strip
       receivable..............................       588         --           --          588
                                                  -------      -----        -----      -------
          Total MBS available for sale.........   $62,148      $ 108        $(219)     $62,037
                                                  =======      =====        =====      =======
     Trading Securities:
     Mortgage-backed securities................   $    --      $  --        $  --      $    --
     Collateralized mortgage backed
       obligations.............................     5,554         --           (6)       5,548
     Excess spread interest only strip
       receivable..............................        --         --           --           --
                                                  -------      -----        -----      -------
          Total MBS trading securities.........   $ 5,554      $  --        $  (6)     $ 5,548
                                                  =======      =====        =====      =======

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

                                                 AMORTIZED   UNREALIZED   UNREALIZED   MARKET
                                                   GAINS       GAINS        LOSSES      VALUE
                                                 ---------   ----------   ----------   -------
  Held to maturity securities:
     Mortgage-backed securities................   $15,343      $ 218        $ (47)     $15,514
     Collateralized mortgage backed
       obligations.............................        --         --           --           --
     Excess spread interest only strip
       receivable..............................        --         --           --           --
                                                  -------      -----        -----      -------
          Total MBS securities held to
            maturity...........................   $15,343      $ 218        $ (47)     $15,514
                                                  =======      =====        =====      =======

                                                               1997      1996
                                                              -------   -------
BOOK VALUE AT DECEMBER 31:
  Held to maturity securities...............................  $    --   $15,343
  Available for sale securities.............................   55,467    62,037
  Trading securities........................................   37,046     5,548
                                                              -------   -------
          Total MBS.........................................  $92,513   $82,928
                                                              =======   =======

                                                               1997      1996
                                                              -------   -------
BOOK VALUE AT DECEMBER 31:
  Held to maturity securities...............................  $    --   $15,343
  Available for sale securities.............................   55,467    62,037
  Trading securities........................................   37,046     5,548
                                                              -------   -------
          Total MBS.........................................  $92,513   $82,928
                                                              =======   =======

     The trading asset category at December 31, 1997, included $2.1 million in excess spread on mortgage servicing rights, $8.7 million of securities purchased from the Company's securitization of High LTV Loans in December 1997 and the $8.2 million residual interest in cash flows from that securitization. The Company has recorded these assets at what it believes to be their fair market value, however, there is no ready market for residuals in cash flows from securitization of High Loan-to-Value Loans.

     At December 31, 1997, all MBS securities available for sale were scheduled to reprice in one year or less. The amortized cost and estimated market value of the MBS portfolio at December 31, 1997, by contractual maturity are shown below (in thousands). Actual maturities may differ from contractual maturities as a result of prepayments of the underlying mortgages:

                                                                       ESTIMATED   WEIGHTED
                                                           AMORTIZED    MARKET     AVERAGE
                                                             COST        VALUE      YIELD
                                                           ---------   ---------   --------
Due 5 -- 10 years........................................   $   716     $   724      7.39%
Due after 10 years.......................................    90,570      91,789      6.86%
                                                            -------     -------
          Total..........................................   $91,286     $92,513      6.87%
                                                            =======     =======

     Proceeds from sales of MBS securities during the years ended December 31, 1997, 1996 and 1995 were $59,111,000, $47,750,000 and $17,487,000, respectively.
Gross gains of $359,511, $495,837 and $130,038 and gross losses of $1,890,
$85,845 and $9,000, respectively, were realized on these sales. Mortgage backed securities with a par value of $29.3 million and a market value of $30.0 million were pledged to secure repurchase agreements at December 31, 1997.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

5.  LOANS AND LOANS HELD FOR SALE:

     Loans and loans held for sale at December 31, 1997 and 1996, are summarized as follows (in thousands):

                                                                 1997         1996
                                                              ----------   ----------
Real estate mortgage loans:
One-to-four family residential..............................  $  644,235   $  494,955
Multi-family residential....................................      86,835       90,745
Commercial real estate......................................     265,153      224,715
Construction/land development...............................      50,203       42,206
Home equity loans...........................................      44,389       23,622
Commercial loans............................................      36,515       37,626
Consumer loans..............................................      26,072       21,845
Other loans.................................................         442        1,294
                                                              ----------   ----------
          Total gross portfolio loans.......................   1,154,031      937,008
Less-allowance for loan losses..............................     (20,776)     (18,747)
Less-undisbursed loans in process...........................          --      (10,824)
Less-premiums and unearned discounts on loans purchased.....      (3,273)      (4,731)
Less-unamortized loan fees..................................      (1,027)        (671)
                                                              ----------   ----------
          Total loans held for portfolio....................   1,128,955      902,035
Residential loans held for sale.............................     151,404       46,593
                                                              ----------   ----------
          Total loans.......................................  $1,280,359   $  948,628
                                                              ==========   ==========

     Mortgage loans serviced for others as of December 31, 1997 and 1996, were $370,106,000 and $224,311,000, respectively. Loans on which interest was not being accrued totaled approximately $26,959,000, $19,409,000, and $16,229,000 at December 31, 1997, 1996 and 1995, respectively. Had interest been accrued on these loans at their originally contracted rates, interest income would have been increased by approximately $2,138,000, $1,661,000, and $1,729,000 in the years ended December 31, 1997, 1996 and 1995, respectively. Loans past due 90 days or more and still accruing interest at December 31, 1997 and 1996, totaled approximately $196,000 and $113,000, respectively. The Company restructured loans totaling $0 and $2,516,000 during 1997 and 1996, respectively.

6.  ALLOWANCE FOR LOAN LOSSES:

     Changes in the allowance for loan losses were as follows (in thousands):

                                                                FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                            ---------------------------
                                                             1997      1996      1995
                                                            -------   -------   -------
  BALANCE, beginning of year..............................  $18,747   $20,048   $15,272
Provision for possible loan losses........................    2,628     2,582     2,162
Allowance from Firstate acquisition.......................      132        --        --
Discount on purchased loans allocated to (from) allowance
  for loan losses.........................................       39    (1,732)    7,658
Loans charged off.........................................   (1,003)   (2,448)   (5,536)
Recoveries of loans charged off...........................      223       297       492
                                                            -------   -------   -------
  BALANCE, end of year....................................  $20,776   $18,747   $20,048
                                                            =======   =======   =======

     While management believes that the allowance for loan losses is adequate at December 31, 1997, based on currently available information, future additions to the allowance may be necessary due to changes in

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES economic conditions, deterioration of creditworthiness of the borrower, the value of underlying collateral or other factors. Additionally, the Florida Department of Banking and Finance, the FDIC, and the Federal Reserve, as an integral part of their regular examination process, periodically review the allowance for loan losses. These agencies may require additions to the allowance based on their judgments about information available to them at the time of examination.

     The portion of the allowance for loan losses which arose due to the allocation of discounts on purchased loans may only be used to absorb losses on the related acquired loans. As of December 31, 1997 and 1996, approximately $6,197,000 and $7,150,000 of the allowance had arisen through an allocation of discounts on purchased loans.

7.  PREMISES AND EQUIPMENT:

     Premises and equipment at December 31, 1997 and 1996, included (in thousands):

                                                                1997      1996
                                                              --------   -------
Land........................................................  $  7,202   $ 6,249
Buildings and improvements..................................    19,354    14,370
Furniture and equipment.....................................    16,008    12,634
Leasehold improvements......................................     2,279     1,051
Construction in progress....................................     1,137       268
                                                              --------   -------
          Total premises and equipment......................    45,980    34,572
Less-accumulated depreciation and amortization..............   (12,677)   (9,533)
                                                              --------   -------
  Premises and equipment, net...............................  $ 33,303   $25,039
                                                              ========   =======

8.  OTHER REAL ESTATE (ORE):

     State banking regulations require the Company to dispose of all ORE acquired through foreclosure within five years of acquisition, with a possibility for additional extensions, each of up to five years. Failure to receive additional extensions could result in losses on ORE. There were three ORE properties totaling approximately $3,451,000 at December 31, 1997, which were required to be disposed of by year end. The Company has been granted an extension on these properties by the State of Florida. The largest piece of these properties is a tract of land carried at $2.6 million acquired through foreclosure in 1988 that has partially been developed as a shopping center site. The FDIC has also granted an extension of the holding period on this property. The Bank currently has a firm commitment to sell a substantial portion of the second largest property, with a book value of approximately $597,000, for an amount in excess of the current book value. While the current appraisal on this property indicates that the market value of the tract exceeds its book value, a sale to a party other than an end-user could result in proceeds below the current book value.

     During 1995, the former headquarter building was vacated and that space was leased to a third party. Since that building was no longer used for banking purposes, approximately $2,498,000 was transferred from premises and equipment to ORE held for investment. During 1996, this building was sold and a gain of $1,207,000 was recorded.

     Loans converted to ORE through foreclosure proceedings totaled $6,471,000, and $7,249,000, for the years ended December 31, 1997 and 1996, respectively. Sales of ORE that were financed by the Company totaled $113,000 and $6,572,000 for the years ended December 31, 1997 and 1996, respectively.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

     Changes in the valuation allowance for ORE were as follows (in thousands):

                                                                 FOR THE YEARS ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                               1997     1996     1995
                                                              ------   ------   -------
BALANCE, beginning of year..................................  $2,672   $2,090   $ 4,043
Provision...................................................     530      111       240
Charge-offs, net............................................      77      471    (2,193)
                                                              ------   ------   -------
BALANCE, end of year........................................  $3,279   $2,672   $ 2,090
                                                              ======   ======   =======

9.  INCOME TAXES:

     Income taxes are comprised of the following (in thousands):

                                                                 FOR THE YEARS ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                               1997      1996     1995
                                                              -------   ------   ------
Current provision...........................................  $ 7,991   $3,728   $2,528
Deferred benefit............................................   (1,895)    (693)     (12)
                                                              -------   ------   ------
                                                              $ 6,096   $3,035   $2,516

     At December 31, 1997, the Company had approximately $7,061,000 of remaining federal and $8,784,000 of state net operating loss carryforwards. These carryforwards expire in the years 2005 through 2012.

     Following the change of ownership in 1993, and the two acquisitions in 1997, recognition of net operating loss carryforwards are limited to approximately $571,000 each year under the rules of IRC Section 382. If the full amount of the limitation is not used in any years, the amount not used increases the allowable limit in the subsequent year.

     Deferred tax assets and liabilities were comprised of the following at December 31, 1997 and 1996 (in thousands):

                                                               1997      1996
                                                              -------   -------
Gross deferred tax assets:
  Tax bases over financial bases for loans (loan loss
     allowance and discounts)...............................  $ 6,091   $ 3,643
  Financial amortization of premium over tax amortization...      701       646
  Interest on non-accrual loans.............................      522       452
  Tax bases over financial bases for ORE....................    1,516     1,346
  Net operating losses and tax credit carryforward..........    2,717     2,039
  Mark-to-market-loans held for sale........................    1,268       232
  Other.....................................................      457       149
                                                              -------   -------
          Gross deferred tax asset..........................   13,272     8,507
          Gross deferred tax liabilities....................   (3,315)   (2,318)
                                                              -------   -------
          Net deferred tax asset............................  $ 9,957   $ 6,189
                                                              =======   =======

     There were no valuation allowances against the deferred tax asset as management has determined that it is more likely than not that all of the deferred tax asset recorded will be realized. The net deferred tax asset increased during 1997 and 1996 by approximately $352,000 and $63,000, respectively, relating to the unrealized gain on available for sale securities which is recorded directly to stockholders' equity.

     Through the merger of FFO, the Company acquired an unrecognized deferred tax liability of approximately $2,700,000 related to base year reserves calculated under the thrift bad debt percentage method. If

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES during any taxable year, the Company ceases to be a bank, these reserves shall be taken into account ratably over the six taxable year period beginning with such taxable year.

     The Company's effective tax rate varies from the statutory rate of 34%. The reasons for this difference are as follows (in thousands):

                                                                FOR THE YEARS ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                               1997     1996     1995
                                                              ------   ------   ------
Computed "expected" tax provision...........................  $5,454   $2,862   $ 3,37
Increase (reduction) of taxes:..............................     (20)     (22)     (27)
  Tax-exempt interest income
     Valuation allowance....................................      --       --     (355)
Goodwill amortization.......................................     122       --       --
Amortization of excess of fair value over purchase price....      --       --     (536)
State taxes.................................................     578      304      298
Other.......................................................     (38)    (109)    (241)
                                                              ------   ------   ------
          Total.............................................  $6,096   $3,035   $2,516
                                                              ======   ======   ======

10.  OTHER BORROWINGS:

     At December 31, 1997, the Company was required by its collateral agreement with the FHLB to maintain qualifying first mortgage loans in an amount equal to at least 100% of the FHLB advances outstanding as collateral. The FHLB advances at December 31, 1997 and 1996, were collateralized by such loans and securities totaling $35.0 million and $32.2 million, respectively. In addition, all of the Company's FHLB stock is pledged as collateral for such advances.

     Maturities and average interest rates of advances from the FHLB as of December 31, 1997 and 1996, were as follows (in thousands):

                                                                            BALANCE AT
                     MATURITIES IN                                         DECEMBER 31,
                      YEAR ENDING                           WEIGHTED     ----------------
                      DECEMBER 31,                        AVERAGE RATE    1997      1996
--------------------------------------------------------  ------------   -------   ------
  1997..................................................       6.95%     $    --   $7,000
  1998..................................................       6.50       35,000       --
                                                                         -------
          Total.........................................    $35,000                $7,000
                                                            =======                ======

     On December 27, 1996, the Company issued $6,000,000 in convertible subordinated debentures at a fixed interest rate of 6.00%, interest payable semi-annually, with a maturity of December 1, 2011. The Company had the right to redeem the debentures beginning in 2001 at 106% of face value, with the premium declining 1% per year thereafter and without any premium if the price of the Company's common stock equals or exceeds 130% of the conversion price for not less than 20 consecutive trading days. During 1997, the Company's common stock exceeded 130% of the conversion price of $17.85714 for more than 20 consecutive days. As a result, the Company notified the trustee of its intention to redeem the debentures as of December 1, 1997. All of the holders converted their debentures prior to this date into a total of 336,000 shares of common stock.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

11.  OFF-BALANCE-SHEET RISK, COMMITMENTS AND CONTINGENCIES:

CONCENTRATION OF CREDIT RISK

     The Company's core customer loan origination base is located along the west coast and in central Florida. The majority of the Company's purchased loan portfolio is concentrated in the states of Florida, California, Texas, and in the northeastern United States. At December 31, 1997 and 1996, approximately 95% and 94%, respectively, of the Company's loan portfolio was secured by real estate. Mortgage loans secured by 1-4 family properties comprised approximately 56% and 53%, respectively, of total mortgage loans at December 31, 1997 and 1996.

OFF-BALANCE-SHEET ITEMS

     The Company enters into financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to limit exposure to changes in the value of loans held for sale. These financial instruments include commitments to extend credit, commercial and standby letters of credit, and forward contracts for the delivery of loans. These instruments involve, to varying degrees, elements of credit and interest-rate risk that are not recognized in the accompanying consolidated balance sheets.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments discussed above is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     A summary of financial instruments with off-balance-sheet risk at December 31, 1997, is as follows (in thousands):

                                                              CONTRACTUAL
                                                                AMOUNT
                                                              -----------
Commitments to extend credit................................   $ 76,698
Unfunded lines of credit....................................    156,013
Commercial and standby letters of credit....................     12,168
                                                               --------
          Total.............................................   $244,879
                                                               ========

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary upon extension of credit is based on management's credit evaluation of the counter party. Collateral held varies but may include premises and equipment, inventory and accounts receivable. Unfunded lines of credit represent the undisbursed portion of lines of credit which have been extended to customers.

     Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party which typically do not extend beyond one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company typically holds certificates of deposit as collateral supporting those commitments, depending on the strength of the borrower. Outstanding unsecured standby letters of credit at December 31, 1997, totaled approximately $3,269,000.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

     At December 31, 1997, in connection with managing the interest rate market risk on its loans held for sale of $151,404,000 and locked loans (without consideration for any fallout) of $56,097,000, the Company had outstanding $32,040,000 (estimated fair value of $31,910,000) of Forward Commitments which expire over the next two months, the period when the loans are expected to be sold and locked loans are expected to close.

     The Company reduces its risk of nonperformance under the hedging contracts by entering into those contracts with reputable security dealers and investors and evaluating their financial condition. However, there is a risk that certain of the locked loans do not close or are renegotiated in a declining interest rate market and close at lower prices. The Company reduces this risk by collecting nonrefundable commitment fees on certain of the locked loans and enters into forward commitments to deliver loans to investors primarily on a best efforts basis.

COMMITMENTS

     The Company has entered into a number of noncancelable operating leases primarily for branch banking locations. At December 31, 1997, minimum rental commitments based on the remaining noncancelable lease terms were as follows (in thousands):

1998........................................................  $ 3,077
1999........................................................    2,895
2000........................................................    2,403
2001........................................................    2,197
2002........................................................    1,891
Thereafter..................................................       --
                                                              -------
          Gross operating lease commitments.................   12,463
Less-sublease rentals.......................................    (1,60)
          Net operating lease commitments...................  $10,843
                                                              =======

     Total rent expense for the years ended December 31, 1997, 1996 and 1995, was $2,546,000, $2,031,000, and $1,372,000, respectively. Total rental income from subleases for the years ended December 31, 1997, 1996 and 1995, was $582,000, $1,031,000, and $1,190,000, respectively.

     During 1994 a capital lease obligation of approximately $981,000 was incurred related to the leasing of data processing equipment with an implicit rate of 7.49%. Minimum lease payments under this capital lease are approximately $214,000 in 1998 and $107,000 in 1999. In addition, the Company is obligated to make processing payments in relation to its computer facilities of approximately $1,545,000 in 1998, $1,653,000 in 1999, $1,759,000 in 2000, and $293,000 in
2001.

CONTINGENCIES

     The Company is subject to various other legal proceedings and claims which arise in the normal course of business. In the opinion of management, the amount of liability with respect to these other proceedings would not have a material effect on the financial statements.

12.  EMPLOYEE BENEFIT PLANS:

     On January 1, 1987, a retirement plan was adopted, covering substantially all employees, which includes a 401(k) arrangement. The Company's contributions were $437,200, $186,900, and $107,200 in the years ended December 31, 1997, 1996 and 1995, respectively.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Generally, the Company's practice and intent is to hold its financial instruments to maturity, unless otherwise designated. Where available, quoted market prices are used to determine fair value. However, many of the Company's financial instruments lack quoted market prices. Although the Company has incorporated what it considers to be appropriate estimation methodologies for those financial instruments which lack quoted market prices, a significant number of assumptions must be used in determining such estimated fair values. Such assumptions include subjective assessments of current market conditions, perceived risks associated with these financial instruments and other factors. Different assumptions might be considered by the user of the financial statements to be more appropriate, and the use of alternative assumptions or estimation methodologies could have a significant effect on the resulting estimated fair values. The estimated fair values presented neither include nor give effect to the values associated with the Company's business, existing customer relationships, and branch banking network, among other things.

     The following estimates of the fair value of certain financial instruments held by the Company include only instruments that could reasonably be evaluated. The investment and mortgage backed securities portfolio was evaluated using market quotes, where available, or fair market value calculations as of December 31, 1997 and 1996. The fair value of the loan portfolio was evaluated using market quotes for similar financial instruments, where available. Otherwise, discounted cash flows at current market, after adjusting for credit deterioration and an average prepayment assumption, were used based upon current rates the Company would use in extending credit with similar characteristics. These rates may not necessarily be the same as those which might be used by other financial institutions for similar loans. Cash and due from banks and federal funds sold were valued at cost. The fair values disclosed for checking accounts, savings accounts, securities sold under agreements to repurchase, and certain money market accounts are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for time deposits are estimated using a discounted cash flow calculation that applies current interest rates to aggregated expected maturities. Standby letters of credit and commitments to extend credit were valued at book value as the majority of these instruments are based on variable rates. The value of the Company's mortgage servicing rights was determined using the net discounted cash flows from servicing.

     These evaluations may incorporate specific value to the Company in accordance with its asset/liability strategies, interest rate projections and business plans at a specific point in time and therefore, should not necessarily be viewed as liquidation value. They should also not be used in determining overall value of the Company due to undisclosed and intangible aspects such as business and franchise value, and due to changes to assumptions of interest rates and expected cash flows which might need to be made to reflect expectations of returns to be earned on instruments with higher credit risks.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

     The table below illustrates the estimated fair value of the Company's financial instruments as of December 31 using the assumptions described above (in thousands):

                                                                1997        1996
                                                              ---------   ---------
Cash and due from banks.....................................  $  45,998   $  34,109
                                                              =========   =========
Interest bearing deposits in banks..........................        671      11,783
                                                              =========   =========
Federal funds sold..........................................     33,000       8,000
                                                              =========   =========
Investment and mortgage backed securities...................    108,593     161,304
                                                              =========   =========
Loans and loans held for sale (net of allowance for loan
  losses)...................................................  1,306,678     991,635
                                                              =========   =========
Mortgage servicing rights...................................        269       1,690
                                                              =========   =========
Deposits....................................................  1,365,824   1,119,888
                                                              =========   =========
Securities sold under agreements to repurchase..............     19,654      15,372
                                                              =========   =========
FHLB stock..................................................     35,000       7,000
                                                              =========   =========
Subordinated debt...........................................         --       6,000
                                                              =========   =========
Standby letters of credit...................................     12,168       7,415
                                                              =========   =========
Commitments to extend credit and unfunded lines of credit...    232,711     121,420
                                                              =========   =========

14.  STOCKHOLDERS' EQUITY:

PERPETUAL PREFERRED CONVERTIBLE STOCK

     The Company has 75,000 outstanding shares of perpetual preferred convertible stock. The preferred stock has a liquidation preference of $88 per share and carries a noncumulative dividend of $3.52 per year, payable quarterly. Dividends on the preferred stock must be paid before any dividends on common stock can be paid. Beginning December 16, 1994, and thereafter, the preferred stock can be converted by the holders into 10 shares of common stock for each share of preferred stock. The holders of the preferred stock vote with the holders of the common stock and are entitled to 10 votes per share of preferred stock.

DIVIDENDS

     Florida Statutes limit the amount of dividends the Bank can pay in any given year to that year's net income plus retained net income from the two preceding years. Additionally, the Bank and the Company cannot pay dividends which would cause either to be undercapitalized as defined by federal regulations.

1993 NON-QUALIFIED STOCK OPTION PLAN

     On May 28, 1993, the Company adopted a non-qualified stock option plan (the Option Plan) which reserved 80,000 shares of common stock for future issuance under the Option Plan to eligible employees of the Company. As of December 31, 1997, 60,000 options were granted under the Option Plan and 30,000 were outstanding. The per share exercise price of each stock option is determined by the Board of Directors at the date of grant. The plan terminates in 2003 or at the discretion of the Board of Directors.

1995 INCENTIVE STOCK OPTION PLAN

     On April 29, 1994, the shareholders approved a qualified incentive stock option plan to certain key employees. In connection with the Company's holding company reorganization and share exchange in which all of the Company's stockholders became stockholders of the Company, the Company adopted the Republic

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

Bancshares, Inc. 1995 Stock Option Plan (the "Plan") as a replacement for the Company's 1994 Stock Option Plan. The Plan was approved by the stockholders of the Bank at the Bank's Special Meeting held on February 27, 1996. On April 23, 1996, the shareholders approved certain amendments to the Plan (the "Amendment"). Under the Amendment, the total number of shares that may be purchased pursuant to the plan cannot exceed 525,000 over the life of the plan and provides that the maximum number of options granted to any one individual in any fiscal year under the plan cannot exceed 62,000. There is no limitation on the annual aggregate number of options to be granted in any fiscal year. Each option granted under the plan will be exercisable by the grantee during a term, not to exceed 10 years, fixed by the compensation committee of the Board of Directors ("the Committee"). However, no more than 20% of the shares subject to such options shall vest annually beginning at date of grant. However, in the event of a change in control, or termination of employment without cause, all options granted become exercisable immediately. Options under the plan, which have been granted to the employees of the Flagship/Capital mortgage banking division of the Company, vest at the rate of 20% at the end of each 12-month period over five years, contingent upon that division meeting specified net income performance goals as set by the Board of Directors. If the performance goal for each year is not met, then the options that would have become exercisable at the end of the 12-month period shall expire and be null and void. In addition, options granted to employees of this division shall not vest and become exercisable if there is a change in control or a termination of employment without cause, until the performance goal for at least one year has been met.

     Upon the grant of an option to a key employee, the Committee will fix the number of shares of common stock that the grantee may purchase upon exercise of the option, and the price at which the shares may be purchased. The exercise price for all options shall not be less than the fair market value. During 1997, 1996 and 1995, options to purchase 80,500, 270,900 and 59,700 shares, respectively, under the incentive stock option plan were granted. Of the options previously granted, 59,380 shares have expired, thereby making these options available for future grants. As of December 31, 1997, 408,750 options remained outstanding under this plan, with 116,250 available to be granted at a future time.

1997 STOCK APPRECIATION RIGHTS PLAN

     On October 21, 1997, the Board of Directors of the Company approved a Stock Appreciation Rights Plan (the "SAR Plan"). Under the SAR Plan, certain key employees have been granted the right to receive cash equal to the excess of the fair market value of a share of the Company's common stock at the time of exercise, over the fair market value of a share of the Company's common stock at date of grant, times the number of rights exercised. As of December 31, 1997, 40,250 SAR's had been granted at the then current market value of $26.675. No more than 20% of the shares may vest annually by beginning at date of grant. The term of an SAR may vary, but shall not be less than one year nor more than 10 years from the date of grant.

     The Company records compensation expense equal to the appreciation of the fair market value of the stock times the number of outstanding stock appreciation rights. As of December 31, 1997, there had been no appreciation of the Company's common stock over the fair market value at date of grant. Therefore, no compensation expense had been recorded.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

AGGREGATE STOCK OPTION ACTIVITY

     The Company adopted SFAS No. 123 for disclosure purposes in 1996. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions (weighted averages) for 1997, 1996 and 1995: risk-free interest rate of 5.35%, 6.50% and 6.03%, respectively, expected life of seven years, dividend rate of zero percent, and expected volatility of 30.9% for 1997 and 25% for 1996 and 1995. The approximate fair value of the stock options granted in 1997, 1996, and 1995 is $959,000, $1,583,000 and $347,000,
respectively, which would be amortized as compensation expense over the vesting period of the options. Options vest equally over five years. Had compensation cost been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and earnings per share as reported would have been the following pro forma amounts (in thousands except share data):

                                                               1997     1996     1995
                                                              ------   ------   ------
Net Income
  As reported...............................................  $8,571   $4,879   $6,916
  Pro Forma.................................................   8,210    4,683    6,873
Earnings per share-diluted
  As reported...............................................    1.21      .74     1.10
  Pro forma.................................................    1.16      .71     1.10
Earnings per share-basic
  As reported...............................................    1.40      .83     1.26
  Pro forma.................................................    1.34      .80     1.25

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years. A summary of the status of the Company's stock option plans at December 31, 1997, 1996 and 1995, and for the years then ended is presented in the table below:

                                           1997                 1996                 1995
                                    ------------------   ------------------   ------------------
                                    WTD AVG              WTD AVG              WTD AVG
                                    SHARES    EX PRICE   SHARES    EX PRICE   SHARES    EX PRICE
                                    -------   --------   -------   --------   -------   --------
Fixed Options
Outstanding -- beg. of year.......  196,470    $11.87    131,810    $11.00     81,500    $ 8.75
Granted...........................   82,999     25.94     70,900     13.63     59,700     14.00
Exercised.........................  (21,300)    11.80         --        --     (3,170)     9.58
Forfeited/Expired.................   (6,920)    13.04     (6,240)    13.42     (6,220)    11.06
                                    -------              -------              -------
Outstanding -- end of year........  251,249     16.38    196,470     11.87    131,810     11.00
                                    =======              =======              =======
Exercisable -- end of year........  118,979     12.52     92,530     10.29     45,112      9.07
Wtd. avg. fair value of options
  granted.........................              11.91                 5.84                 5.81
Performance Options
Outstanding -- beg. of year.......  200,000    $13.63    200,000    $13.63         --        --
Granted...........................       --        --         --        --         --        --
Exercised.........................       --        --         --        --         --        --
Forfeited/Expired.................  (40,000)    13.63         --        --         --        --
                                    -------              -------              -------
Outstanding -- end of year........  160,000     13.63    200,000     13.63         --        --
                                    =======              =======              =======
Exercisable -- end of year........       --        --         --        --         --        --
Wtd. avg. fair value of options
  granted.........................                 --                 5.84         --

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

                OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
----------------------------------------------------   -------------------------------------------------
    NUMBER       WEIGHTED-AVERAGE                           NUMBER        EXERCISABLE
   RANGE OF        OUTSTANDING         REMAINING       WEIGHTED-AVERAGE       AT        WEIGHTED-AVERAGE
EXERCISE PRICE     AT 12/31/97      CONTRACTUAL LIFE    EXERCISE PRICE     12/31/97      EXERCISE PRICE
--------------   ----------------   ----------------   ----------------   -----------   ----------------
          2.13         2,499           1.00 years           $ 2.13           2,499           $ 2.13
    5.40-10.50        61,610           5.89 years             8.02          54,040             7.67
   13.63-14.00       266,640           8.19 years            13.69          46,340            13.83
         26.68        80,500           9.79 years            26.68          16,100            26.68

15.  EARNINGS PER SHARE:

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

     Diluted earnings per common and common equivalent share has been computed by dividing net income by the weighted average common and common equivalent shares outstanding during the periods. The weighted average common and common equivalent shares outstanding has been adjusted to include the number of shares that would have been outstanding if the stock options granted had been exercised, at the average market price for period, with the proceeds being used to buy shares from the market (i.e., the treasury stock method) and the perpetual preferred stock and the convertible subordinated debentures had been converted to common stock at the earlier of the beginning of the year or the issue date (i.e., the if-converted method). Basic earnings per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. The table below reconciles the calculation of diluted and basic earnings per share (dollars in thousands, except share data):

                                                                         1997
                                                            -------------------------------
                                                                      WEIGHTED     EARNINGS
                                                             NET       SHARES        PER
                                                            INCOME   OUTSTANDING    SHARE
                                                            ------   -----------   --------
Net Income................................................  $8,571    6,128,014
Basic earnings per share..................................                          $1.40
Options exercised during the period -- incremental effect
  prior to exercise.......................................      --        5,198
Options outstanding at end of period......................      --      117,835
Convertible perpetual preferred stock.....................      --      750,000
Convertible subordinated debentures -- incremental effect
  prior to conversion.....................................     245      300,452
                                                            ------    ---------     -----
Diluted earnings per share................................  $8,816    7,301,499     $1.21
                                                            ======    =========     =====

                                                                         1996
                                                            -------------------------------
                                                                      WEIGHTED     EARNINGS
                                                             NET       SHARES        PER
                                                            INCOME   OUTSTANDING    SHARE
                                                            ------   -----------   --------
Net Income................................................  $4,879    5,857,174
Basic earnings per share..................................                          $0.83
Options exercised during the period -- incremental effect
  prior to exercise.......................................      --           --
Options outstanding at end of period......................      --       19,430
Convertible perpetual preferred stock.....................      --      750,000
Convertible subordinated debentures -- incremental effect
  prior to conversion.....................................      --           --        --
                                                            ------    ---------     -----
Diluted earnings per share................................  $4,879    6,626,604     $0.74
                                                            ======    =========     =====

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

                                                                         1995
                                                            -------------------------------
                                                                      WEIGHTED     EARNINGS
                                                             NET       SHARES        PER
                                                            INCOME   OUTSTANDING    SHARE
                                                            ------   -----------   --------
Net income................................................  $6,916    5,491,250
Basic earnings per share..................................                          $1.26
Options exercised during the period -- incremental effect
  prior to exercise.......................................      --          388
Options outstanding at end of period......................      --       19,730
Convertible prepetual preferred stock.....................      --      750,000
Convertible subordinated debentures -- incremental effect
  prior to conversion.....................................      --           --        --
                                                            ------    ---------     -----
Diluted earnings per share................................  $6,916    6,261,368     $1.10
                                                            ======    =========     =====

     In 1997, the Company adopted SFAS No. 128, "Earnings per Share," effective December 15, 1997. As a result, the Company's reported earnings per share for 1996 and 1995 were restated. The effect of this accounting change on previously reported earnings per share ("EPS") data was as follows:

                                                              1996    1995
                                                              -----   -----
Primary EPS as Reported.....................................  $.074   $1.10
Effect of SFAS No. 128......................................   0.09    0.16
                                                              -----   -----
Basic EPS as restated.......................................  $0.83   $1.26
                                                              =====   =====
Fully diluted EPS as Reported...............................  $0.74   $1.10
Effect of SFAS No. 128......................................     --      --
                                                              -----   -----
Diluted EPS as restated.....................................  $0.74   $1.10
                                                              =====   =====

16.  REGULATORY CAPITAL REQUIREMENTS:

     The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve (for the Company) and the FDIC (for the Bank). There are three basic measures of capital adequacy for banks that have been promulgated by the Federal Reserve; two risk-based measures and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The minimum guidelines for the ratio ("Risk-Based Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital (i.e., 4.0% of risk-weighted assets) must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for banks that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier I Capital leverage ratio" (deducting all intangibles) and other

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES indicators of capital strength in evaluating proposals for expansion or new activities. The Bank had previously undertaken in writing to the FDIC to achieve a Leverage Ratio of at least 5.50% by September 30, 1995, which it did, and will consider raising additional capital or reducing internal growth should the ratio fall below that level in the future. The Company's leverage ratio requirement remains at 5.00%. Other than the foregoing commitment, the Bank has not been advised by the FDIC of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank or a bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. Substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements under the federal prompt corrective action regulations.

     As of December 31, 1997 and 1996, the Company and the Bank were considered "well capitalized" under the federal banking agencies for prompt corrective action regulations. Regulatory capital ratios for 1996 have not been restated to include FFO, as the accounting methodology for a pooling of interest does not apply under regulatory guidelines. The table which follows sets forth the amounts of capital and capital ratios of the Company and the Bank as of December 31, 1997 and 1996, and the applicable regulatory minimums (in thousands):

                                                         COMPANY              BANK
                                                    -----------------   -----------------
                                                     AMOUNT    RATION    AMOUNT    RATIO
                                                    --------   ------   --------   ------
AS OF DECEMBER 31, 1997:
RISK-BASED CAPITAL:
  Tier 1 Capital
     Actual.......................................  $101,350   10.05%   $103,162   10.25%
     Minimum required to be "Adequately
       Capitalized"...............................    40,329    4.00      40,265    4.00
     Excess over minimum to be "Adequately
       Capitalized"...............................    61,021    6.05      62,897    6.25
     To be "Well Capitalized".....................    60,494    6.00      60,398    6.00
     Excess over "Well Capitalized"
       requirements...............................    40,856    4.05      42,764    4.25
  Total Capital
     Actual.......................................   117,603   11.66     115,983   11.52
     Minimum required to be "Adequately
       Capitalized"...............................    80,658    8.00      80,530    8.00
     Excess over minimum to be "Adequately
       Capitalized"...............................    36,945    3.66      35,453    3.52
     To be "Well Capitalized".....................   100,823   10.00     100,663   10.00
     Excess over "Well Capitalized"
       requirements...............................    16,780    1.66      15,320    1.52
TIER 1 CAPITAL TO TOTAL ASSETS (LEVERAGE):
  Actual..........................................   101,350    6.94     103,162    7.07
  Minimum required to be "Adequately
     Capitalized".................................    58,456    4.00      58,392    4.00
  Excess over minimum to be "Adequately
     Capitalized".................................    42,894    2.94      44,770    3.07
  To be "Well Capitalized"........................    73,070    5.00      72,990    5.00
  Excess over "Well Capitalized" requirements.....    28,280    1.94      30,172    2.07

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

                                                         COMPANY              BANK
                                                    -----------------   -----------------
                                                     AMOUNT    RATION    AMOUNT    RATIO
                                                    --------   ------   --------   ------
AS OF DECEMBER 31, 1996:
RISK-BASED CAPITAL:
  Tier 1 Capital
     Actual.......................................  $ 51,325    8.82%   $ 57,113    9.82%
     Minimum required to be "Adequately
       Capitalized"...............................    23,268    4.00      23,260    4.00
     Excess over minimum to be "Adequately
       Capitalized"...............................    28,057    4.82      33,853    5.82
     To be "Well Capitalized".....................    34,902    6.00      34,890    6.00
     Excess over "Well Capitalized"
       requirements...............................    16,423    2.82      22,223    3.82
  Total Capital
     Actual.......................................    64,630   11.11      64,418   11.08
     Minimum required to be "Adequately
       Capitalized"...............................    46,536    8.00      46,519    8.00
     Excess over minimum to be "Adequately
       Capitalized"...............................    18,094    3.11      17,899    3.08
     To be "Well Capitalized".....................    58,170   10.00      58,149   10.00
     Excess over "Well Capitalized"
       requirements...............................     6,460    1.11       6,269    1.08
TIER 1 CAPITAL TO TOTAL ASSETS (LEVERAGE):
  Actual..........................................    51,325    5.90      57,113    6.57
  Minimum required to be "Adequately
     Capitalized".................................    34,807    4.00      34,798    4.00
  Excess over minimum to be "Adequately
     Capitalized".................................    16,518    1.90      22,315    2.57
  To be "Well Capitalized"........................    43,509    5.00      47,848    5.50
  Excess over "Well Capitalized" requirements.....     7,816    0.90       9,265    1.07

17.  RELATED PARTY TRANSACTIONS

     William R. Hough, a director and one of the two controlling shareholders, is President and the controlling shareholder of William R. Hough & Co. ("WRHC"), an NASD-member investment banking firm. As part of the normal course of business the Company solicits competitive bids for the sales of mortgage securities from approved broker/dealers, including William R. Hough & Company. During 1997, the Company placed $115,410,000 of forward sales on mortgage backed securities through William R. Hough & Company. Additionally, the Company periodically purchased securities under agreement to repurchase at a rate based on the prevailing federal funds rate plus 1/8 of 1% per an agreement entered into on August 15, 1995.

     In addition, WRH Mortgage, Inc., a related interest of William R. Hough, acted as the Company's agent in the purchase of two loan pools from the Resolution Trust Corporation on May 23, 1995, and was paid due diligence fees totaling $39,997.

     In June 1995, in connection with a rights offering of the Company Common Stock conducted by the Company, William R. Hough & Co. participated as a soliciting dealer, and as such was entitled to receive solicitation fees in an amount equal to approximately $11,900. William R. Hough & Co. also participated in the selling group for the public offering of the Company Common Stock that took place in conjunction with the rights offering. In connection with the public offering, William R. Hough & Co. received approximately $18,000 in discounts and other fees.

     In July 1996, William R. Hough & Co. began offering sales of insurance and mutual fund products and investment advisory services on the premises of the Company. The Company was paid a monthly fee of $300 for each banking office participating in the program plus a fee of 15% of the gross commissions earned from sales of non-insurance products. On January 1, 1997, this agreement was terminated and replaced with a new

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES agreement where the Company will be paid 50% of the net profits earned from sales of investment products on the Company's premises.

     In December 1996, the Company offered $6,000,000 of convertible subordinated debentures through a private placement on a "best efforts" basis exclusively through William R. Hough & Co. as "Sales Agent" for the Company. The sales agent agreement provided for the payment to William R. Hough & Co. of a fee of 1.50% for each $1,000 principal amount of debentures sold to directors of the Company or their spouses and 3% for each $1,000 of debentures sold to all others. The total amount of fees paid to William R. Hough & Company for the sale of the debentures was $162,000. In addition, the Company agreed to indemnify the sales agent against and contribute toward certain liabilities, including liabilities under the Securities Act, and to reimburse William R. Hough & Co. for certain expenses and legal fees related to the sale of the debentures of approximately $51,000.

     During the years ended December 31, 1996 and 1995, FFO purchased approximately $53.3 million, and $69.5 million of securities through WRHC, respectively. During the years ended December 31, 1996 and 1995, FFO sold approximately $46.0 million and $19.7 million of securities through WRHC, respectively. In connection with such transactions, FFO paid WRHC an aggregate of $118,000 and $92,000, in commissions during the years ended December 31, 1996 and 1995, respectively.

     In July 1997, in connection with an offering of trust preferred securities, William R. Hough & Company participated as co-manager, and as such was entitled to receive one-half of an underwriting fee of 3.75% of the dollar amount of preferred stock issued in an amount equal to approximately $539,063. In addition, the Company agreed to reimburse William R. Hough & Company for certain expenses and legal fees not to exceed $65,000.

     In December 1997, the Company completed a securitization of $60 million of high loan-to-value home equity loans. William R. Hough & Company participated as co-underwriters and was paid one-half of an amount equal to 1.5% of the principal amount of senior securities; 1.5% of the principal amount of subordinated securities; and 2.5% of the gross proceeds from the sale of interest only securities totaling $450,000. The Company also reimbursed William
R. Hough & Company for reasonable out-of-pocket expenses. Certain directors and executive officers of the Company and Bank, members of their immediate families, and entities with which such persons are associated are customers of the Bank. As such, they had transactions in the ordinary course of business with the Bank during 1997. All loans and commitments to lend included in those transactions were made in the ordinary course of business, upon substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, have not involved more than the normal risk of collectibility or presented other unfavorable features.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

18.  BANK HOLDING COMPANY FINANCIAL STATEMENTS:

     Condensed financial statements of the Company (Republic Bancshares, Inc.) at December 31 are presented below. Amounts shown as investment in the wholly-owned subsidiaries and equity in earnings of subsidiaries are eliminated in consolidation.

                           REPUBLIC BANCSHARES, INC.

                      PARENT-ONLY CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                1997       1996
                                                              --------    -------
ASSETS
  Cash......................................................  $     --    $    --
  Investment in wholly-owned subsidiaries...................   124,307     80,391
  Prepaid issuance costs -- subordinated debt...............        --        212
                                                              --------    -------
          Total.............................................  $124,307    $80,603
                                                              ========    =======
LIABILITIES
  Subordinated debt.........................................  $     --    $ 6,000
  Junior subordinated debt to subsidiary....................    28,750         --
  Intercompany payable to subsidiary........................        26         --
  Accrued interest on subordinated debt.....................        --          4
                                                              --------    -------
          Total liabilities.................................        --          4
  Minority interest.........................................        --      6,421
STOCKHOLDERS' EQUITY
  Perpetual preferred convertible stock.....................     1,500      1,500
  Common stock..............................................    14,072     11,708
  Capital surplus...........................................    50,322     34,225
  Retained earnings.........................................    29,155     20,847
  Unrealized gains (losses) on available-for sale
     securities.............................................       482       (102)
          Total stockholders' equity........................    95,531     68,178
                                                              --------    -------
          Total.............................................  $124,307    $80,603
                                                              ========    =======

                           REPUBLIC BANCSHARES, INC.

                      PARENT-ONLY CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                1997       1996
                                                              --------    -------
INCOME
  Dividends from bank.......................................  $   828     $  264
  Interest expense on subordinated debt.....................     (392)        (5)
  Interest on borrowings from subsidiary....................   (1,090)        --
  Equity in undistributed net income of subsidiary..........    9,225      4,620
                                                              -------     ------
          Net income........................................  $ 8,571     $4,879
                                                              =======     ======

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES

                   PARENT-ONLY CONDENSED CASH FLOW STATEMENTS
                                 (IN THOUSANDS)

                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
OPERATING ACTIVITIES:
Net income..................................................  $  8,571    $  4,879
Adjustments to reconcile net income to net cash (Used in)
  provided by operating activities:
  Equity in undistributed net income of subsidiary..........    (9,225)     (4,620)
  Net decrease (increase) in other assets...................       212          --
  Net increase (decrease) in other liabilities..............        22           5
                                                              --------    --------
          Net cash (used in) provided by operating
            activities:.....................................      (420)        264
                                                              --------    --------
INVESTMENT ACTIVITIES:
  Equity investment in banking subsidiary...................   (33,322)    (56,648)
  Equity investment in trust subsidiary.....................      (889)         --
  Equity investment in insurance subsidiary.................       (10)         --
                                                              --------    --------
          Net cash used in investing activities:............   (34,221)    (56,648)
                                                              --------    --------
FINANCING ACTIVITIES:
  Issuance of stock in merger...............................    12,374      50,860
  Decrease in minority interest.............................    (6,421)         --
  Increase in retained earnings from merger.................         1          --
  Conversion/Issuance of subordinated debt..................      (152)      5,788
  Proceeds from exercise of stock options...................       240          --
  Proceeds of borrowings from subsidiary....................    28,750          --
  Dividend payments on perpetual preferred stock............      (264)       (264)
                                                              --------    --------
          Net cash provided by financing activities.........    34,528      56,384
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        --          --
                                                              ========    ========
Cash balance beginning......................................        --          --
                                                              ========    ========
Cash balance ending.........................................        --          --
                                                              ========    ========

19.  BUSINESS SEGMENTS

     The Company's operations are divided into two business segments; commercial banking and mortgage banking. Commercial banking activities include the Company's lending for portfolio purposes, deposit gathering through the retail branch network, investment and liquidity management. Mortgage banking activities, which began in 1996, operate through a separate division of the Bank, include originating and purchasing mortgage loans for sale as well as selling those loans. The Company provides support for its mortgage banking division in areas such as secondary marketing, data processing and financial management. All funding for the mortgage banking division is provided through the Bank. The following are business

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES segment results of operation for the years ended December 31, 1997 and 1996. The Company has elected to report its business segments without allocation of income taxes and minority interests.

                           REPUBLIC BANCSHARES, INC.

                             BUSINESS SEGMENT DATA
                     YEARS ENDED DECEMBER 31, 1997 AND 1996
                             (DOLLARS IN THOUSANDS)

                                              1997                                 1996
                               ----------------------------------   ----------------------------------
                               COMMERCIAL   MORTGAGE    COMPANY     COMMERCIAL   MORTGAGE    COMPANY
                                BANKING     BANKING      TOTAL       BANKING     BANKING      TOTAL
                               ----------   --------   ----------   ----------   --------   ----------
TOTAL ASSETS (AT YEAR-
  END).......................  $1,401,001   $151,404   $1,552,405   $1,177,764   $ 46,593   $1,224,357
OPERATING DATA:
Interest income..............      99,327      9,130      108,457       87,473      1,471       88,944
Interest expense.............      55,772      4,151       54,923       43,986        963       44,949
                               ----------   --------   ----------   ----------   --------   ----------
Net interest income..........      48,555      4,979       53,534       43,487        508       43,995
Provision for loan losses....       2,628         --        2,628        2,582         --        2,582
                               ----------   --------   ----------   ----------   --------   ----------
Net interest income after
  provision for loan
  losses.....................      45,927      4,979       50,906       40,905        508       41,413
Other noninterest income.....       9,728     15,303       25,031        5,671      1,074        6,745
Gain on sale of ORE held for
  investment.................          --         --           --        1,207         --        1,207
General and administrative
  (G & A) expenses...........      40,002     17,482       57,484       34,773      2,056       36,829
Merger expenses..............       1,144         --        1,144           --         --           --
SAIF special assessment......          --         --           --        4,005         --        4,005
Provision for losses on
  ORE........................         530         --          530          111         --          111
ORE expense, net of ORE
  income.....................         273         --          273         (490)        --         (490)
Amort. of goodwill & prem. on
  deposits...................         464         --          464          491         --          491
                               ----------   --------   ----------   ----------   --------   ----------
Income before income taxes &
  minority interest..........  $   13,242   $  2,800       16,042   $    8,893   $   (474)       8,419
                               ==========   ========                ==========   ========
Income tax provision.........                              (6,096)                              (3,035)
Minority interest in income
  from subsidiary trust......                                (701)                                  --
Minority interest in F.F.O...                                (674)                                (505)
                                                       ----------                           ----------
Net income...................                          $    8,571                           $    4,879
                                                       ==========                           ==========

20.  PROPOSED MERGERS AND ACQUISITIONS (UNAUDITED):

NATIONSBANK AND BARNETT BRANCHES

     In December 1997, the Company entered into two purchase and assumption agreements with NationsBank Corporation ("NationsBank"), to acquire three branches of NationsBank's subsidiary bank, NationsBank, N.A. ("NationsBank Subsidiary"), and five branches of Barnett Bank, N.A. ("Barnett Subsidiary"), a wholly-owned subsidiary of Barnett Banks, Inc. ("BBI"), including the loans and other assets recorded at those branches, and to assume the deposits and other liabilities assigned to such branches for a

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES purchase price of approximately $37.5 million, based on the most recent data available (the "NationsBank Subsidiary Acquisition"). The first purchase and assumption agreement (the "Florida Agreement") is for three NationsBank Subsidiary and four Barnett Subsidiary branches located throughout Florida (the "Florida Branches"), consisting of three in Monroe County (Key West, Marathon and Plantation Key), two in Marion County (Ocala and Silver Springs), one in Columbia County (Lake City) and one in Suwannee County (Live Oak). The second purchase and assumption agreement (the "Georgia Agreement" and with the Florida Agreement, collectively, the "NationsBank Subsidiary Agreements") is for a Barnett Subsidiary branch located in Glynn County, Georgia (the "Georgia Branch" and with the "Florida Branches," collectively, the "NationsBank Subsidiary Branches"). At August 31, 1997, the Florida Branches had deposit liabilities of $225.5 million and loans of $163.9 million, and the Georgia Branch had deposit liabilities of $24.2 million and loans of $19.4 million. The NationsBank Subsidiary Acquisition will be accounted for using purchase accounting rules.

BANKERS SAVINGS BANK

     In February 1998, the Company and Bankers Savings Bank, Inc. ("BSB"), Coral Gables, Florida, entered into a definitive agreement (the "BSB Agreement") for the merger of BSB into the Bank stock by the Company (the "BSB Acquisition") at an exchange ratio of 0.54 of a share of the Company's Common Stock for each share of BSB's Common Stock, subject to certain changes in the price of the Company's Common Stock and a final valuation of BSB's headquarters building. BSB has two branches in Dade County and, as of December 31, 1997, had total assets of $67.1 million, total loans of $47.4 million and total deposits of $56.0 million. It is anticipated that the BSB Acquisition will be accounted for as a pooling of interests. The BSB Acquisition may be terminated by either BSB or the Company if it is not consummated by November 1, 1998.

DIME SAVINGS BANK

     In March 1998, the Company entered into an agreement with Dime Savings Bank, F.S.B. (the "DSB Agreement" and "DSB", respectively), to acquire a DSB branch in Deerfield Beach, Florida (Broward County) and to assume the deposits and other liabilities of approximately $192.5 million, assume the leasehold on the branch property and purchase the personal property and equipment of the branch for $100,000. The transaction will be accounted for using purchase accounting rules and must be consummated within 30 days of receiving regulatory approval.

======================================================

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary...............................    1
Risk Factors..........................    8
Use of Proceeds.......................   17
Price Range of Common Stock...........   17
Capitalization........................   18
Proposed Acquisitions.................   19
Combined Financial Data...............   21
Selected Consolidated Financial
  Data................................   23
Management's Discussion and Analysis
  Financial Condition and Results of
  Operations..........................   25
Business..............................   41
Management............................   61
Principal Stockholders................   62
Description of Capital Stock..........   63
Underwriting..........................   64
Legal Matters.........................   66
Experts...............................   66
Available Information.................   66
Incorporation of Certain Documents by
  Reference...........................   66
Index to Financial Statements.........  F-1

======================================================
======================================================

                           (REPUBLIC BANCSHARES LOGO)

                                2,000,000 SHARES

                           REPUBLIC BANCSHARES, INC.

                                  COMMON STOCK

                              --------------------
                                    PROSPECTUS
                              --------------------

                            WILLIAM R. HOUGH & CO.

                               RYAN, BECK & CO.

                                           , 1998
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder.

Securities and Exchange Commission registration fee.........  $ 22,561.00
Nasdaq National Market additional listing fee...............
Printing and engraving expenses*............................
Accounting fees and expenses*...............................
Legal fees and expenses*....................................
Blue Sky fees and expenses*.................................
Miscellaneous*..............................................
                                                              -----------
          Total.............................................
                                                              ===========

---------------

* Estimate.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company is a Florida corporation. The Florida Business Corporation Act ("FBCA") provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his conduct was unlawful. In the case of proceedings by or in the right of the corporation, the FBCA provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the FBCA provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the FBCA or the corporation's articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. Article V of the Company's Bylaws provides that the Company shall indemnify any director, officer, employee or agent or any former director, officer, employee or agent to the full extent permitted by Florida law. The Company has purchased insurance with respect to, among other things, certain liabilities that may arise under the statutory provisions referred to above.

ITEM 16.  EXHIBITS

     The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:

EXHIBITS        DESCRIPTION
--------        -----------
  1         --  Form of Underwriting Agreement.*
  4.1       --  Amended and Restated Articles of Incorporation of the
                Company (incorporated by reference from Exhibit 3.1 of the
                Company's Registration Statement on Form S-4, File No.
                33-80895, dated December 28, 1995).
  4.2       --  Bylaws of the Company (incorporated by reference from
                Exhibit 3.2 of the Company's Registration Statement on Form
                S-4, File No. 33-80895, dated December 28, 1995).
  5         --  Opinion of Holland & Knight LLP.*
 10.1       --  Purchase and Assumption Agreement relating to the Florida
                Branches, between NationsBank Corporation and the Company, dated December 15, 1997 (incorporated by reference from
                Exhibit 10.1 of the Company's Annual Report on Form 10-K/A,
                filed on April 13, 1998).
 10.2       --  Purchase and Assumption Agreement relating to the Georgia
                Branch, between NationsBank Corporation and the Company,
                dated December 15, 1997 (incorporated by reference from
                Exhibit 10.1 of the Company's Annual Report on Form 10-K/A,
                filed on April 13, 1998).
 10.3       --  Purchase and Assumption Agreement between Dime Savings Bank,
                F.S.B. and the Company, dated March 24, 1998.
 10.4.1     --  Agreement and Plan of Merger between Bankers Savings Bank,
                F.S.B. and the Company dated March 2, 1998.
 10.4.2     --  First Amendment to Agreement and Plan of Merger between
                Bankers Savings Bank, F.S.B. and the Company dated March   ,
                1998.
 23.1       --  Consent of Holland & Knight LLP (included in Exhibit 5.1).*
 23.2       --  Consent of Arthur Andersen LLP.
 24         --  Power of Attorney (included with signature pages to this
                Registration Statement).
 27         --  Financial Data Schedule (for SEC use only).

---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Tampa, State of Florida, on April 13, 1998.

                                          REPUBLIC BANCSHARES, INC.

                                          By:     /s/ JOHN W. SAPANSKI
                                            ------------------------------------
                                            John W. Sapanski
                                            Chairman of the Board of Directors,
                                            Chief Executive Officer, and
                                              President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John W. Sapanski and William R. Falzone and each of them acting alone, his true and lawful attorneys-in-fact and against, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                    SIGNATURE                                    TITLE                     DATE
                    ---------                                    -----                     ----

               /s/ JOHN W. SAPANSKI                 Chairman, Chief Executive         April 13, 1998
--------------------------------------------------    Officer and Director
                 John W. Sapanski                     (Principal Executive Officer)

              /s/ WILLIAM R. FALZONE                Treasurer (Principal Financial    April 13, 1998
--------------------------------------------------    and Accounting Officer)
                William R. Falzone

                 /s/ FRED HEMMER                    Director                          April 13, 1998
--------------------------------------------------
                   Fred Hemmer

                                                    Director
--------------------------------------------------
                   Marla Hough

               /s/ WILLIAM R. HOUGH                 Director                          April 13, 1998
--------------------------------------------------
                 William R. Hough

                /s/ ALFRED T. MAY                   Director                          April 13, 1998
--------------------------------------------------
                  Alfred T. May

             /s/ WILLIAM J. MORRISON                Director                          April 13, 1998
--------------------------------------------------
               William J. Morrison

                               INDEX TO EXHIBITS

EXHIBIT         DESCRIPTION
--------        -----------
  1         --  Form of Underwriting Agreement.*
  4.1       --  Amended and Restated Articles of Incorporation of the
                Company (incorporated by reference from Exhibit 3.1 of the
                Company's Registration Statement on Form S-4, File No.
                33-80895, dated December 28, 1995).
  4.2       --  Bylaws of the Company (incorporated by reference from
                Exhibit 3.2 of the Company's Registration Statement on Form
                S-4, File No. 33-80895, dated December 28, 1995).
  5         --  Opinion of Holland & Knight LLP.*
 10.1       --  Purchase and Assumption Agreement relating to the Florida
                Branches, between NationsBank Corporation and the Company, dated December 15, 1997 (incorporated by reference from
                Exhibit 10.1 of the Company's Annual Report on Form 10-K/A,
                filed on April 13, 1998).
 10.2       --  Purchase and Assumption Agreement relating to the Georgia
                Branch, between NationsBank Corporation and the Company,
                dated December 15, 1997 (incorporated by reference from
                Exhibit 10.1 of the Company's Annual Report on Form 10-K/A,
                filed on April 13, 1998).
 10.3       --  Purchase and Assumption Agreement between Dime Savings Bank,
                F.S.B. and the Company, dated March 24, 1998.
 10.4.1     --  Agreement and Plan of Merger between Bankers Savings Bank,
                F.S.B. and the Company dated March 2, 1998.
 10.4.2     --  First Amendment to Agreement and Plan of Merger between
                Bankers Savings Bank, F.S.B. and the Company dated March   ,
                1998.
 23.1       --  Consent of Holland & Knight LLP (included in Exhibit 5.1).*
 23.2       --  Consent of Arthur Andersen LLP.
 24         --  Power of Attorney (included with signature pages to this
                Registration Statement).
 27         --  Financial Data Schedule (for SEC use only).

---------------

* To be filed by amendment.